

ANNUAL REPORT 2004

TELESYSTEM
INTERNATIONAL
WIRELESS
INC.



TIW

Growth in Subscribers
(thousands, as of December 31)



1,474   2,862   3,815   5,004   6,741

2000   2001   2002   2003   **2004**

Note: Historical figures exclude subscribers in India to reflect the sale of Hexacom in February 2004.

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with over 6.7 million subscribers. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").



TIW operates in Romania through MobiFon S.A. under the brand name Connex.

TIW operates in the Czech Republic through Oskar Mobil a.s. under the brand name Oskar.

MobiFon

Since launching the first GSM network in Romania in early 1997, MobiFon has truly established a world-class operation. It has consistently delivered exceptional growth and financial excellence seven years running.

Through flawless execution, MobiFon has become one of Europe's most profitable mobile operators. MobiFon achieved positive operating income less than two years after launching services. Free cash flow (defined as operating income before depreciation and amortization (OIBDA) less capital expenditure) in 2004 reached almost $210 million.

Its brand, Connex, is a household name in Romania and ranks on par in name recognition with those of the leading global brands. Its network is fully deployed and covers 95% of the population. In 2004, MobiFon achieved a record year in subscriber growth, adding 1.4 million subscribers, ending the year with a 48% market share.

With a population of 22 million, Romania is the second largest country in Central and Eastern Europe and one of the fastest growing mobile markets in the region. Market expansion accelerated in 2004, growing by 45%, for a total of 3.1 million new subscribers. At 47%, mobile penetration remains relatively low, and about half the penetration rate of European Union countries.

Recent sovereign debt rating upgrades by major rating agencies suggest that Romania's long-term prospects look attractive. GDP has been growing at approximately 5% a year for the past six years as a result of economic and political reforms as well as the country's anticipated entry into the European Union in 2007.

Subscriber Growth in Romania
(thousands, as of December 31)



2000	2001	2002	2003	2004
1,172	2,003	2,635	3,457	4,910

CONNEX®





Oskar Mobil

Oskar Mobil has been recognized as one of Europe's most effective and innovative mobile operators, both in terms of subscriber growth and profitability ever since it launched service in March 2000. Oskar turned operating income before depreciation and amortization (OIBDA) positive in early 2002, and achieved positive operating income in 2003. In 2004, it generated free cash flow (defined as OIBDA less capital expenditure) of almost $70 million.

During the year, Oskar Mobil was voted best mobile operator in the Czech Republic for the second consecutive year and was also recognized as the country's most dynamic company. Its brand name "Oskar" has become one of the better-known consumer brands in the country, thanks to innovative marketing strategies and creative advertising campaigns. To date, "Oskar" advertising has won over 50 national and international awards.

Oskar's focus on value based customer acquisition continued in 2004, and the company had 1.8 million subscribers at year-end, an 18% increase over 2003. The company's focus on higher value customers resulted in Oskar having the highest revenue per subscriber (ARPU) of the three Czech operators for the second year in a row. Oskar captured a 20.8% share of the Czech Market by service revenue in 2004, and finished the year with a 17.0% share of the customers on the market as calculated by the number of SIM cards.

As a new member of the European Union, the Czech Republic remains an attractive market for telecommunications in Europe. Its western-like economy has shown strong growth for well over a decade and is the second largest economy in Central and Eastern Europe. The Czech Republic also has the second highest per capita income in the region.



Subscriber Growth in Czech Republic
(thousands, as of December 31)

2000: 301
2001: 858
2002: 1,180
2003: 1,547
2004: 1,831







SDRAWKCAB KAEPS I

Speak your mind.

oskar mobil

MESSAGE TO SHAREHOLDERS

By any measure, 2004 capped an exceptional two-year period. After substantially reducing and refinancing our corporate debt in 2003, we simplified our corporate structure in 2004, thereby enhancing the company's valuation.

Our operations in Romania and the Czech Republic continued to record superior operational and financial results, confirming their position as two of Europe's best performing mobile operators.

Our efforts have been rewarded by a significant improvement in the Company's market value: our share price increased from $1.60 at the end of 2002 to $8.96 at the end of 2003, and $11.19 at the end of 2004. The market capitalization of the Company at the end of 2004 was $1.9 billion.

In March 2005, we signed a definitive agreement to sell our interests in MobiFon and Oskar Mobil for a cash consideration of approximately $3.5 billion,

and the assumption of approximately $950 million of net debt. This transaction represents the sale of substantially all of TIW's assets and as such requires shareholder approval. At closing, we intend to distribute the net proceeds of the sale and the net cash at TIW up to a maximum of $16.00 per share to our shareholders pursuant to a Court supervised plan of arrangement. We will then proceed to the liquidation and dissolution of the Company.

Simplified Corporate Structure

One of our strategic objectives for 2004 was to complete the simplification of our corporate structure initiated in 2003 in order to reduce our cost of capital. After selling our Indian operations early in 2004, we set out to increase our ownership in our Romanian and Czech subsidiaries on terms attractive to our shareholders. As a result of a number of transactions, we now own 79% of MobiFon in Romania and 100% Oskar Mobil in the Czech Republic and have purchased all of the shares held by financial investors in all of our subsidiaries. These acquisitions were completed mainly through the issuance of TIW shares based on economic equivalency and as such were not dilutive to our existing shareholders.

• In March, we bought minority interests of 5.9% in MobiFon and 2.9% in Oskar Mobil for 14.6 million TIW common shares.



Growth in Revenues
(millions $ – years ended December 31)

354 — 2000
526 — 2001
694 — 2002
967 — 2003
1,276 — 2004

Note: All references to "dollars" and "$" are to U.S. dollars, unless otherwise expressly stated.

Message

- Also in March, we acquired the 13% of ClearWave that we did not previously own for a combination of 10.9 million common shares of TIW and $35.7 million in cash. This transaction was effected as part of primary and secondary placement of 24 million of our common shares. TIW received net proceeds of $72.2 million from the sale of 8 million shares.

- In September, we bought a 15.5% participation in MobiFon from private equity investors for a combination of 28.4 million common shares of TIW and $36.6 million in cash.

- In January 2005, we acquired the 72.9% equity interest in Oskar Holdings N.V. we did not already own from certain private equity investors in exchange for 46 million shares of TIW.

These acquisitions not only solidified our position as a leading Central and Eastern European mobile operator but also provided more flexibility to the Company in terms of strategic options.

Achieving Exceptional Results

Our Romanian and Czech operations recorded their best operational and financial performances ever in 2004.

We added 1.7 million subscribers in Central and Eastern Europe to reach a total of 6.7 million subscribers at year-end, an increase of almost 35% over 2003. Service revenues surpassed the $1 billion mark, growing by 32% to $1.2 billion compared to $915 million in 2003. Consolidated OIBDA reached a record $487.3 million, up from $374.6 million in 2003 while operating income grew almost 50% to $254.3 million from $169.9 million the previous year.

Net income for the year was $55.2 million in 2004, including a gain of $11.7 million on the disposal of our Indian operations.

MobiFon: Sustained Superior Profitability

MobiFon maintained a track record of delivering exceptional growth and superior profitability in Romania for a seventh consecutive year.

Fueled by a growing economy and an increase in consumer spending, growth in the Romanian mobile market accelerated; surging to an estimated 47% penetration rate at year-end, up from 33% at the end of 2003. With a 42% increase in its subscriber base, MobiFon recorded its best performance in terms of subscriber growth since 2002, adding 1,450,000 net additions to end the year with 4.9 million subscribers and a 48% market share. Growth was particularly strong in the fourth quarter with 541,000 net additions, an all-time quarterly record. In a market driven mainly by prepaid subscriber additions, MobiFon added almost 400,000 postpaid subscribers, representing the largest ever increase in postpaid subscribers.

Service revenues increased 30% to reach $686.3 million. OIBDA reached $344.9 million, up 23% from $281.2 million in 2003. MobiFon continued to generate industry-leading OIBDA margins on service revenues in excess of 50% for a fourth consecutive year. Operating income for 2004 was $226 million, an increase of 32% over 2003.

Oskar Mobil: Best Mobile Operator in Czech Republic

Oskar Mobil excelled once again in 2004 and was voted best mobile operator in the Czech Republic for a second consecutive year. Oskar's continued focus on adding high value customers translated into the company having the highest ARPU in the Czech market for the second consecutive year, and capturing an estimated 50% of the revenue growth of the Czech mobile market in 2004. Across the board, Oskar has become one of the most effective new mobile operators in Europe.

Oskar's focus on higher revenue subscribers has been extremely successful. Oskar added 220,000 postpaid subscribers in 2004, 77% of its total net additions for the year. And so, postpaid subscribers represented 48% of its subscriber base at year-end, up from 42% in 2003. More impressive still, Oskar continued to lead the market with the highest average monthly revenue per subscriber, an almost unheard of accomplishment for a third mobile operator.

With 1.8 million subscribers at the end of the year, Oskar continued to gain market share with an estimated 17.0% share of the national cellular market and a 20.8% share of the national cellular service revenue at year-end.

Service revenues increased 36% to $523.3 million or 24% in local currency, compared to 2003. OIBDA rose to $162 million in 2004, a 57% increase over the previous year. OIBDA as a percentage of service revenue improved to 31% from 27% in the prior year, as a result of economies of scale. Operating income surged five-fold to $48 million.

Oskar's solid operational and financial performance allowed the Company to refinance its senior credit facility by issuing €325 million in Senior Notes and entering into a new senior credit facility agreement for €250 million. The Senior Notes were the first high-yield notes ever issued by a Czech company.

Growth in Operating Profitability
(millions $ – years ended December 31)



5
-85
122
0
242
88
375
170
487
254
2000
2001
2002
2003
2004
Operating Income
OIBDA

The Proposed Vodafone Transaction

We believe that the sale of our interests in MobiFon and Oskar Mobil—to Vodafone for approximately $3.5 billion, and the assumption of approximately $950 million of net debt represents full and fair value and is the best course for the Company to follow, taking into account the relevant risks, and potential financial returns over the long run, in the event that a transaction is not effected.

The transaction is to be carried out by way of a plan of arrangement under the Canada Business Corporations Act. It will provide for a shareholder

vote, the distribution of the proceeds of the sale to TIW's shareholders and the liquidation and dissolution of TIW. We will also ask to the Court the authorization to initiate a creditors' claims process.

The percentage of votes required for shareholder approval will be determined by the Court and is expected to be 66 2/3% of the votes cast by TIW's shareholders at a special shareholder meeting. Already, certain TIW shareholders representing approximately 33.6% of the outstanding share capital of TIW have agreed to support and vote their shares in favour of the transaction. The transaction is also subject to necessary regulatory approvals under relevant competition legislation (EU and Romania).

As soon as practicable after the approval by shareholders, we will seek an order from the Superior Court of Québec authorizing the implementation of the plan of arrangement.

Acknowledgements

During the year, Charles Sirois, the founder of our company stepped down as Chairman and Director of TIW. His contribution since the inception of TIW has been truly enormous. We are very grateful for his entrepreneurial vision, his commitment and enthusiastic support in building TIW into the successful mobile operator it has become.

We also want to express gratitude to our Board of Directors for their active participation and strategic input throughout the year, and thank Christian Salbaing of Hutchison Whampoa Ltd. as he leaves the board.

Finally, we extend our appreciation to all our employees for their continued hard work.



Bruno Ducharme
Chairman and Chief Executive Officer

Alexander Tolstoy
President and Chief Operating Officer

OUR OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our Operating and Financial Review and Prospects, prepared as of March 15, 2005, is intended to assist in the understanding and assessment of the trends and significant changes in the results of operations and financial condition of Telesystem International Wireless Inc. Historical results may not indicate future performance. Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. This review should be read in conjunction with our Consolidated Financial Statements and the accompanying notes which have been prepared on the basis of that we will continue in operation for the foreseeable future, pending the completion of the sale of all of our operating assets as described in Note 18 to such financial statements and below. Unless otherwise indicated, all of our financial data and discussions thereof are based upon financial statements prepared in accordance with accounting principals generally accepted in Canada and are presented in U.S. dollars. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP and a reconciliation of Canadian GAAP to U.S. GAAP, see Note 17 to our Consolidated Financial Statements.

OVERVIEW

We provide wireless voice and data services. Our operations consist of wireless operations in Romania and the Czech Republic. As of December 31, 2004, through our subsidiary, ClearWave, we held 100% of the equity and voting rights of MobiFon Holdings, which owns 79.0% of the equity and voting rights of MobiFon, our Romanian operating subsidiary. As of December 31, 2004, we also own 27.1% and 52.7% of the equity and voting rights, respectively, of Oskar Holdings, which owned 99.9% of the equity and voting rights of Oskar Mobil, our Czech Republic operating subsidiary. After year-end, we increased our ownership in Oskar Holdings to 100%.

During 2003 and 2004, we increased our equity ownership in ClearWave, an intermediary holding Company, from 85.0% to 99.99%. Specifically, on November 5, 2003, we increased our equity and voting rights in ClearWave by 1.2% and 0.4%, respectively, by acquiring 1,009,300 Class A subordinate voting shares of ClearWave from an institutional investor in exchange for the issuance of 1,374,666 of our Common Shares. In March 2004, we acquired 10,942,625 class A Subordinate Voting Shares of ClearWave from two institutional shareholders, for an aggregate consideration of $139.9 million, consisting of 10,874,731 shares of the Company and $35.7 million in cash. On May 25, 2004, ClearWave launched an offer to all remaining holders of its outstanding 186,560 class A Subordinate Voting Shares ("ClearWave Shares") to purchase the ClearWave Shares they held for Cdn$16.64 [$12.48] in cash per share. As of December 31, 2004, 177,351 of the ClearWave Shares were tendered under the offer for aggregate consideration of $2.2 million. The class A Subordinate Voting Shares acquired through these transactions represents a 13.0% equity interest and a 4.6% voting interest in ClearWave and as a result, our direct and indirect equity and voting interest in ClearWave increased to 99.99% and 100.0%, respectively.

As part of the March 17, 2004 acquisition of shares in MobiFon described below, the selling minority shareholder of MobiFon who also had a minority position in Oskar Holdings N.V., sold us a 2.9% equity interest in Oskar Holdings for a cash consideration that the selling shareholder agreed to reinvest into 1,650,595 of our common shares. The aggregate purchase price for the Oskar Holdings interest acquired was $17.7 million.

In November 2004, we entered into an agreement in principal to acquire from non-controlling shareholders 72.9% of Oskar Holdings in exchange for the issuance of 46.0 million of our common shares which had an aggregate value of $521.9 million. The closing occurred on January 12, 2005 and we increased our indirect ownership in Oskar Holdings and Oskar Mobil to 100.0% and 99.9%, respectively. Two of our significant shareholders were shareholders of Oskar Holdings and received 17.4 million and 7.0 million common shares, respectively.

As of December 31, 2004, the wireless operations of MobiFon and Oskar Mobil together had 6,741,428 subscribers. Our operations' licenses entitle us to serve geographical areas that include approximately 31.9 million persons. As a part of our development strategy, we selectively consider strategic opportunities in the wireless telecommunications industry on an ongoing basis, especially in Central and Eastern Europe, where we are already present. We define Central and Eastern Europe to include Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania, Serbia and Montenegro, Slovak Republic and Slovania. At any time we may be engaged in various stages of discussion regarding potential development projects, mergers, acquisitions or divestitures.

MobiFon

Our wireless services in Romania are provided by MobiFon, which holds a license for national GSM-based cellular services. As of December 31, 2004, MobiFon had an estimated 48.0% share of the cellular market and a total of 4,910,312 subscribers. Romania is the second largest market in Central and Eastern Europe with 21.7 million people and is currently a second wave EU accession candidate expected to join the EU in 2007. MobiFon and the mobile telephone industry continue to benefit from the country's economic growth as Romania steadily moves towards EU accession. According to the Economist Intelligence Unit, forecasted GDP growth for 2005 is estimated to be approximately 4.6% (actual GDP growth was 8.0% in 2004 and 4.9% in each of 2003 and 2002). Inflation fell to approximately 9.3% in 2004 (15.4% in 2003 and 22.5% in 2002). Consequently, Romania's currency, the Leu, has been stabilizing. Romania's sovereign debt is currently rated BB+ by Standard and Poors and Ba1 by Moody's compared to BB and Ba3, respectively, as of December 31, 2003.

Wireless penetration at the end of 2004 reached 47%, or 10.2 million customers, and the growth of penetration is expected to continue to be the primary factor affecting MobiFon's growth. During the fourth quarter of 2004, the Romanian market as a whole reached record wireless service subscriber growth, growing by almost 1.2 million subscribers. The total number of new mobile customers was 54% higher than in the third quarter of 2004 and 24% higher for the same period in 2003. This confirms the strong market growth, fuelled by an improved economic environment and stagnant fixed line service penetration.

Our initial investment in Romania was made in November 1996 and commercial operations were launched in April 1997. Through our subsidiary ClearWave, our equity interest in MobiFon increased from 54.7% to 58.9% in June 2000 and then to 63.5% in February 2001, following the sale by certain minority shareholders of their MobiFon shares to ClearWave. In March 2003, we sold a 5.9% equity interest in MobiFon, for aggregate cash consideration of $42.5 million, reducing ClearWave's and our ultimate ownership in MobiFon to 57.7% and 50.1%. In March 2004, we reacquired the 5.9% of MobiFon sold in 2003 in exchange for the issuance of 12,971,119 common shares of the Company's treasury stock. Pursuant to the terms of the sale, the selling shareholder had the right to receive 5.9% of the dividends paid in 2004 by MobiFon relating to MobiFon's 2003 earnings up to an aggregate maximum of $5.2 million which was fully paid as of December 31, 2004. The aggregate purchase price for the MobiFon interest acquired was $143.9 million.

On September 15, 2004, we acquired 15.46% of MobiFon from certain minority shareholders for a combination of cash and common shares of the Company. One of our significant shareholders had an ultimate equity interest of 28.2% in one of the selling shareholders from whom we acquired 14.4% of MobiFon. Under the terms of the agreement, we acquired 25,185,168 shares of MobiFon in exchange for 28,358,499 of our common shares and an additional 4,203,310 shares of MobiFon for $36.6 million in cash. Pursuant to the terms of the sale, the selling shareholders had the right to receive up to Lei 260.2 billion ($7.9 million) of the dividends declared in March 2004 of which $5.8 million was paid as of December 31, 2004. The aggregate purchase price including transaction expenses amounted to $298.5 million. As a result of these acquisitions and the acquisitions of ClearWave previously described, we increased our ultimate equity interest in MobiFon from 50.1% as at December 31, 2003 to 79.0% as at December 31, 2004.

Oskar Mobil

As Oskar Holdings' 99.9%-owned indirect subsidiary, Oskar Mobil was granted the third license to provide GSM-based wireless telecommunication services in the Czech Republic in 1999 and launched commercial services in March 2000 under the "Oskar" brand name. By the end of 2000, Oskar Mobil had substantially completed the buildout of its GSM network which now covers more than 98% of the population of the Czech Republic. As of December 31, 2004, we had invested a total of 25.7 billion Czech Koruna ($1.1 billion) in property, plant and equipment, which Oskar Mobil has funded through a combination of shareholders' funding, drawings under their old and new senior credit facilities, vendor financing and cash provided by operating activities. As Oskar Mobil has substantially completed its network buildout and has grown its subscriber base, the cash used for the acquisitions of property, plant and equipment has decreased from $106.6 million in 2002 to $92.6 million in 2004 and it has attained positive cash flow from operating activities in each of 2002, 2003 and 2004.

Oskar Mobil is the third operator to enter the wireless telecommunications market in the Czech Republic and have grown its market share at the expense of the two established incumbents, Eurotel and T-Mobile, which are estimated to have 42.6% and 40.4% of the subscriber market as of December 31, 2004, respectively. Oskar Mobil increased its market share from 15.9% as of December 31, 2003 to 17.0% as of December 31, 2004. As of December 31, 2004, Oskar Mobil had 1,831,116 subscribers and we estimate that Oskar Mobil held a 20.8% share of the national wireless market service revenues.

The Czech mobile market has continued to grow and penetration levels reached 105% as of December 31, 2004, or 10.8 million SIM cards. This represents an increase of 10.8% for year end 2004 as compared to year end 2003. The high penetration rate reflects the relative affluence of the Czech population compared to regional peers, the multiple-SIM card phenomenon and the relatively low fixed line penetration rate. The penetration measured by actual mobile users is estimated to be significantly less than penetration measured by SIM cards, providing us with further growth opportunities.

Oskar Holdings' equity interest in Oskar Mobil increased from 94.1% to 95.5% at December 31, 2001 and then to 96.3% on January 17, 2003 as a result of the registration of the shares issued in the December 2001 and March and June 2002 calls for capital. Oskar Holdings was the only shareholder to have participated in these calls. On October 6, 2003, a minority shareholder of Oskar Mobil gave notice of their intention to exercise their option to sell its 3.62% share in Oskar Mobil to Oskar Holdings at a price of approximately 600 million Czech Koruna, for which we entered into a foreign exchange hedge fixing the future cash obligation at $22.0 million. Oskar Holdings financed the acquisition during the first quarter of 2004 via shareholder contributions totalling $22.0 million, of which $16.7 million was made by minority shareholders of Oskar Holdings. This increased the interest of Oskar Holdings in Oskar Mobil to 99.9%. We have reached an agreement in principal to acquire the remaining shares of Oskar Mobil not owned by Oskar Holdings for a cash consideration of €150,000 which was paid on August 3, 2004. However, closing of this transaction is subject to the completion of certain statutory procedures. By agreement as of March 15, 2004, Oskar Holdings may exercise all voting rights for the sold shares, until completion of such procedures.

Sale of Operations to Vodafone

On March 15, 2005, we entered into definitive agreements with Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc, ("Vodafone") for the sale of all of our interests in ClearWave for a cash consideration of approximately $3.5 billion. ClearWave owns all of our interest in Oskar Mobil and MobiFon through its 100% ownership of Oskar Holdings and MobiFon Holdings. The consideration is payable in cash upon closing of the sale and is not subject to financing. At closing, net proceeds from the sale along with net assets at the corporate level, which primarily consist of cash and cash equivalents, are expected to equate to $16 per fully-diluted share and are intended to be distributed to shareholders pursuant to a court supervised plan of arrangement.

Closing of the sale is subject to (i) court approval pursuant to the plan of arrangement, (ii) shareholders' approval on a basis to be determined by the court (expected to be 66^2/$_3$% of the votes), and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislations. Closing of the sale will take place as soon as practicable after receipt of such regulatory approvals, which is expected to occur in the third quarter of 2005.

Our Board of Directors has approved the sale transaction and has recommended that our shareholders vote in favor of the sale transaction, which will be included in the plan of arrangement which will also address distributions to shareholders and our liquidation.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Economic Conditions in the Romania and the Czech Republic

All of our operations are located in Romania and the Czech Republic; both countries have undergone dramatic political and economic reform since 1989. Our future results of operations are dependent upon continued economic, political and social stability in both of these countries.

Competition

The wireless market is characterized by strong competition. The policies and behavior of our competitors relating to pricing and product offerings may require changes in our own pricing and product offerings. In particular, we believe that competition for high value postpaid customers will increase in the future. The competitive environment will also be impacted by the introduction of UMTS services in the Czech Republic and in Romania.

Customer Mix

Our results of operations are affected by customer mix. We offer services to our customers via both prepaid services in which customers purchase credit on an account, and postpaid customers, to whom we offer credit and bill on a monthly basis. Postpaid customers offer a higher value opportunity for us, generating higher ARPU per month versus our prepaid customers.

In connection with our postpaid acquisitions we generally offer handsets below cost, as an incentive for our customers to subscribe to our postpaid services, and these subsidies are accounted for as cost of revenues at the time of sale.

Seasonality

Our results of operations are subject to seasonal fluctuations that impact our operating results from quarter to quarter. In the past, we have experienced the highest level of subscriber additions and acquisition related expenses, including marketing and promotional expenditures, in the fourth quarter of the calendar year. As a result, our operating income before depreciation and amortization ["OIBDA"] and operating profit can be impacted in the fourth quarter. Due to lower customer usage levels, our ARPU tends to be lower in the first quarter of the calendar year. Offsetting this, due to lower levels of new customer acquisitions in the first quarter, our costs may be lower in the first quarter. Our revenues are generally higher in the third quarter of the calendar year due to higher usage levels and roaming during the summer holiday season.

Churn

Churn refers to subscriber disconnection from our services. For the year ended December 31, 2004, we had an average monthly churn rate of 1.9% (2.0% in 2003). We believe that churn levels vary due to a number of factors such as customer loyalty, quality of customer service, changes in technology, product and service offerings and network quality. The introduction of mobile number portability and the launch of UMTS services may impact future churn levels.

Capital Expenditures

As we have substantially completed the buildout of our GSM networks, we have reduced the amount of capital expenditures. Although cash used for the acquisition of property, plant and equipment has decreased from $242.9 million in 2002 to $228.4 million in 2004 it increased from the $188.3 million used in 2003. Furthermore, we could be required to increase our capital expenditures in the near future. Specifically, in connection with the acquisition of UMTS licenses and buildout of UMTS networks in Romania and in the Czech Republic. This could have a material impact on our cash flow and financial results. (See "Future Capital Requirements").

Regulatory and Tax Changes

Changes in the regulatory environment in the Czech Republic and Romania have impacted our results of operations in prior periods and changes in the tax environment may impact us in the future. For example, in 2004, the Czech government increased the value added tax ("VAT") rate for telecommunications services from 5% to 19%. The Czech telecommunications regulator has also recently introduced new lower mobile voice terminating interconnection rates. The Czech Parliament is currently in the process of adopting the draft Act on Electronic Communications in order to align Czech legislation with the relevant EU framework, which could significantly impact our business and results of operations. In addition, effective January 1, 2005, the Romanian government introduced a flat-rate income and profit tax. Specifically, the government lowered the corporate income tax rate from 25% to 16% and introduced a flat 16% personal income tax rate.

PRINCIPAL INCOME STATEMENT ITEMS

Service Revenues

Service revenues primarily consist of the following services:

- Voice telephony
- Advanced wireless services; and
- International roaming.

Voice Telephony

We provide basic voice services for wireless telecommunications over our GSM network. As is the norm in Europe, we use the "Calling Party Pays" model of charging whereby only the calling party pays for the call. Basic mobile telephony voice calls are supplemented by a number of additional services, many of which are standard in each service package. These additional services include voice mail, international roaming and call management capabilities such as call forwarding, call waiting, call hold, call barring, conference calls and caller identification.

Advanced Wireless Services

We have developed a wide range of entertainment services based on Short Messaging System ("SMS"). Our services include the ability to chat, to play games and to send logos, ring tones and icons. Personalization of handsets through ring tones and logos is also available. Revenues from, and penetration of, SMS is stimulated by new handset capabilities and the continuous introduction of innovative SMS-based services and promotions.

We have upgraded our existing digital networks to be able to offer the data transmission capabilities required by advanced wireless services applications, including the Wireless Application Protocol ("WAP"), General Packet Radio Service ("GPRS"), Multi-media Messaging Service ("MMS"), and basic data and fax transmission.

MobiFon currently offers wireless data services through the GPRS technology to more than 10,000 subscribers more than double the figures at the beginning of the year. During the fourth quarter of 2004, MobiFon deployed a web over-the-air ("OTA") setting for GPRS in order to increase customer experience for mobile data services and drive usage. As a result of MobiFon's recent successful bid on a UMTS license, MobiFon expects to offer UMTS services in 2005.

Oskar Mobil launched GPRS services for postpaid customers in February 2002. In January 2003, Oskar Mobil started providing GPRS for prepaid subscribers. Oskar currently has over 297,000 activated GPRS subscribers. In February 2003, Oskar Mobil launched Oskar GPRS Connect, which enables business subscribers to access their corporate networks via a secure GPRS connection. Oskar Mobil is currently conducting a trial for the EDGE technology. At the end of 2004, Oskar's EDGE coverage reached more than 30% of the population. Oskar's EDGE technology in Prague will continue to be deployed to be ready for commercial launch in 2005.

International Roaming

As of December 31, 2004, MobiFon had negotiated roaming agreements with 261 operators in 116 countries and is continuing to negotiate additional roaming agreements. Oskar has commercial roaming services agreements for postpaid customers with 160 operators in 79 countries, including all of the operators in its neighboring countries allowing their customers to roam on our networks. These roaming agreements also allow our subscribers to use their own handsets wherever GSM wireless service is provided, or to roam in such locations with a handset that is compatible with the local network. In addition, as of December 31, 2004, MobiFon was offering its prepaid subscribers with the ability to roam in 40 networks covering 23 countries, while, Oskar's prepaid subscribers had the ability to roam across 107 networks covering 52 countries.

Equipment Revenues

Equipment revenues include handsets and accessories sales and are not fundamental to our business.

Costs of Revenues and Other Operating Expenses

Our operations are capital intensive and our operating costs are composed of significant fixed costs with relatively low variable costs that are a function of the subscriber base level. Our fixed costs consist of leased line charges, recurring spectrum fees, site rental, network maintenance and overhead and depreciation and amortization. Our variable costs include interconnection charges (our largest single variable cost), roaming charges, cost of equipment sold, as well as a portion of our customer service, selling and marketing, and employee related expenses.

Our principal operating expenses relate to cost of service and equipment revenues, selling, general and administrative expenses and depreciation relating to our network and amortization of our licenses and subscribers.

Cost of services mainly consists of the following:

- Network operation costs which include leased line charges, site rental and network maintenance and recurring spectrum fees; and
- Interconnect fees paid to fixed line and other mobile telecommunication network operators for calls made by our subscribers carried by or terminating on other networks.

Cost of equipment mainly consists of the following:

- Cost of handsets and accessories including subsidized handsets; and
- Costs of SIM cards sold to subscribers.

Selling, general and administrative expenses consist primarily of the following:

- Subscriber acquisition costs other than handset subsidies and SIM cards, which include advertising, promotion, salespersons' salaries and commissions and dealers' commissions
- Bad debt and customer service costs
- Employee salaries and related expenses; and
- Other overhead expenses.

Depreciation and amortization expenses which are not included in our cost of services and are presented separately, consist primarily of the following:

- Depreciation of our property, plant and equipment which had a net book value as at December 31, 2004 of $1,161.9 million and which is being depreciated over their estimated useful lives: 5 to 10 years for network equipment, infrastructure and technological software and from 3 to 5 years for other assets; and

- Amortization of our telecommunications licenses over a period of 15 to 20 years and of our subscriber relationships on 4 years.

SHARE AND PER SHARE DATA

On June 23, 2003, our shareholders adopted a special resolution approving a consolidation of our shares on the basis of one post-consolidated share for five pre-consolidated shares. All of our share data included in the consolidated financial statements and in this operating and financial review and prospects have also been adjusted to reflect the consolidation as if it had occurred prior to the preparation of such data.

On March 25, 2004, the 35,000,000 issued and outstanding preferred shares were converted into 7,000,000 common shares. This conversion has been accounted for at the carrying value of the preferred shares.

OUTSTANDING SHARE DATA AS AT MARCH 15, 2005

The following represents all equity shares, granted stock options and RSUs outstanding and the number of Common Shares which the Company's equity subordinated debentures are convertible into as at March 15, 2005:

	Common Shares
Common Voting Shares outstanding	215,197,279
Convertible instruments and other:	
Outstanding granted employees and directors' stock options	4,816,811
Outstanding granted employees and director's RSUs and performance based RSUs	3,958,738
Convertible Equity Subordinated Debentures	59,162
	224,031,990

CRITICAL ACCOUNTING POLICIES

Foreign Currencies

Our functional currency is the U.S. dollar. Transactions arising in currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate on the applicable transaction date. At the balance sheet date, monetary assets and liabilities denominated in currencies other than U.S. dollars are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of income (loss).

Oskar Mobil's results of operations, which are measured in Czech Korunas, are translated using the monthly average exchange rates, while Oskar Mobil's assets and liabilities are translated using the exchange rate at each balance sheet date. The resulting exchange gains or losses are accumulated in the cumulative translation adjustment account included as a component of shareholders' equity.

Romania had a highly inflationary economy until June 30, 2003 and, accordingly, the financial statements of MobiFon for periods prior to June 30, 2003 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and, consequently, Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates. The U.S. dollar has been determined to continue to be MobiFon's functional currency.

Investments

In accordance with Canadian GAAP, we consolidate revenues and expenses of each subsidiary that we have the ability to control. In this regard, we consolidate the results of MobiFon and Oskar Mobil.

Revenue Recognition

Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment, except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, we consider this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among separate units of accounting based on their relative fair values. When prepaid airtime usage cards are sold to dealers, the revenue from the airtime is measured at the amount paid by the subscriber but such revenue is deferred until the airtime is actually used by the customer or the card expires. Commissions to dealers are classified within selling, general and administrative expenses.

Derivative Financial Instruments

Interest rate option and swap agreements, cross currency swap and forward purchase agreements and currency call options are used by us to hedge cash flow risk on certain of our variable rate long-term debt and fixed rate foreign denominated debt. The gains (losses) on these instruments are recognized in the consolidated statements of income (loss) when the hedged item affects earnings. We assess the effectiveness of the hedging relationship at the inception of such relationship and on a periodic basis thereafter to support the assessment that the relationship is and will continue to be effective and to determine whether hedge accounting remains appropriate. If we terminate our designation of a hedging relationship or a hedging relationship ceases to be effective, hedge accounting is not applied to gains, losses, revenues or expenses arising subsequently. However, the hedge accounting applied to the hedging relationship in prior periods is not reversed. Any gains, losses, revenues or expenses deferred previously as a result of applying hedge accounting continue to be carried forward for subsequent recognition in income in the same period as the corresponding gains, losses, revenues or expenses associated with the hedged item.

We follow the accounting guideline of ACG-13 hedging relationships issued by the Canadian Institute of Chartered Accountants and FAS 133 for the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.

Use of Estimates

The preparation of our consolidated financial statements in accordance with Canadian GAAP requires us to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recoverability of Long-lived Assets

Our business is capital intensive and our property, plant and equipment, licenses and subscriber relationships had a carrying value as of December 31, 2004 of $1.3 billion. These long-lived assets are assessed for recoverability based on our business plans, which include key assumptions and estimates regarding, among other items, interest rates, growth of the economies in which we operate, the renewal of our licenses, local tax rates, technological changes, competition, churn, foreign currency and wireless penetration rates. Changes in these key assumptions could have significant implications on our business plans.

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment, licenses and subscriber relationships may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of operations and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is tested for impairment at the reporting unit level annually or more often if events or changes in circumstances indicate that it might be impaired. The impairment test consists of a comparison of the implied fair value of the reporting unit to which goodwill is assigned with its carrying amount. Any impairment loss in the carrying amount compared with the fair value is charged to income in the year in which the loss is recognized.

We determine the fair value of our reporting units by using a discounted cash flow model corroborated by other valuation techniques such as implied market values of the reportable unit based on our stock's trading price. The process of determining these fair values requires us to make estimates and assumptions of a long-term nature including, but not limited to, projected future sales, earnings and capital investment, discount rates and terminal growth rates. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies.

Loyalty Program

Post-paid customers are awarded points, based on their bill, which can be redeemed for handsets or airtime. We record an expense for the ultimate expected incremental cost of the redemption of such awards with the exception of that portion of such awards which is expected to be used to purchase handsets subsidized by us in conjunction with the signing of a 12 month contract. The cost of points expected to be redeemed in this manner has been deferred until such time as the handset sale and related redemption takes place. The ultimate points to be redeemed and the expected manner of redemption are estimated based on many factors including the average percentage who remain with us for more than one year and redemption patterns to date. The balance sheet liability for unredeemed points will be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions.

Income Taxes

As at December 31, 2004, Oskar Mobil had $91.5 million [2,046.1 million Czech Koruna] net operating loss ("NOL") carryforwards that are available to reduce taxable income in future years and which consisted of NOL carryforwards of $86.5 million and $5.0 million expiring in 2008 and 2009, respectively. Realization of the related deferred tax asset of these losses is dependent upon the ability to use these loss carryforwards in any one year. Due to the lack of history of taxable income and the uncertainty of generating sufficient taxable income in the future, the related deferred tax asset has fully provided for by a valuation allowance.

Allowance for Doubtful Accounts

We evaluate the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establish an allowance for doubtful account receivables sufficient to cover probable and reasonably estimated losses. We base our estimates on the aging of our accounts receivable balances and historical write-off experience, net of recoveries. If collections are lower or more customers elect to terminate their service than expected, actual write-offs may be different from expected.

Purchase Price Allocation on Acquisitions

In accordance with Canadian and U.S. GAAP, our acquisitions of shares in our subsidiaries are accounted for using the purchase method whereby their aggregate consideration is allocated to the fair value of the assets acquired and liabilities assumed based on management's best estimates. Furthermore, any excess of consideration over the fair values acquired is allocated to the related reportable segments.

The acquisitions of 5.9% and 15.46% of MobiFon on March 17, 2004 and September 15, 2004, respectively, the acquisitions of 3.62% and 2.9% of Oskar Holdings on October 6, 2003 and March 17, 2004, respectively, and the acquisition of 1.2% of ClearWave acquired on November 15, 2003 and 13% of ClearWave acquired from March 2004 through to September 2004, were accounted for using the purchase method whereby their aggregate considera- tion of $634.4 million was allocated to the fair value of the assets acquired and liabilities assumed based on man- agements best estimates. Specifically, the decrements to property, plant and equipment were determined based upon depreciated replacement values, subscribers were determined using a discounted cash flow model and we determined that the only other material fair value adjustment related to our MobiFon Holdings senior notes based upon their trading value. The aggregate purchase price for the above transactions exceeded the carrying value of net assets acquired by $545.2 million. Such excess has been allocated as follows which includes the reallocation of the excess of the purchase price over the net assets acquired related to the above 2003 transactions:

	Romania Cellular	Czech Republic Cellular	Corporate and Other	Total
	$	$	$	$
Decrement of property, plant and equipment	(24,500)	(7,900)	–	(32,400)
Increment of subscriber relationships	43,100	1,700	–	44,800
Increment of long-term debt	–	–	(5,822)	(5,822)
Related deferred tax	(6,417)	–	2,009	(4,408)
Goodwill	501,862	41,155	–	543,017
	514,045	34,955	(3,813)	545,187

The subscriber relationships are being amortized using the straight line method over a period of 4 years. The increment of long-term debt is being amortized over the term of the debt and, as at December 31, 2004 was approximately $5.1 million.

CHANGE IN ACCOUNTING POLICIES

As a result of amendments made in October 2003 to the provisions of the CICA Handbook Section 3870, effective January 1, 2003, we changed our method of accounting for employee stock-based compensation and decided to adopt the fair value based method of accounting. We adopted these changes using the prospective application transitional alternative in accordance with the transitional provisions of CICA Handbook Section 3870 and SFAS No. 148 which omits the effects of awards granted, modified or settled before January 1, 2003. Accordingly, the fair value based method is applied to awards granted, modified or settled on or after January 1, 2003. Prior to the adoption of the fair value based method, we, as permitted by Section 3870, had chosen to continue our existing policy of recording no compensation cost on the grant of stock options to employees.

Compensation expense for options granted under our stock option plan and restricted share units ("RSUs") granted under our RSU plan subsequent to January 1, 2003 is recognized when stock options and RSUs are issued to employees and directors with no cash settlement features. Such stock-based compensation expense and pro- forma disclosure of the stock-based compensation expense for all options and RSUs issued under our option and RSU plan is determined using the fair value method. The fair value of the stock options is determined using the Black-Scholes Option Pricing Model and the fair value of RSUs is determined to be the equivalent of our common shares' trading price on the date of grant. The fair value of options and RSUs granted is amortized over the vest- ing period of such options and RSUs. Any consideration paid by employees on exercise of stock options together with the related portion previously credited to additional paid-in capital when compensation costs were charged against income is credited to share capital. When RSUs vest any related portion of compensation expense previ- ously credited to additional paid-in capital when compensation costs were charged against income is also credited to share capital.

The compensation cost charged against income for those plans was $12.6 million for the year ended December 31, 2004 [0.3 million in 2003], which is included with selling, general and administrative expenses. The counterpart has been recorded as additional paid-in-capital.

The compensation cost was calculated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Assumptions:

Risk-free interest rate	5%
Dividend yield	Nil
Expected volatility	50%
Expected life	3 to 5 years

In February 2005, the Board of Directors of the Company authorized the grant of 2,043,000 performance based RSUs. The performance based RSUs will vest in three years from the date of their grant. However, the number of RSUs that will vest is dependent upon the Company's future stock price appreciation from the date of grant. The stock prices at which performance RSUs will vest range from $15 to $18 and the weighted average of such prices is $16.70. The expected aggregate fair value of the grant will be amortized as stock-based compensation expense over the vesting period of the performance RSUs. The aggregate fair value of the RSUs consists of the fair value of each RSU, on the date of grant, times the expected number of performance RSUs that will vest determined using a binomial model and assumptions consistent with those used to determine the fair value of the Company's stock option grants. The expected number of performance RSUs that will vest will be re-estimated at each future reporting period.

Asset Retirement Obligations

Effective January 1, 2004, the Canadian Institute of Chartered Accountants issued the standard set forth in Section 3110 of the Handbook entitled Asset Retirement Obligations, which harmonizes Canadian GAAP with U.S. Financial Accounting Standards Board's Statement No. 143, Accounting for Asset Retirement Obligations. The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. The asset retirement cost is capitalized as part of the related asset and is amortized into earnings over time. Over time, the corresponding liability is increased each period to reflect an accretion element considered in its initial measurement at fair value and reduced as related payments are made.

Under our site leases, we are generally committed to returning each site to its original state. In 2003, in an effort to be in conformity with SFAS 143, we determined our obligation for asset retirement in accordance with Section 3110 not to be significant and did not adjust our opening deficit because the amount was not material and was compensated by charges made under the prior accounting policy which was to expense such costs as incurred. In order to calculate a provision for asset retirement obligations, we used the following significant assumptions: we expect that most of our lease sites will be renewed at their expiry consistent with its history of lease renewals; we expect that approximately 1.0% of our sites per year will have to be changed based on operational needs or vocation changes and as a result, we will have to return these sites to their original state; remediation costs that are indicative of what third party vendors would charge us to remediate the sites; and credit adjusted risk-free rates that approximate our incremental borrowing rates. On a periodic basis we reassess our obligations for asset retirement and, as at December 31, 2004, det ermined that our recorded asset retirement obligation remained not significant. We account for changes in our estimated asset retirement obligations from January 1, 2003, the date on which we applied Section 3110, on a prospective basis. We will continue to evaluate on a periodic basis whether the estimated asset retirement obligations and related financial statement amounts continue to be reasonably stated.

U.S. GAAP ACCOUNTING TREATMENT

In February 2001, we issued 43.8 million Units pursuant to an offer for sale under a rights issue to all holders of our Common Shares. We also issued 2.1 million Units as a partial payment on acquisition of MobiFon's shares held by a non-controlling interest. Each unit consisted of one Class A Subordinate Voting Share of ClearWave and the right to exchange twenty-five (25) units for one of our Subordinate Voting Share. Until February 4, 2002, the Units were accounted for as equity under Canadian GAAP and we consolidated 100% of ClearWave, as there was uncertainty at the date of issuance as to whether the holders would elect to exchange their Units for our Common Shares or be deemed under a provision of the indenture to elect to exchange their Units for our Common Shares. Under U.S. GAAP, the Units are considered to be a hybrid instrument which has embedded equity and debt components. Such instruments are treated as liabilities under U.S. GAAP. Subsequent to February 4, 2002 and until their expiry on June 30, 2002, as a result of the deletion of the above-described deemed exercise provision by a court order, the Units were treated as a compound instrument under Canadian GAAP, which resulted in a treatment similar to U.S. GAAP. Consequently, the remaining Units were presented within current liabilities for accounting purposes from February 4, 2002 until their expiry on June 30, 2002 at which date they were accounted for as non-controlling interest and a gain on disposal of the ClearWave shares contained in the expired Units of $44.0 million was recognized, being the difference between the carrying value of the Units and the related ClearWave shares.

Between January 1, 2002 and March 13, 2002, we completed an issuer bid to acquire our Cdn$150 million 7% Equity Subordinated Debentures ("ESD") and converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest thereon. These financial instruments were classified as debt for U.S. GAAP whereas they were considered as equity instruments for Canadian GAAP. Consequently, the difference in the fair value of the consideration given for them and their carrying value is being recognized as a gain on debt restructuring for U.S. GAAP purposes whereas the difference in their carrying value and the consideration given in exchange for them was recorded as additional paid-in capital for Canadian GAAP purposes.

On September 19, 2001, we completed an exchange of $379.5 million principal amount at maturity of our 13¼% Senior Discount Notes due 2007 and $167.0 million principal amount at maturity of our 10½% Senior Discount Notes due 2007 for $50.0 million of cash and $194.8 million of 14% Senior Guaranteed Notes due December 30, 2003, which we refer to as 14% Notes, and which resulted in the realization of a gain on forgiveness of debt of $238.9 million. Under Canadian GAAP, the gain on the debt exchange was determined as the difference between the accreted value of the original debt net of unamortized deferred issuance costs less the face value of the 14% Notes and the cash payment of $50.0 million. Under U.S. GAAP, all future cash payments, including interest and contingent additional payments relative to the 14% Notes, as specified by their terms, are netted against the realized gain on forgiveness of debt, thereby reducing the realized gain. Thereafter, all cash payments under the 14% Notes were accounted for as reductions of the carrying amount of the 14% Notes and no interest expense was recognized on the 14% Notes for any period between the restructuring and full repayment in August 2003 of the 14% Notes and accordingly, interest and accrued contingent payments have been reversed in 2001 through 2003 for U.S. GAAP purposes. Upon the repayment of the Notes in 2003, the difference between the carrying value of the 14% Notes for U.S. GAAP purposes and the cash payment made was recognized as a gain on debt repayments.

NON GAAP MEASURES AND OPERATING DATA

We believe that OIBDA, referred to by some other telecommunication operators as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods.

Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results of operations, including our cash flows, as reported under GAAP. Some of the limitations of OIBDA as a measure are:

- It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
- It does not reflect changes in, or cash requirements for our working capital needs;
- It does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBDA does not reflect any cash requirements for such replacements;
- It does not reflect foreign exchange gains or losses; and
- Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

We believe that average revenue per user ("ARPU") provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes equipment revenues, revenues from other wireless networks' customers roaming on our network and miscellaneous revenues. OIBDA and ARPU should not be considered in isolation or as alternative measures of performance under GAAP. Average number of subscribers for the period is calculated as the average of each month's average number of subscribers.

The following tables provide a reconciliation between OIBDA and net income:

Operating Data from Continuing Operations

(in thousands of U.S$)	Twelve Months Ended December 31			Three Months Ended December 31	
	2004	2003	2002	2004	2003
Net income (loss)	55,206	11,885	(127,174)	4,942	(727)
Loss from discontinued operations	–	8,811	189,133	–	–
Income taxes	63,535	52,840	32,502	18,921	14,165
Non-controlling interests	40,482	29,212	(27,187)	(8,922)	6,030
Net (gain) loss on disposal of assets	(11,658)	(19,367)	528	–	–
Foreign exchange gain	(3,730)	(4,666)	(2,635)	(3,113)	(666)
Interest expense, net	84,751	91,163	103,974	22,691	22,314
Loss on early extinguishment of debt	25,693	–	10,100	25,693	–
Gains on Recapitalization, Units exchange and expiry	–	–	(91,655)	–	–
Depreciation and amortization	233,010	204,711	154,448	64,788	53,393
Consolidated OIBDA	487,289	374,589	242,034	125,000	94,509
MobiFon	344,934	281,195	231,546	84,836	67,594
Oskar Mobil	161,995	103,344	20,195	46,779	31,602
Corporate and Others	(19,640)	(9,950)	(9,707)	(6,615)	(4,687)
Consolidated OIBDA	487,289	374,589	242,034	125,000	94,509

The following tables provide a reconciliation between service revenues and ARPU for both MobiFon and Oskar Mobil.

ARPU

MobiFon

	Twelve Months Ended December 31			Three Months Ended December 31	
	2004	2003	2002	2004	2003
Service revenues for the periods (in thousands of U.S.$)	686,283	529,520	425,567	192,929	145,146
Average number of subscribers for the period (in millions)	4.05	2.84	2.32	4.64	3.21
Average monthly service revenue per subscriber for the period (in U.S.$)	14.13	15.52	15.27	13.86	15.07
Less: impact of excluding in roaming and miscellaneous revenue (in U.S.$)	(1.17)	(1.17)	(1.08)	(1.11)	(1.13)
ARPU (in U.S.$)	12.96	14.35	14.19	12.75	13.94

Oskar Mobil

	Twelve Months Ended December 31			Three Months Ended December 31	
	2004	2003	2002	2004	2003
Service revenues for the periods (in thousands of U.S.$)	523,268	385,388	227,342	151,729	114,221
Average number of subscribers for the period (in millions)	1.68	1.35	1.06	1.79	1.49
Average monthly service revenue per subscriber for the period (in U.S.$)	25.97	23.79	17.87	28.27	25.51
Less: impact of excluding in roaming and miscellaneous revenue (in U.S.$)	(0.95)	(0.84)	(0.67)	(0.92)	(0.81)
ARPU (in U.S.$)	25.02	22.95	17.20	27.35	24.70

RESULTS OF OPERATIONS AND SELECTED FINANCIAL DATA

Summary of Quarterly Results

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what a subsequent quarter's operating results will be. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses. Seasonal fluctuation also typically occurs in the third quarter of each year because higher usage and roaming as a result of the summer holidays result in higher network revenue and operating profit. Significant unusual gains and losses are included in our quarterly income (loss) from continuing operations and are discussed in our discussion of the results of operations for the years presented below.

(in thousands of U.S.$, except per share data)	Q4	Q3	Q2	Q1
	2004	2004	2004	2004
Revenues	366,816	328,929	301,397	278,420
Income from continuing operations	4,942	20,674	13,907	15,683
Net income	4,942	20,674	13,907	15,683
Basic earnings per share				
From continuing operations	0.03	0.14	0.10	0.13
From discontinued operations	–	–	–	–
Net earnings	0.03	0.14	0.10	0.13
Diluted earnings per share				
From continuing operations	0.03	0.14	0.10	0.13
From discontinued operations	–	–	–	–
Net earnings	0.03	0.14	0.10	0.13

Summary of Quarterly Results

(in thousands of U.S.$, except per share data)	Q4	Q3	Q2	Q1
	2003	2003	2003	2003
Revenues	277,787	257,217	232,163	199,918
Income (loss) from continuing operations	(727)	3,075	6,500	11,848
Net income (loss)	(727)	3,075	6,500	3,037
Basic earnings (loss) per share				
From continuing operations	(0.01)	0.03	0.07	0.12
From discontinued operations	–	–	–	(0.09)
Net earnings (loss)	(0.01)	0.03	0.07	0.03
Diluted earnings (loss) per share				
From continuing operations	(0.01)	0.03	0.07	0.12
From discontinued operations	–	–	–	(0.09)
Net earnings (loss)	(0.01)	0.03	0.07	0.03

Summary of Annual and Fourth Quarter Results

The following tables and discussion compare the results of operations for the fourth quarter ended December 31, 2004 and December 31, 2003 as well as for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.

(in thousands of U.S.$, except per share data)	Year Ended December 31			Three months Ended December 31	
	2004	2003	2002	2004	2003
				Unaudited	Unaudited
Revenues					
Services	1,209,551	914,908	652,909	344,658	259,367
Equipment	66,011	52,177	41,545	22,158	18,420
Total revenues	1,275,562	967,085	694,454	366,816	277,787
Cost of services	356,095	268,208	204,203	98,330	73,695
Cost of equipment	114,925	89,354	64,754	43,484	35,231
Selling, general and administrative expenses	317,253	234,934	183,463	100,002	74,352
Depreciation and amortization	233,010	204,711	154,448	64,788	53,393
Operating income	254,279	169,878	87,586	60,212	41,116
Interest expense	(89,314)	(93,242)	(106,202)	(24,086)	(22,981)
Loss on early extinguishment of debt	(25,693)	–	(10,100)	(25,693)	–
Interest income	4,563	2,079	2,228	1,395	667
Foreign exchange gain	3,730	4,666	2,635	3,113	666
Gain (loss) on investments	11,658	19,367	(528)	–	–
Gain on recapitalization and Units exchange and expiry	–	–	91,655	–	–
Income taxes	63,535	52,840	32,502	18,921	14,165
Non-controlling interest	(40,482)	(29,212)	27,187	8,922	(6,030)
Income (loss) from continuing operations	55,206	20,696	61,959	4,942	(727)
Loss from discontinued operations	–	(8,811)	(189,133)	–	–
Net income (loss)	55,206	11,885	(127,174)	4,942	(727)
Basic earnings (loss) per share					
From continuing operations	0.39	0.21	0.66	0.03	(0.01)
From discontinued operations	–	(0.09)	(2.08)	–	–
Net earning (loss)	0.39	0.12	(1.42)	0.03	(0.01)
Diluted earning (loss) per share					
From continuing operations	0.38	0.20	0.66	0.03	(0.01)
From discontinued operations	–	(0.09)	(2.08)	–	–
Net earning (loss)	0.38	0.11	(1.42)	0.03	(0.01)
Total assets as at December 31,	2,340,709	1,667,588	1,441,628		
Total long-term debt as at December 31	1,147,060	1,121,411	963,181		

YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

Revenues increased to $1.3 billion in 2004 from $967.1 million in 2003 and consisted of MobiFon's revenues of $723.5 million and Oskar Mobil's revenues of $552.1 million. MobiFon's continued growth contributed $165.4 million and Oskar Mobil contributed $143.0 million of the increase of which $38.5 million was related to the appreciation of the Czech Koruna.

Total operating expenses before depreciation and amortization increased to $788.3 million in 2004 from $592.5 million in 2003. Included in total operating expenses before depreciation and amortization is the cost of revenues, which increased to $471.0 million from $357.6 million due to the $55.7 million and $57.8 million increase in cost of revenues in the Czech Republic and Romania respectively, incurred in support of their revenue increase. Selling, general and administrative expenses increased to $317.3 million in 2004 compared to $234.9 million in 2003. The increase is largely attributable to additional costs incurred for acquiring and servicing a significantly higher number of subscribers and stock-based compensation charges of $12.6 million in 2004 compared to $0.3 million in 2003. The increase in selling general and administrative expenses consisted of increases of $43.9 million, $28.7 million and $9.7 million at MobiFon, Oskar and corporate, respectively. The increase in the operations was in support of their growth; in Oskar Mobil, the increase also reflects $10.4 million of foreign currency appreciation. The increase at corporate was predominately related to stock-based compensation costs which accounted for approximately $8.8 million of the increase due to the previously described change in accounting policy. As a result of the above, OIBDA increased 30.1% to $487.3 million for 2004 compared to $374.6 million for 2003 and represents 40.3% and 40.9% as a percent of 2004 and 2003 service revenue, respectively.

Depreciation and amortization increased to $233.0 million in 2004 from $204.7 million in 2003, an increase of $28.3 million. Romania accounted for $8.4 million of the increase and the Czech Republic accounted for $19.9 million, a higher tangible asset base was a contributing factor in both countries as well as appreciation of the Czech Koruna which comprised of $9.3 million of Oskar's increase. Included in these amounts are asset write-downs amounting to $10.1 million [$6.7 million in 2003] for property, plant and equipment, the majority of which have already been removed from service.

Interest expense decreased by $3.9 million to $89.3 million in 2004. The decrease reflects lower interest rates at corporate and the repayment of long-term debt at MobiFon. This was partially offset by increased costs at Oskar Mobil, as a result of foreign currency appreciation and higher average levels of indebtedness. The foreign exchange gain was $3.7 million in 2004, compared to $4.7 million in 2003. The 2004 gain was mostly at Oskar Mobil, which primarily related to the appreciation of the Czech Koruna over the Euro.

The 2004 results include a gain on sale of investment of $11.7 million related to the disposal of our shares in Hexacom, our Indian affiliate and our share of the $25.7 million loss on early extinguishment of debt related to Oskar Mobil's refinancing.

The income tax expense of $63.5 million primarily relates to MobiFon which has generated net income. We had available, as at December 31, 2004, net operating loss carryforwards in the amount of $174.7 million, of which $83.2 million was from corporate which consists of $63.2 million, $15.0 million and $5.0 million expiring in 2009, 2010 and 2011, respectively. The remaining loss carryforwards of $91.5 million relate to Oskar Mobil and consist of $86.5 million and $5.0 million expiring in 2008 and 2009, respectively. We may be limited in our ability to use these loss carryforwards in any one year due to the uncertainty of generating sufficient taxable income and, as a result, the related future tax asset has been fully provided for by a valuation allowance.

Our income allocated to non-controlling interests amounted to $40.5 million in 2004 compared to $29.2 million in 2003. The 2004 non-controlling interest is composed of the share of earnings attributed to non-controlling interests in MobiFon and ClearWave of $50.0 million, partly offset by the share of losses of subsidiaries attributed to non-controlling interests in Oskar Holdings of $9.5 million, $18.7 million of which was associated with the loss on early extinguishment of debt.

As a result of the foregoing, income from continuing operations for the year ended December 31, 2004 was $55.2 million compared to $20.7 million in 2003, and the corresponding basic earnings per share from continuing operations was $0.39 and $0.21, respectively. Diluted earnings per share was $0.38 compared to $0.20 in 2003.

We completed the sale of our interest in our Brazilian A-Band cellular operations on March 26, 2003 and recorded, within discontinued operations, a loss on disposal of $8.8 million. We held our Brazilian A-Band cellular operations through Telpart, a holding Company. In connection with the sale, we settled or terminated all litigation related to such interest. However, although litigation has now been settled or terminated as part of the sale of our interest in Telpart, the parties may recommence the litigation should such sale be unwound for any reason. Furthermore, we may be subject to future claims in relation to our past equity participation in Telpart.

Net income for the year ended December 31, 2004 was $55.2 million compared to $11.9 million in 2003. Basic earnings per share was $0.39 compared to $0.12 in 2003, diluted earnings per share was $0.38 compared to $0.11 in 2003, based on average shares outstanding of 145.9 million and 103.4 million, respectively.

THREE MONTHS ENDED DECEMBER 31, 2004
COMPARED TO THE THREE MONTHS ENDED DECEMBER 31, 2003

Our revenues increased to $366.8 million for the three months ended December 31, 2004 from $277.8 million for the three months ended December 31, 2003, reflecting continued subscriber growth and increases in ARPU at Oskar Mobil as a result of the appreciation of the Czech Koruna against the dollar. During this typically strong subscriber growth quarter due to the Christmas season, we added 624,399 net additional subscribers for the three months ended December 31, 2004 compared to 624,688 net additional subscribers during the same period of 2003. These subscriber additions represented 35.9% and 48.8% of the total net subscriber additions for 2004 and 2003, respectively. We had 6,741,428 subscribers as at December 31, 2004, compared to 5,206,983 subscribers at December 31, 2003, an increase of 29.5%.

Cost of service revenues increased to $98.3 million for the three months ended December 31, 2004 from $73.7 million for the three months ended December 31, 2003 but, as a percentage of service revenue, remained stable at 28.5% compared to 28.4% in 2003. Selling, general and administrative expenses increased to $100.0 million, 29.0% of service revenue, for the three months ended December 31, 2004, compared to $74.4 million, 28.7% of service revenue, for the three months ended December 31, 2003. The increase in selling, general and administrative expense is largely attributable to additional costs incurred for acquiring and servicing a significantly higher number of subscribers, especially in the postpaid segment. Also included in the expenses for the fourth quarter of 2004 is a non-cash stock based compensation expense of $5.0 million. Our OIBDA increased 32.3% to $125.0 million, or 36.3% of service revenue for the fourth quarter of 2004, compared to $94.5 million, or 36.4% of service revenue, for the same period last year.

Depreciation and amortization increased to $64.8 million for the three months ended December 31, 2004 from $53.4 million for the same period of 2003, due primarily to a higher tangible asset base. Included therein for 2004 were asset write-downs in the amount of $5.3 million.

Operating income rose 46.4% to $60.2 million for the three months ended December 31, 2004, compared to $41.1 million for the same period of 2003.

Total interest expense increased by $1.1 million to $24.1 million for the three months ended December 31, 2004, as a result of the higher effective cost of debt and higher level of average debt at Oskar Mobil, partly offset by the repayment of long-term debt at MobiFon. Higher pre-tax net income before taxes at MobiFon was the primary cause of a $4.8 million increase in income tax expense for the three months ended December 31, 2004.

The positive variance of $15.0 million in non-controlling interest was due to a higher allocation of losses at Oskar Mobil this quarter compared to the three months ended December 31, 2003. Included in this year's results at Oskar Mobil is a $25.7 million loss on early extinguishment of debt in connection with their refinancing of the senior credit facility.

As a result of the foregoing, net income for the three months ended December 31, 2004 was $4.9 million, compared to a net loss of $0.7 million for the same period of 2003.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

Revenues increased to $967.1 million in 2003 from $694.5 million in 2002 and consisted of MobiFon's revenues of $558.1 million and Oskar Mobil's revenues of $409.0 million. MobiFon's continued growth contributed $111.3 million and Oskar Mobil contributed $161.4 million of the increase of which $38.1 million was related to the appreciation of the Czech Koruna.

Total operating expenses before depreciation and amortization increased to $592.5 million in 2003 from $452.4 million in 2002. Included in total operating expenses before depreciation and amortization is the cost of revenues, which increased to $357.6 million from $269.0 million due to the $37.4 million and $51.2 million increase in cost of revenues in the Czech Republic and Romania, respectively, incurred in support of their revenue increase. Selling, general and administrative expenses increased to $234.9 million in 2003 compared to $183.5 million in 2002. MobiFon and Oskar Mobil accounted for $24.2 million and $27.0 of the increase, respectively, and for both operations, the increase was in support of their growth. In the case of Oskar Mobil, the increase also reflects $12.7 million of foreign currency appreciation. As a result of the above, OIBDA increased 55% to $374.6 million for 2003 compared to $242.0 million for 2002 and represents 40.9% and 37.1% as a percent of 2003 and 2002 service revenue, respectively.

Depreciation and amortization increased to $204.7 million in 2003 from $154.4 million in 2002, an increase of $50.3 million. Romania accounted for $23.5 million of the increase and the Czech Republic accounted for $26.8 million, a higher tangible asset base was a contributing factor in both countries. Furthermore, during the year we undertook a review of the remaining useful lives of certain of our property, plant and equipment based on the current and expected future technical condition and utility of these assets. As a result, we changed the estimated useful lives of certain of these assets, which resulted in an increase in depreciation expense in 2003 of approximately $21.5 million [$3.0 million in 2002]. Included in these amounts are asset writedowns amounting to $6.7 million [$1.6 million in 2002] for property, plant and equipment, the majority of which have already been removed from service.

Interest expense decreased by $13.0 million to $93.2 million in 2003, mainly reflecting the decrease in interest costs at the corporate level due to debt reduction and decreased interest costs at MobiFon due to lower effective rates, which was partially offset by increased costs at Oskar Mobil, as a result of foreign currency appreciation and higher levels of indebtedness. The foreign exchange gain was $4.7 million in 2003, compared to $2.6 million in 2002. The 2003 gain is represented by gains in Oskar Mobil of $0.9 million, $2.1 million at MobiFon and $1.6 million at the corporate level mainly resulting from the weakening of the U.S. dollar relative to the Czech Koruna, Romanian Leu and to the Canadian dollar.

The 2003 results include a gain on sale of investment of $19.8 million related to the March 2003 disposal of 5.9% of MobiFon, whereas the 2002 results include a loss of $0.5 million on disposal of non-core assets.

The income tax expense of $52.8 million primarily relates to MobiFon which has generated net income.

Our income allocated to non-controlling interests amounted to $29.2 million in 2003, compared to losses allocated in 2002 of $27.2 million. The 2003 non-controlling interest is composed of the share of earnings attributed to non-controlling interests in MobiFon and ClearWave of $49.1 million in aggregate partly offset by the share of losses of subsidiaries attributed to non-controlling interests in TIW Czech of $19.9 million.

As a result of the foregoing, income from continuing operations for the year ended December 31, 2003 was $20.7 million compared to $62.0 million in 2002, and the corresponding basic and diluted earnings per share from continuing operations was $0.21 and $0.20, respectively, compared to basic and diluted earnings per share of $0.66 for 2002. However, the 2002 results include a $91.7 million gain on recapitalization, Units exchange and expiry which consisted of a $46.1 million gain realized on the exchange of the Units, $1.5 million gain realized on the redemption of the ESDs and a $44.0 million gain on disposal of the ClearWave shares contained in the Units which expired on June 30, 2002. The 2002 results also include a loss on debt extinguishment which relates to MobiFon's refinancing of its long-term facility and consists of unamortized deferred financing costs in the amount of $5.2 million and additional interest paid and cancellation fees totalling $4.9 million.

We completed the sales of our interest in our Brazilian A-Band cellular operations on March 26, 2003 and recorded, within discontinued operations, a loss on disposal of $8.8 million. We held our Brazilian A-Band cellular operations through Telpart, a holding Company. In 2002, we recorded a loss from discontinued operations of $189.1 million. Of this amount, $155.3 million consisted of foreign exchange translation losses related to these investments, of which $85.2 million was already recorded as a reduction of shareholders' equity and $33.8 million consisted of additional provisions for exit costs and impairment in value.

Net income for the year ended December 31, 2003 was $11.9 million compared to a net loss of $127.2 million in 2002. Basic and diluted earnings per share was $0.12 and $0.11, respectively, compared to a basic and diluted loss per share of $1.42 in 2002 based on average shares outstanding of 103.4 million and 91.0 million, respectively.

MobiFon

(in thousands of U.S.$)	For the years Ended December 31		
	2004	2003	2002
Revenues			
Services	686,283	529,520	425,567
Equipment	37,212	28,531	21,214
	723,495	558,051	446,781
Cost of services	146,755	104,714	81,462
Cost of equipment	69,060	53,301	39,160
Selling, general and administrative expenses	162,746	118,841	94,613
Operating income before depreciation and amortization	344,934	281,195	231,546
Depreciation and amortization	118,904	110,458	86,919
Operating income	226,030	170,737	144,627

YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

MobiFon's service revenues increased to $686.3 million in 2004 from $529.5 million in 2003, reflecting the continued subscriber growth. MobiFon added 1,453,270 cellular subscribers compared to 821,834 in 2003 to reach 4,910,312 subscribers as at December 31, 2004 compared to 3,457,042 at the end of 2003. MobiFon achieved an all-time record subscriber growth during the year. ARPU was $12.96 for the twelve months ended December 31, 2004 compared to $14.35 in 2003. As the telecommunication market penetration increases in Romania, there is a risk of ARPU erosion as new subscribers typically have lower usage. We expect the offering of value added services and continued focus on higher end postpaid and business subscribers to partially offset this effect.

Cost of service revenues increased as a percentage of service revenues to 21.4% in 2004 compared to 19.8% in 2003 and was $146.8 million in 2004 compared to $104.7 million in 2003. The increase was largely due to higher interconnection costs due to increased traffic, a higher proportion terminating on other operator's networks, and higher regulatory spectrum fees which are primarily related to the newly introduced universal service fee. The costs of equipment continue to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new postpaid subscribers.

Selling, general and administrative expenses increased to $162.7 million in 2004 compared to $118.8 million in the previous year or 23.7% of service revenues compared to 22.4% of service revenues for 2003. The higher expenses were predominantly in support of significant customer acquisition activity during the year as net subscriber additions were 76.8% higher than in 2003.

MobiFon's OIBDA increased 22.7% to $344.9 million as compared to $281.2 million for the prior year. As a percentage of service revenues, OIBDA was 50.3% in 2004 compared to 53.1% in 2003; this reflects higher cost of services and the costs incurred to acquire a significant number of new subscribers. We expect MobiFon to maintain strong margins, such as those realized in 2004 stemming from its large proportion of on-network traffic for which there are no interconnection costs, and its low reliance on third parties to provide backbone capacity.

Depreciation and amortization increased to $118.9 million in 2004 from $110.5 million in 2003. The increase was primarily due to a higher tangible asset base. As a result of the foregoing, the operating income increased to $226.0 million in 2004 from $170.7 million in 2003.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

MobiFon's service revenues increased to $529.5 million in 2003 from $425.6 million in 2002, reflecting the continued subscriber growth. MobiFon added 821,800 cellular subscribers compared to 631,600 in 2002 to reach 3,457,000 subscribers as at December 31, 2003 compared to 2,635,200 at the end of 2002. ARPU was $14.35 for the twelve months ended December 31, 2003 compared to $14.19 in 2002. MobiFon achieved record subscriber growth during the fourth quarter. Its 2003 focus continued to be on postpaid and high value business customers. The postpaid subscribers at the end of December 31, 2003 were 1,294,238 compared to 941,221 at December 31, 2002, resulting in postpaid subscribers as a percentage of total subscribers at December 31, 2003 of 37.4% as compared to 35.7% as at December 31, 2002.

Cost of service revenues increased as a percentage of service revenues to 19.8% in 2003 compared to 19.1% in 2002 and was $104.7 million in 2003 compared to $81.5 million in 2002. The increase was largely due to higher site costs as a result of a greater number of sites on air and higher interconnection and roaming costs due to increased traffic and costs associated with the leasing of fiber optic capacity. The costs of equipment continue to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new postpaid subscribers.

Selling, general and administrative expenses increased to $118.8 million in 2003 compared to $94.6 million in the previous year or 22.4% of service revenues compared to 22.2% of service revenues for 2002. The higher expenses mainly reflect higher subscriber acquisition costs due to greater new subscriber additions especially in the postpaid segment.

MobiFon's OIBDA increased 21.5% to $281.2 million as compared to $231.5 million for the prior year. As a percentage of service revenues, OIBDA was 53.1% in 2003 compared to 54.4% in 2002.

Depreciation and amortization increased to $110.5 million in 2003 from $86.9 million in 2002. The increase was primarily due to a change in estimated useful lives of certain assets and a higher tangible asset base. As a result of the foregoing, the operating income increased to $170.7 million in 2003 from $144.6 million in 2002.

Oskar Mobil

(in thousands of U.S.$)	2004	2003	2002
Revenues			
Services	523,268	385,388	227,342
Equipment	28,799	23,646	20,331
	552,067	409,034	247,673
Cost of services	209,340	163,494	122,741
Cost of equipment	45,865	36,053	25,594
Selling, general and administrative expenses	134,867	106,143	79,143
Operating income (loss) before depreciation and amortization	161,995	103,344	20,195
Depreciation and amortization	114,068	94,187	67,367
Operating income (loss)	47,927	9,157	(47,172)

For the years Ended December 31

YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

Oskar Mobil's service revenues increased to $523.3 million in 2004 from $385.4 million in 2003, reflecting continued subscriber growth, the company's focus on postpaid subscriber growth and the effect of the appreciation of the Koruna versus the U.S. dollar. Oskar Mobil added 284,365 net subscribers in 2004, compared to 367,000 in 2003, to reach 1,831,116 subscribers as at December 31, 2004 compared to 1,546,751 at the end of 2003. The focus on postpaid subscribers is reflected in postpaid subscribers as a percentage of total subscribers of 47.9% as of December 31, 2004 compared to 42.5% as of December 31, 2003. The results of this strategy as well as the appreciation of the Koruna is also reflected in ARPU which for the year ended December 31, 2004 was $25.02 as compared to $22.95 for the year ended December 31, 2003. The average exchange rate of the Koruna versus the U.S. dollar was 25.64 in 2004 as compared to 28.17 in 2003, an increase of 9.8%. We have the highest proportion of postpaid subscribers as a percentage of our total subscribers among cellular operators in the Czech Republic, at 47.9% as of December 31, 2004, allowing us to sustain the highest reported ARPU in the Czech Republic.

Cost of service revenues increased by 28.0% to $209.3 million in 2004 compared to $163.5 million in 2003 in support of the 35.8% increase in service revenues, but as a percentage of services revenues, cost of service decreased to 40.0% from 42.4% in 2003. This decrease resulted primarily from lower average interconnection rates amongst mobile operators and from greater on-net and incoming traffic as a percentage of total traffic. Cost of equipment continued to be higher than associated revenues, consistent with our policy to sell equipment at prices that will attract new subscribers.

Selling, general and administrative expenses increased by 27.1% to $134.9 million as a result of the 18.4% subscriber growth in 2004, the effect of the appreciation of the Czech Koruna and Oskar Mobil's focus on postpaid subscribers. Oskar Mobil's OIBDA increased to $162.0 million in 2004 from $103.3 million in 2003, due primarily to revenue increases from subscriber growth. OIBDA as a percentage of service revenues increased to 31.0% in 2004 compared to 26.8% in 2003. We expect to continue to expand our OIBDA margin as a percentage of service revenues in 2005 because of continued economies of scale and more favourable traffic patterns as the Company continues to grow its subscriber base.

Depreciation and amortization increased to $114.1 million in 2004 from $94.2 million in 2003. The increase was primarily due to a higher tangible asset base, the appreciation of the Koruna relative to the U.S. dollar and asset writedowns of $6.4 million. As a result of the foregoing, Oskar Mobil generated operating income of $47.9 million in 2004 compared to an operating income of $9.2 million in 2003.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

Oskar Mobil's service revenues increased to $385.4 million in 2003 from $227.3 million in 2002, reflecting continued subscriber growth, the company's focus on postpaid subscriber growth and the effect of the appreciation of the Koruna versus the U.S. dollar. The focus on postpaid subscribers is reflected in postpaid subscribers as a percentage of total subscribers of 42.5% as of December 31, 2003 compared to 35.6% as of December 31, 2002. The results of this strategy as well as the appreciation of the Koruna is also reflected in ARPU which for the year ended December 31, 2003 was $22.95 as compared to $17.20 for the year ended December 31, 2002. Foreign exchange appreciation accounted for $2.65 of this increase in ARPU. The average exchange rate of the Koruna versus the U.S. dollar was 28.17 in 2003 as compared to 32.68 in 2002, an increase of 16%. Oskar Mobil added 367,000 net subscribers in 2003, compared to 321,400 in 2002, to reach 1,546,751 subscribers as at December 31, 2003 compared to 1,179,752 at the end of 2002.

Cost of service revenues increased by 33.2% to $163.5 million in 2003 compared to $122.7 million in 2002 in support of the 69.5% increase in service revenues, but decreased as a percentage of services revenues to 42.4% in 2003 compared to 54.0% in 2002 reflecting economies of scale as fixed costs are spread over a larger subscriber base and the effect of a $8.4 million reduction in estimated interconnection costs, of which approximately $4.8 million related to 2002. Cost of equipment continued to be higher than associated revenues, consistent with our policy to sell equipment at prices that will attract new subscribers.

Selling, general and administrative expenses increased by 34.1% to $106.1 million as a result of the 31.0% subscriber growth in 2003, the effect of the appreciation of the Czech Koruna and Oskar Mobil's focus on postpaid subscribers. Oskar Mobil's OIBDA increased to $103.3 million in 2003 from $20.2 million in 2002, due primarily to revenue increases from subscriber growth coupled with economies of scale and tight controls over operating costs which constrained operating cost increases. OIBDA as a percentage of service revenues increased to 26.8% in 2003 compared to 8.9% in 2002.

Depreciation and amortization increased to $94.2 million in 2003 from $67.4 million in 2002. The increase was primarily due to a change in estimated useful lives of certain assets and a higher tangible asset base. As a result of the foregoing, Oskar Mobil generated operating income of $9.2 million in 2003 compared to an operating loss of $47.2 million in 2002.

LIQUIDITY AND CAPITAL RESOURCES

The following table is a summary of our consolidated cash flows for the years ended December 31, 2004, 2003, and 2002.

Cash Flow Data

	For the years Ended December 31		
(in thousands of U.S.$)	2004	2003	2002
Cash provided by operating activities	382,366	252,771	130,113
Cash used in investing activities	(297,210)	(145,485)	(242,213)
	85,156	107,286	(112,100)
Cash provided by (used in) financing activities	(45,251)	(41,748)	93,688
Net effect of exchange rate translation on cash and cash equivalent	7,656	5,722	721
Cash provided by (used in) continuing operations	47,561	71,260	(17,691)
Cash provided by (used in) discontinued operations	–	64,731	(7,063)
Increase (decrease) in cash and cash equivalents	47,561	135,991	(24,754)
Cash and cash equivalents, beginning of period	196,697	60,706	85,460
Cash and cash equivalents, end of period	244,258	196,697	60,706

YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

For the year ended December 31, 2004, operating activities provided cash of $382.4 million compared to $252.8 million for the same period last year. The $129.6 million increase year-over-year is mainly explained by the $112.7 million increase in the 2004 operating income before non-cash items, such as depreciation and amortization, over the corresponding periods in 2003, partially offset by higher taxes paid primarily by MobiFon in 2004 of $8.3 million.

Investing activities used cash of $297.2 million for the year ended December 31, 2004, essentially for the expansion of wireless networks in Romania and the Czech Republic but also including $97.2 million paid for the acquisition of additional interests in our subsidiaries partially offset by the $21.8 million net proceeds from the sale of our investment in shares of Hexacom and $6.6 million of net proceeds from the repatriation of funds held in a trust for the benefit of certain key employees subsequent to its dissolution. This compares to cash used in investing activities of $145.5 million for the year ended December 31, 2003 essentially for MobiFon's and Oskar Mobil's capital expenditures of $188.3 million offset by $41.5 million net proceeds from the sale of 5.9% interest in MobiFon in March 2003. MobiFon's and Oskar Mobil's capital expenditures utilized cash of $135.8 million and $92.6 million for 2004, respectively, and $107.7 million and $80.6 million for 2003, respectively.

For the year ended December 31, 2004, financing activities used cash of $45.3 million compared to a use of cash of $41.7 million for the twelve months ended December 31, 2003. The uses of cash for financing activities in the year ended December 31, 2004 were $30.0 million of scheduled repayments of MobiFon's senior credit facility, $567.1 million early repayment and $9.0 million scheduled repayments of Oskar Mobil's senior credit facility, the early redemption of $2.3 million of MobiFon Holding's senior notes, $39.8 million distributed to minority shareholders of MobiFon, $21.9 million of deferred financing costs and $35.6 million of hedge settlement payments in connection with the refinancing of Oskar Mobil in October 2004. These uses were partially offset by $78.1 million of proceeds from issuances of our common shares, and $582.7 million of issuance of long-term debt at Oskar Mobil following the October refinancing.

For the year ended December 31, 2003, financing activities used cash of $41.7 million and consisted of $28.1 million in additions to restricted short-term investments, $74.6 million distributed to minority shareholders mainly as a result of MobiFon distributions, $47.4 million representing a full repayment of our senior corporate bank facility, $13.2 million of deferred financing costs and $223.9 million at the corporate level in repayment of long-term debt, partially offset by $9.5 million of proceeds from the issuance of common shares, $18.9 million received from the issuance of subsidiaries' shares to non-controlling interests and $317.1 million proceeds from borrowings in MobiFon Holdings, MobiFon and Oskar Mobil.

During 2003, cash provided by discontinued operations was $64.7 million and reflected the proceeds from the sale of our Brazilian Cellular operations net of costs incurred in relation to their disposal.

Cash, cash equivalents and short-term investments, as of December 31, 2004, totalled $272.1 million including $171.8 million at the corporate levels including $47.6 million at MobiFon Holdings, which included restricted short-term investments of $27.8 million. As of December 31, 2004, total consolidated indebtedness was $1.1 billion, of which $224.4 million was at the corporate level, $270.0 million at MobiFon and $652.6 million at Oskar Mobil. Total indebtedness at the corporate level was mainly comprised of $218.3 million in Notes issued by MobiFon Holdings and a purchase price adjustment of $5.1 million related to a fair value adjustment resulting from the purchase price allocation of the 14.2% acquisitions of ClearWave acquisition which occurred during 2003 and 2004.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

For the year ended December 31, 2003, operating activities provided cash of $252.8 million compared to $130.1 million for the same period last year. The increase year-over-year is mainly explained by the $132.6 million increase in the 2003 operating income before non-cash items, such as depreciation and amortization, over the corresponding periods in 2002, partially offset by higher taxes paid by MobiFon in 2003.

Investing activities used cash of $145.5 million for the year ended December 31, 2003, essentially for the expansion of wireless networks in Romania and the Czech Republic, offset by the $41.5 million net proceeds from the sale of a 5.9% interest in MobiFon in March of 2003. This compares to cash used in investing activities of $242.2 million for the year ended December 31, 2002. MobiFon's and Oskar Mobil's capital expenditures utilized cash of $107.7 million and $80.6 million for 2003, respectively, and $100.3 million and $142.6 million for 2002, respectively.

For the year ended December 31, 2003, financing activities used cash of $41.7 million and consisted of $28.1 million in additions to restricted short-term investments, $74.6 million distributed to minority shareholders mainly as a result of MobiFon distributions, $47.4 million representing a full repayment of our senior corporate bank facility, $13.2 million of deferred financing costs and $223.9 million at the corporate level in repayment of long-term debt, partially offset by $9.5 million of proceeds from the issuance of common shares, $18.9 million received from the issuance of subsidiaries' shares to non-controlling interests and $317.1 million proceeds from borrowings in MobiFon Holdings, MobiFon and Oskar Mobil. For the year ended 2002, cash provided by financing activities was $93.7 million, mainly from proceeds from our recapitalization as described in Note 8 of our Consolidated Financial Statements of $41.2 million, subsidiary's shares issued to non-controlling interests of $29.9 million and net borrowings of $47.0 million, offset by subsidiary's distributions paid to non-controlling interests of $10.8 million and financing costs of $8.6 million.

Cash provided by discontinued operations was $64.7 million and reflected the proceeds from the sale of our Brazilian Cellular operations net of costs incurred in relation to their disposal. During 2002, cash used by discontinued operations was $7.1 million and consisted of exit related costs.

Cash and cash equivalents, including restricted short-term investments of $28.1 million at MobiFon Holdings as of December 31, 2003, totalled $224.8 million, including $25.7 million at the TIW and ClearWave levels and $45.0 million at MobiFon Holdings. As of December 31, 2003, total consolidated indebtedness was $1.1 billion, of which $221.5 million was at the corporate level, $312.7 million at MobiFon and $587.2 million at Oskar Mobil. Total indebtedness at the corporate level was mainly comprised of $220.1 million in Notes issued by MobiFon Holdings.

SOURCES OF FINANCING

At the corporate level, as at December 31, 2004, we had cash and cash equivalents of $124.2 million and restricted short-term investments of $27.8 million and we had total debt of $224.4 million, consisting mainly of the 12.5% MobiFon Holdings Senior Notes due 2010 and the previously described purchase price adjustment of $5.1 million related to MobiFon Holdings Senior Notes. The following is a summary discussion of financing activities conducted at the corporate level.

From our inception to May 1997, substantially all of our cash requirements were met by the proceeds from private sales of equity securities, which were made pursuant to subscription agreements entered into between 1994 to 1996 periods, and totalled $240.0 million. In May 1997, we completed an initial public offering on the Toronto Stock Exchange for net proceeds of $118.5 million and through February 2000, we raised a further $272.1 million through the issuance of our shares in public offerings.

In June 1997, we issued 13¼% Senior Discount Notes with a nominal value of $380.0 million. In October 1997, we issued 10½% Senior Discount Notes with a nominal value of $167.0 million. Total gross proceeds from these issues were $299.9 million, before issue costs in the amount of $11.8 million. On September 19, 2001, we completed the exchange of substantially all of our Senior Discount Notes for $50.0 million of cash and $194.8 million of 14% Notes due December 30, 2003 resulting in the realization of a gain on forgiveness of debt of $238.9 million.

Our 14% Notes had a maturity on December 30, 2003. Interest on our 14% Notes accrued at a rate of 14% per annum and were payable semi-annually on each June 30 and December 30. The interest payments on December 30, 2001 and June 30, 2002 were made by the issuance of $6.7 million and $14.1 million of additional 14% Notes.

In July 1999, we entered into a corporate credit facility with certain financial institutions, providing for aggregate borrowing capacity of $140.0 million. Affiliates of our then significant shareholders participated in this lending facility. Our corporate credit facility was amended to extend the maturity to June 30, 2003. However, during 2002, we made loan repayments of $36.1 million bringing the loans outstanding as at December 31, 2002 under the facility to $47.4 million, and during the first quarter of 2003 the corporate credit facility was retired with proceeds from the March 2003 sale of MobiFon shares previously described.

During the second quarter of 2003, we also redeemed an aggregate of $72.4 million in principal plus accrued interest of $3.8 million of our 14% Senior Guaranteed Notes due December 30, 2003. Accordingly, we did not proceed with the issuance of $10 million in additional 14% Notes which we otherwise would have been required to issue on June 30, 2003 pursuant to the provisions of the indenture, resulting in the reversal of $7 million of contingent payments which was accrued as additional interest throughout the term of the 14% Notes. Furthermore, as a result of the ClearWave distribution described below, we redeemed the remaining $148.2 million in principal plus accrued interest of 14% Notes during the third quarter of 2003.

In February 1999, we completed the issuance of Cdn$150.0 million (or $98.6 million at the time of issue) of 7.0% ESDs. The net proceeds from the issuance of the ESDs were Cdn$145.7 million (or $95.8 million at the time of issue).

On February 5, 2002, we completed an issuer bid to acquire Cdn$150 million of ESDs. Pursuant to the issuer bid and concurrent consent request, we paid Cdn$6.8 million, issued 0.5 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$8.05 at any time before March 31, 2003, which were not exercised issued approximately 7.5 million Common Shares and approximately 0.7 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$8.05 at any time before September 30, 2002, which were not exercised, for substantially all of the ESDs. We amended the remaining Cdn$5.0 million in principal amount of ESDs to, among other things, extend the maturity of the ESDs to December 2006, reduce the principal amount of each ESD to Cdn$250, provide for our right to convert the ESDs at maturity into Common Shares of TIW at a price equal to the greater of Cdn$5.00 and the then current market price of the Common Shares and provide for the optional conversion at maturity into Common Shares of TIW at a price of Cdn$22.00. As a result, we currently have an aggregate of Cdn$1.24 million [$1.0 million] in amended ESDs outstanding.

On March 8, 2000, we issued $300.0 million of 7.75% Convertible Debentures for net cash proceeds of $291.0 million. On February 5, 2002, we converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest of $11.6 million due September 2001 for 30.9 million Common Shares. We also issued warrants to a holder to purchase up to a total of 3 million Common Shares at $5.00 per share on or before September 30, 2002 which were not exercised.

On February 14, 2001 we issued 43.8 million Units for gross proceeds of Cdn$396.5 million ($260.4 million) before issue costs of Cdn$18.2 million ($11.9 million, at the time of issue) pursuant to a rights offering made to all holders of our then Multiple and Common Shares. We also issued 2.1 million Units as a partial payment on acquisition of MobiFon's shares held by a non-controlling interest. On December 11, 2001, we launched an exchange offer to repurchase all outstanding Units. On February 5, 2002, in connection with such exchange offer and the financing commitments under a private placement subscription agreement between Telesystem Ltd, and certain of our other stakeholders, we acquired 33.7 million Units and raised $51.7 million in gross proceeds.

The raising of these funds was in addition to a December 14, 2001 private placement resulting in the issuance of 4.9 million warrants at a negotiated price of approximately $3.05 each, exercisable for one Common Share or one non-voting Preferred Share convertible at the holder's option into our Common Shares at no additional cost for a cash consideration of $14.5 million net of issuance costs of $0.5 million. We refer to these warrants as our Special Warrants. Pursuant to the February 5, 2002 private placement and exchange offer on the Units, we have issued an additional 53.8 million in aggregate of Common Shares and Special Warrants, 0.9 million warrants, each allowing the holder to purchase one Common Share at a price $5.00 on or before March 31, 2003, which were not exercised, and 1.7 million warrants, each allowing the holder to purchase one Common Share at a price Cdn$7.95 on or before March 31, 2003, which were not exercised. The Unit acquisition resulted in an increase in our equity interest and voting rights in ClearWave from 45.5% and 80.7% respectively, to 85.6% and 94.9%, respectively. On March 13, 2002, the outstanding 35,000,000 Special Warrants were converted into 35,000,000 non-voting Preferred Shares for no additional considerations.

During 2002, MobiFon approved aggregate distributions of $66.3 million, consisting of dividends of $27.5 million and share repurchases of $38.8 million. ClearWave received $42.0 million of these distributions in 2002 and we received $34.0 million by way of the repayment of the inter-company demand loan and accrued interest thereto between ClearWave and us. On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase of which $24.6 million was paid to ClearWave during 2002. In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion [$59.1 million] of which ClearWave received $33.5 million. Furthermore, in October 2003, the shareholders of MobiFon distributed $35.7 million by means of a par value reduction, of which ClearWave received $20.6 million.

On June 27, 2003, MobiFon Holdings, a wholly owned subsidiary of ClearWave which holds our investment in MobiFon, closed a $225 million issue of 12.5% Senior Notes, by way of private placement. The 12.5% Senior Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds to MobiFon Holdings from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders, which has been reflected as restricted short-term investments on the balance sheet, and $182.5 million was distributed to ClearWave. ClearWave made distributions for an aggregate amount of $142.1 million, of which $20.5 million was paid to non-controlling interests. The restricted short-term investment of $27.8 million as at December 31, 2004, consists of term deposits and highly liquid debt instruments purchased with a maturity of greater than three months and less than six months. As at December 31, 2004, the interest rate on these short-term investments is 1.43%.

The 12.5% Senior Notes mature on July 31, 2010. Interest on the notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and are payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The 12.5% Senior Notes are unsecured, except to the extent of a security interest in the debt service reserve account and ranks senior in right of payment to the MobiFon Holdings' future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holdings' existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the 12.5% Senior Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the 12.5% Senior Notes, contains customary negative covenants which among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings is not permitted to engage in activities other than holding its equity interests in MobiFon nor to reduce its ownership in MobiFon to below 50.1%. Furthermore, MobiFon Holdings is not permitted to incur indebtedness in excess of the lower of $360 million or two times the last twelve months' OIBDA. On November 17, 2003, the notes were exchanged for substantially identical notes registered under the United States Securities Act. During the year ended December 31, 2003, financing costs in the amount of $9.8 million relating to the issuance of the 12.5% Senior Notes were deferred.

The 12.5% Senior Notes will be callable from July 2007 at a decreasing premium over par value starting at 6.25%.

In March 2003, we sold a 5.9% equity interest in MobiFon for a total cash consideration of $42.5 million. On March 26, 2003, we sold our Brazilian cellular operations for gross proceeds of $70 million, and we sold our 27.5% direct stake in Hexacom for $22.5 million in February 2004.

In December 2003, we accepted a binding offer to sell our 27.5% direct equity interest in Hexacom for proceeds of $22.5 million. We provided our co-shareholders in Hexacom with the required notices to trigger certain rights of first refusal provided for in the Hexacom Shareholders' Agreement. During the first quarter of 2004, our co-shareholders exercised their right of first refusal and paid the $22.5 million purchase price as stipulated in the December 12, 2003 binding offer. As a result, we realize a gain on disposal of its investment in Hexacom of $11.7 million in the three months period ended March 31, 2004.

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4,6 trillion ($138 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under the MobiFon's senior credit agreements. In April, July and October 2004, an aggregate of $39.8 million of dividends were distributed to non-controlling interests. As at December 31, 2004, the amount payable to non-controlling interests based on the conditions of such loan agreements, was $3.2 million and is included with total current liabilities.

On March 25, 2004, we sold 7 million common shares at $9.50 per share from treasury for gross proceeds of $66.5 million and net proceeds of $62.7 million. On March 31, 2004, the underwriters of the offering exercised the over-allotment option that they had been awarded to purchase an additional 1,050,000 common shares at a price of $9.50 per share from treasury. The over-allotment option closed on April 5, 2004 resulting in net proceeds of $9.5 million.

MobiFon

MobiFon's cash requirements as of December 31, 2004 have been met by cash provided by operations, borrowings under its bank facilities and capital leases and equity contributions of $270.6 million.

On August 27, 2002, MobiFon closed a $300 million senior loan facility. The facility was fully drawn as of December 31, 2003 and the regular scheduled quarterly instalments started in January 2004 and continue to maturity in October 2008. As at December 31, 2004, the loans outstanding under this facility totalled $270.0 million. The interest rate on the loans was LIBOR plus 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR plus 2.5% to LIBOR plus 4.0% depending on certain financial ratios. As at December 31, 2004, the interest rate on the loans was LIBOR plus 3.0%. As permitted by the loan agreement, the LIBOR portion of the interest rates on $89.4 million [$99.4 million in 2003] has been fixed at rates ranging from 3.20% to 3.64%.

The term of the facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. Under a unanimous security agreement all of the shareholders of MobiFon, including us have encumbered our shares by way of pledge in favour of MobiFon's lenders. The facility is also secured by substantially all of the assets of MobiFon.

MobiFon entered into interest rate swap arrangements on notional principal amounts of $90 million ($100 million in 2003) and $27 million [$30 million in 2003] whereby the LIBOR portion of the interest on the related loans principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the loans outstanding on this facility at December 31, 2004 was 6.77% [6.63% in 2003].

MobiFon's has two uncommitted operating credit facilities totalling $20.0 million, $10.0 million each. The first $10.0 million overdraft facility which also permits the issuance of letters of guarantee to third parties can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank's cost of funds plus 5.0% per annum. The second $10.0 million facility is repayable on demand and bears interest at the rate of the lender's U.S. dollar prime rate plus 3.5% per annum.

On January 30, 2004, MobiFon sold its option to buy the shares of a company whose only asset consisted of a building with a net book value of $10.9 million included in buildings and leasehold improvements as at December 31, 2003 which was the subject of a sale and leaseback financing and accounted for as a $12.7 million capital lease. In addition, MobiFon concluded an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement became effective on July 4, 2004 and MobiFon has the option to renew the lease for an additional 6 years. The gain form the sale of the option and the gain originating from the difference in the carrying value of the assets and obligations under the capital lease, which aggregate to $4.7 million, have been deferred and are being amortized as a reduction of rental expenses over the terms of the new leases.

Oskar Mobil

The cash requirements of Oskar Mobil through December 31, 2004 have been met primarily by shareholder contributions, cash provided by operations and by borrowings under its senior credit facility entered into on July 19, 2000 of $567.1 million which was repaid with the proceeds from senior notes and partial draw down on a new senior credit facility entered into in October 2004.

On October 13, 2004, Oskar Mobil issued, in a private placement, €325 million [$442.6 million] Senior Notes ("Notes") due October 15, 2011. Oskar Mobil has also entered into a credit agreement for a €250 million [$340.4 million] equivalent Senior Credit Facility (the "New Senior Credit Facility").

The Notes bear interest at 7.5% which will be payable semi-annually in arrears on October 15 and April 15 of each year, commencing on April 15, 2005. The net proceeds were approximately €313.1 million [$384.2 million], after deducting underwriting discounts and other related expenses. The Notes will be callable at the option of the issuer after October 2008 at decreasing redemption prices starting at 103.75% of the principal amount of the Notes.

The New Senior Credit Facility consists of a 5.0 billion Czech Koruna and €40.0 million (approximately $279.5 million in aggregate) five year amortizing Tranche A maturing in 2009, and amortizing from March 2007, and a 1.6 billion Czech Koruna (approximately $70.3 million) six year Tranche B repayable in full at maturity. Both tranches bear interest at EURIBOR or PRIBOR, depending on the currency of the borrowings, plus an applicable margin of 187.5 basis points for Tranche A and 200.0 basis points for Tranche B, subject to adjustment based on Oskar Holdings' financial performance.

The indebtedness under the New Senior Credit Facility ranks pari passu with the Notes as to security. The New Senior Credit Facility and the Notes both are senior secured obligations of Oskar Mobil and both are guaranteed on a senior secured basis by Oskar Holdings and Oskar Finance B.V. ("Oskar Finance") a newly created holding company incorporated under the laws of The Netherlands which holds the Oskar Holdings interest in Oskar Mobil. The obligations of Oskar Mobil, Oskar Holdings and Oskar Finance under the Notes and the guarantees are secured by substantially all of their respective assets.

An affiliate of one of our significant shareholders was an initial purchaser of the Notes and provided an under-writing commitment and acted as a mandated lead arranger and book-runner for the New Senior Credit Facility. Aggregate fees and initial purchasers' discount of €7.9 million ($9.7 million) were paid to this related party prior to any reallocation of fees to credit facility syndicate members. This related party also provides a €15 million ($20.4 million) commitment under Tranche A of the facility.

Concurrently with the issuance of the Notes, we proceeded with an initial draw of approximately $184.0 million consisting of 4.0 billion Czech Koruna and €24 million from Tranches A and B of its New Senior Credit Facility.

The net proceeds from the issuance of €325 million of the Notes, together with the net proceeds from our initial drawdown under the new senior credit facility of €24 million and 4.0 billion Czech Koruna, were approximately $560.7 million after deducting underwriting discounts and other related expenses. We used the net proceeds along with cash on hand, to repay in full and cancel the existing Oskar Mobil senior credit facility in the amounts of 5.4 billion Czech Koruna and €290.6 million (in aggregate $567.1 million) and to terminate certain currency and interest rate hedging agreements. In connection with the unwinding of existing hedges an amount of €29.0 million ($35.6 million), consisting of the fair value of the unwound hedges, was paid to counterparties including €13.1 million ($16.1 million) to an affiliate of one of our significant shareholders. We also paid an aggregate amount of $5.0 million in payments ($7.5 million in 2003) under interest rate swap, foreign exchange and other hedging arrangements to affiliates of this significant shareholder.

The undrawn portion of the New Senior Credit Facility is available for drawing, on a revolving basis, until October 2006.

In connection with the new financing, on October 13, 2004, we entered into currency hedge agreements to manage the currency exposure related to the Notes which represent significantly all of its aggregate Euro exposure. Specifically, we entered into cross currency swaps for a notional principal amount of €325 million maturing in April 2009 which establish a fixed exchange rate of 31.625 Czech Koruna to one Euro and a fixed interest rate of 8.52%. An affiliate of a significant shareholder was a counterparty for €162.5 million of notional principal amount of those new swap agreements. Furthermore, to manage exposure to interest rate risk through drawings on the New Senior Credit Facility, we entered into interest rate swap agreements for a notional amount of 2.4 billion Czech Koruna ($107.3 million) which fixed the interest rate on this portion at 3.83%.

FUTURE CAPITAL REQUIREMENTS

The following discussion of our future capital requirements reflects that we will continue in operation for the foreseeable future pending the closing of the previously described March 15, 2005 agreement to sell all of our operating assets. Should such sale close, we will not have any material future capital requirements and will proceed to the distribution of the net proceeds of such sale pursuant the previously described plan of arrangement.

We expect to have future capital requirements, particularly in relation to the expansion and the addition of capacity to our cellular networks, for the servicing of debt, and for the purchase of UMTS licenses in Romania and in the Czech Republic. We expect cash used for the acquisition of property, plant and equipment to increase in 2005 as compared to 2004 but to remain below 20% of service revenue.

In November 2004, the Romanian government advised MobiFon that it was successful in its application for a UMTS license in Romania. As a result, MobiFon is required to pay a total of $35.0 million to the Romanian Government, of which $10.5 million is payable within 120 days of receiving license documentation and the remainder in five annual installments of $4.9 million, commencing in 2006. MobiFon will also be required to honour certain license conditions, including coverage requirements. The license has an initial term of 15 years with the option to renew for an additional 10 years. As at December 31, 2004, MobiFon had not yet received license documentation. On February 23, 2005, the Czech Telecommunications Offices awarded a UMTS license to Oskar Mobil. The UMTS license was awarded for a term of 20 years and requires Oskar to honour certain license conditions, including minimum coverage requirements. The CZK 2 billion ($89.4 million) agreed upon price is payable in annual instalments from December 2005 through December 2009.

We intend to finance future capital requirements mainly from cash flow from operating activities, cash and cash equivalents and short-term investments on hand, drawings on Oskar's New Senior Credit Facility and through externally generated funds such as the sale of debt and equity securities.

Debt at the corporate level consists primarily of MobiFon Holdings' 12.5% Senior Notes. Interest on the notes began on January 31, 2004 and is payable in cash semi-annually in arrears on each January 31, and July 31. We expect to service the 12.5% Senior Notes from the cash flows of operations of MobiFon. In order to have access to these cash flows, MobiFon will have to make distributions of which a significant portion will be paid to minority shareholders.

MobiFon's future capital requirements will include debt repayment, payments for it UMTS license and UMTS network buildout and network expansion, all of which are expected to be financed by cash flows from operations. As at December 31, 2004, MobiFon had purchase commitments of approximately $23.5 million. Over the past three years at MobiFon, cash capital expenditures have averaged of $114.6 million annually ($135.8 million, $107.7 million and $100.3 million in each of the years 2004, 2003 and 2002, respectively) and we expect some incremental capital expenditures for the initial build-out of a UMTS network.

MobiFon is also committed to two long-term service agreements for the right to use "dark" fiber optic capacity and technical space, the earliest of which commenced in 2002 for 17 years and the second which commenced in 2004 for a period of 7 years. The service agreement charges are offset by a reciprocal agreement whereby MobiFon provides capacity on the "lit" fiber back to the primary service provider. The annual value of the combined transactions is approximately $7.0 million and the payments and receipts are expected to largely offset one another. The estimated cost to MobiFon to enable the "dark" fiber to be utilized is $8.5 million of which $1.2 million remains to be incurred.

Oskar Mobil's capital requirements will include the expansion of its cellular network and the payment of UMTS license and related network buildout. These requirements are also expected to be financed by cash flows from operations and drawings on its New Senior Credit Facility. As at December 31, 2004, Oskar Mobil had purchase commitments of approximately $13.6 million with network equipment and systems support providers. As Oskar Mobil rapidly increased its subscriber base and improved utilization of its network, its capital expenditures have decreased from $106.6 million in 2002 to $92.6 million in 2004.

As our networks now cover substantially all of the Czech and Romanian populations, we expect both Oskar Mobil and MobiFon future investments in network infrastructure to primarily be a function of their requirements for increased capacity and the deployment of new technologies such as UMTS.

Our cash commitments as at December 31, 2004, excluding interest, in millions of dollars, are set forth in the following table:

	Operating Leases	Long-term Debt	Purchase Commitments	Total
	$	$	$	$
2005	31.5	45.0	37.1	113.6
2006	24.7	61.0	–	85.7
2007	23.1	103.0	–	126.1
2008	19.4	145.9	–	165.3
2009	19.2	83.9	–	103.1
Total	117.9	438.8	37.1	593.8

Not included in the above are annual line lease payments and annual microwave lease payments of approximately $7.6 million and $11.3 million, respectively, the contracts for which can be terminated, subject to a 6 month lease payment penalty. In addition, our operating subsidiaries are committed to pay minimum annual spectrum and other regulatory fees totalling approximately $27.7 million.

We are a holding company with no material business operations, sources of income or operating assets of our own other than the shares of our subsidiaries and operating companies. Our cash flow and, consequently, our ability to meet our debt service obligations is dependent upon the payment of funds by our subsidiaries in the form of loans, dividends, advances or otherwise. Under certain of our long-term debt agreements, we are subject to certain financial and negative covenants, including restrictions on our ability to incur indebtedness, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. Restrictions also exist on the ability of our operating subsidiaries to transfer funds in the form of dividends, loans or otherwise.

EXCHANGE RATES

We report our financial statements in U.S. dollars. We operate in different currency jurisdictions and virtually all of our revenues and a substantial portion of our operating expenses are in currencies other than our reporting currency. As a result, we are exposed to exchange rate risk. Any significant change in the relevant exchange rates, whether of a short-term nature or a steady long-term change in relative valuation, could have a material effect on our financial statements. In Romania, significant fluctuations versus the U.S. dollar have occurred in the past and may occur again in the future. In addition, we experience fluctuations in our results of operations solely as a result of exchange rate fluctuations. Where possible, we adjust our tariffs for the effects of inflation, one of the factors affecting relative exchange rates. However, we may be unable to adjust our local tariffs in response to changes in the exchange rates relative to our reporting currency and may therefore be unable to protect ourselves from exchange rate fluctuations.

As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100%, and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates, and the U.S. dollar has been determined to continue to be its functional currency.

MobiFon's tariffs are currently in U.S. dollars. However, Romania is an accession candidate to the European Union and we may change our tariffs to be based on either the EURO or the Leu. Such a move may result in a change in MobiFon's functional currency assessment and may present new exchange rate risks related to its U.S. dollar denominated debt and new hedging requirements on such debt.

At the corporate level, we may elect to enter hedging arrangements from time to time in the future, however, we do not have a policy to systematically hedge against foreign currency fluctuations. At the operating company level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, where possible, assets and liabilities. In some cases, we may borrow in U.S. dollars or Euro because it is either advantageous for the operating companies to incur debt obligations in such currency or because such currency denominated borrowings are the only funding source available to the operating company at the time. As previously described, Oskar Mobil has hedged its EURO denominated Notes and a portion of its variable rate debt by entering into interest rate and cross currency swaps [See ''Sources of financing – Oskar Mobil''.]

INFLATION

Inflation has not been a material factor affecting our continuing business to date. Although system equipment costs may increase over time as a result of inflation, we expect that the cost of subscriber equipment will decrease over time as volume increases, although there can be no assurance that this will be the case. General operating expenses such as salaries, employee benefits and lease costs are, however, subject to normal inflationary or deflationary pressures.

In Romania the effects of inflation may become significant to our operations. Where permitted, and subject to competitive pressures, we intend to increase our tariffs to account for the effects of inflation. However, in those jurisdictions where tariff rates are regulated or specified in the license we may not be able to mitigate the impact of inflation on our operations.

REGULATORY ENVIRONMENT

MobiFon and Oskar Mobil hold one of three licenses issued to provide nationwide GSM-based cellular telecommunications services in their respective countries. The conditions to the various license agreements require our operational subsidiaries to substantially meet the deployment plans set out in their license agreement and, in certain instances, to provide a specified level of services in their respective coverage areas.

We operate in regulated industries and in the normal course of business, our operational subsidiaries' actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against us for alleged breaches to different regulations including arrangements for interconnection fees. We believe that the ultimate outcome of any such proceedings currently in progress will not be materially adverse to us.

Our future performance may be affected by factors such as political changes including, government actions relating to its licenses, changes in technology and competition.

MANAGEMENT'S REPORT

The management of the Company is responsible for the preparation and integrity of the financial statements and all other financial information contained in the Annual Report. These statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management's best estimates and judgement. Management considers that the statements present fairly the financial position of the Company, the results of its operations and the changes in its financial position. Financial information contained elsewhere in this Annual Report is consistent with the information contained in the financial statements.

To fulfill its responsibility, management developed and maintains internal accounting controls and established policies and procedures designed to ensure the reliability of financial information and to safeguard assets.

The internal control systems and financial records are subject to review by the external auditors during the examination of the financial statements.

The Board of Directors oversees management's performance of its financial reporting and internal control responsibilities. The Board of Directors carries out its responsibility with regard to the consolidated financial statements primarily through its Audit Committee.

The Audit Committee, which is composed exclusively of outside directors, meets regularly with the external auditors, and with management, to discuss accounting policies and practices, internal control systems, the scope of audit work and to assess reports on audit work performed. The external auditors have direct access to the Audit Committee, with or without the presence of management, to discuss results of their audits and any recommendations they have for improvements in internal controls, the quality of financial reporting and any other matters of interest. The financial statements have been reviewed and approved by the Board of Directors on the recommendation of the Audit Committee.



Bruno Ducharme
President and Chief Executive Officer

André Gauthier
Vice-President and
Chief Financial Officer

Terry Enepekides
Vice-President, Corporate
Finance and Chief Accounting Officer

AUDITORS' REPORT

**To the Shareholders of
Telesystem International Wireless Inc.**

We have audited the consolidated balance sheets of Telesystem International Wireless Inc., as at December 31, 2004 and 2003 and the consolidated statements of income (loss) and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

As described in Note 3, the Company changed its method of accounting for employee stock-based compensation and for asset retirement obligations.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Montréal, Canada
February 22, 2005
(except for Note 18, which is as of March 15, 2005)

CONSOLIDATED BALANCE SHEETS

As at December 31 (In thousands of U.S. dollars)	2004	2003
ASSETS [Note 6]		
Current assets		
Cash and cash equivalents	244,258	196,697
Short-term investments – Restricted [Note 6]	27,844	28,125
Trade debtors [Note 9]	111,922	79,515
Amounts receivable from non-controlling interests [Note 4]	–	16,695
Inventories	13,611	16,150
Prepaid expenses	13,724	15,408
Deferred income tax assets [Note 11]	624	327
Other current assets	3,179	5,757
Total current assets	415,162	358,674
Property, plant and equipment [Note 4 and 5]	1,161,861	1,102,057
Licenses [Notes 4 and 5]	85,506	89,640
Subscriber relationships [Notes 4 and 5]	39,485	–
Goodwill [Note 4]	588,623	66,927
Deferred financing costs	38,331	28,440
Deferred income tax assets [Note 11]	9,107	–
Investments and other assets [Note 4]	2,634	21,850
	2,340,709	1,667,588
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	50,653	56,398
Accrued liabilities	85,101	64,860
Accrued dealers' commissions	15,902	8,438
Accrued interest payable	23,925	20,578
Income and value added taxes payable	39,139	21,053
Deferred revenues	45,021	33,046
Amounts payable to non-controlling interests [Note 4]	3,198	23,577
Current portion of long-term debt [Note 6]	45,000	61,677
Total current liabilities	307,939	289,627
Long-term debt [Note 6]	1,102,060	1,059,734
Deferred income tax liabilities [Note 11]	14,036	2,660
Other non-current liabilities [Note 6]	22,952	10,204
Non-controlling interests [Note 4]	145,241	213,590
Shareholders' equity		
Share capital [Note 7]	1,670,166	1,081,077
Additional paid-in capital [Note 7]	256,345	246,497
Deficit	(1,188,358)	(1,243,564)
Cumulative translation adjustment	10,328	7,763
Total shareholders' equity	748,481	91,773
	2,340,709	1,667,588

Commitments and contingencies [Notes 4, 6 and 14]
Subsequent events [Note 18]
See accompanying notes

On behalf of the Board

Bruno Ducharme, Director   C. Kent Jespersen, Director

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

Years ended December 31 (In thousands of U.S. dollars, except per share data)	2004	2003	2002
Revenues			
Services	1,209,551	914,908	652,909
Equipment	66,011	52,177	41,545
	1,275,562	967,085	694,454
Cost of services, excludes related depreciation and amortization of $227.7 million, $204.7 million and $154.4 million in 2004, 2003 and 2002, respectively	356,095	268,208	204,203
Cost of equipment	114,925	89,354	64,754
Selling, general and administrative expenses [Notes 3 and 9]	317,253	234,934	183,463
Depreciation and amortization [Notes 5 and 9]	233,010	204,711	154,448
Operating income	254,279	169,878	87,586
Interest expense [Note 9]	(89,314)	(93,242)	(106,202)
Loss on early extinguishment of debt [Note 6]	(25,693)	–	(10,100)
Interest income	4,563	2,079	2,228
Foreign exchange gain	3,730	4,666	2,635
Net gain (loss) on disposal of assets [Note 4]	11,658	19,367	(528)
Gains on Recapitalization, Units exchange and expiry [Note 8]	–	–	91,655
Income from continuing operations before income taxes and non-controlling interests	159,223	102,748	67,274
Income taxes [Note 11]	63,535	52,840	32,502
Income from continuing operations before non-controlling interests	95,688	49,908	34,772
Non-controlling interests	(40,482)	(29,212)	27,187
Income from continuing operations	55,206	20,696	61,959
Loss from discontinued operations [Note 16]	–	(8,811)	(189,133)
Net income (loss)	55,206	11,885	(127,174)
Deficit, beginning of year	(1,243,564)	(1,255,449)	(1,126,015)
Accretion of equity component of convertible debentures	–	–	(2,260)
Deficit, end of year	(1,188,358)	(1,243,564)	(1,255,449)
Basic earnings (loss) per share [Note 10]			
From continuing operations	0.39	0.21	0.66
From discontinued operations	–	(0.09)	(2.08)
Net earnings (loss)	0.39	0.12	(1.42)
Diluted earnings (loss) per share [Note 10]			
From continuing operations	0.38	0.20	0.66
From discontinued operations	–	(0.09)	(2.08)
Net earnings (loss)	0.38	0.11	(1.42)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (In thousands of U.S. dollars)	2004	2003	2002
OPERATING ACTIVITIES			
Income from continuing operations	55,206	20,696	61,959
Reconciling items:			
Depreciation and amortization	233,010	204,711	154,448
Loss on early extinguishment of debt [Note 6]	25,693	–	10,100
Non-cash financial expenses (recovery)	5,699	(3,266)	30,025
Non-controlling interests	40,482	29,212	(27,187)
Net loss (gain) on disposal of assets [Note 4]	(11,658)	(19,367)	528
Gains on Recapitalization, Units exchange and expiry	–	–	(91,655)
Stock-based compensation	12,646	308	–
Other non-cash items	4,176	14,800	2,643
Changes in operating assets and liabilities [Note 12]	17,112	5,677	(10,748)
Cash provided by operating activities	382,366	252,771	130,113
INVESTING ACTIVITIES			
Acquisitions of property, plant and equipment	(228,424)	(188,330)	(242,893)
Increase in ownership of subsidiaries	(97,152)	–	–
Proceeds from the sale of subsidiary's shares [Note 4]	–	41,500	–
Proceeds from sale of investment, net of costs [Note 4]	21,752	–	–
Other investments and advances [Note 4]	6,614	1,345	680
Cash used in investing activities	(297,210)	(145,485)	(242,213)
FINANCING ACTIVITIES			
Repayment of short-term loans	–	(47,406)	(36,093)
Proceeds from issuance of common shares, net of costs [Note 7]	78,083	9,498	–
Proceeds from Recapitalization, net of costs	–	–	41,202
Proceeds from subsidiary's shares issued to non-controlling interests	–	18,879	29,930
Subsidiary's distributions paid to non-controlling interests [Note 4]	(39,838)	(74,622)	(10,798)
Proceeds from issuance of long-term debt [Note 6]	582,661	317,120	333,557
Repayment of long-term debt [Note 6]	(608,886)	(223,868)	(250,498)
Hedge settlement and penalty on debt extinguishment [Note 6]	(35,625)	–	(4,966)
Deferred financing and other costs [Note 6]	(21,927)	(13,224)	(8,646)
Reduction from (additions to) short-term investments – Restricted [Note 6]	281	(28,125)	–
Cash provided by (used in) financing activities	(45,251)	(41,748)	93,688
Net effect of exchange rate translation on cash and cash equivalents	7,656	5,722	721
Cash provided by (used in) continuing operations	47,561	71,260	(17,691)
Cash provided by (used in) discontinued operations [Note 16]	–	64,731	(7,063)
Increase (decrease) in cash and cash equivalents	47,561	135,991	(24,754)
Cash and cash equivalents, beginning of year	196,697	60,706	85,460
Cash and cash equivalents, end of year	244,258	196,697	60,706

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(All tabular amounts are in thousands of U.S. dollars unless otherwise indicated)

1. DESCRIPTION OF BUSINESS

The Company, either directly or indirectly, develops and operates wireless telecommunications networks. The Company currently has cellular operations in Romania and the Czech Republic. The Company had also carried on cellular operations in India which were sold in February 2004. [See Note 4]. The Company also sold its A-Band cellular operations in Brazil, on March 26, 2003. [See Note 16].

As at December 31, 2004, the Company together with its wholly owned subsidiary, Telesystem International Wireless Corporation N.V., ['"TIWC''], had an 99.99% equity interest [86.8% in 2003] and a 99.99% [95.3% in 2003] voting interest in ClearWave N.V., ['"ClearWave'']. As at December 31, 2004, ClearWave owned 100% of the equity and voting rights of MobiFon Holdings B.V. ['"MobiFon Holdings''], which owned 79.0% of the equity and voting rights [57.7% in 2003] of MobiFon S.A., ['"MobiFon''] [See Note 4]. ClearWave also owned 27.1% and 52.7% of the equity and voting rights, respectively, [24.2% and 50.8% in 2003, respectively] of Oskar Holdings N.V. [formerly TIW Czech N.V.], which indirectly owned 99.87% of the equity and voting rights [96.25% in 2003] of Oskar Mobil a.s., ['"Oskar Mobil''] [formerly known as Český Mobil a.s.]. On January 12, 2005, the Company increased its equity interest in Oskar Holdings to 100%. [See Notes 4 and 18].

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular networks, for the payment of its Romanian and Czech UMTS licenses, [See Note 18] and buildout of related UMTS networks and for the servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand, short-term investments, drawings on Oskar Mobil's New Senior Credit Facility, cash flow from operating activities and through externally generated funds such as the sale of debt and equity securities.

The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including financial market conditions and general economic conditions in the countries where the Company conducts its principal operations. The Company's future performance may also be affected by other factors such as political changes including government actions relating to its licenses and local taxes, changes in technology, competition, inflation and foreign exchange fluctuations.

As described in Note 18, on March 15, 2005, the Company entered into definitive agreements for the sale of substantially all of its operations. These financial statements have been prepared on the assumption that the Company will continue in operation for the foreseeable future pending the completion of the sale.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada [Canadian GAAP]. As further described in Note 17, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with accounting principles generally accepted in the United States and related rules and regulations adopted by the United States Securities and Exchange Commission [U.S. GAAP]. The preparation of financial statements by management in accordance with generally accepted accounting principles requires the selection of accounting policies from existing acceptable alternatives. The summary of significant accounting policies is as follows:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Investments

Investments over which the Company exercises control are consolidated. Investments over which the Company has significant influence are accounted for using the equity method. Investments held for sale are accounted for at the lower of their carrying value and estimated net realizable value.

The effect of the change in the Company's equity interest as a result of shares issued by subsidiaries to non-controlling interests enters into the determination of consolidated income (loss).

Use of Estimates

The preparation of the Company's consolidated financial statements in accordance with Canadian GAAP requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents

Cash equivalents consist of term deposits and highly liquid debt instruments purchased with a maturity of three months or less, and are considered to be cash equivalents for cash flow reporting purposes.

Short-term Investments

Short-term investments are accounted for at the lower of amortized cost and market value.

Allowance for Doubtful Accounts

The Company establishes an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. The Company bases its estimates on the aging of the accounts receivable balances and historical write-off experience, net of recoveries. If collections are lower or more customers elect to terminate their service than expected, actual write-offs may be different from expected.

Inventories

Inventories consist of handsets and accessories held for resale and are stated at the lower of cost, determined on a weighted average cost basis, and net realizable value.

Property, Plant, Equipment, Licenses and Subscriber Relationships

Property, plant, equipment, licenses and subscriber relationships acquired through business combinations are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

Buildings	20 years
Network equipment and infrastructure	5 to 10 years
Computer equipment and software	3 to 5 years
Other equipment	3 to 5 years
Leasehold improvements	Term of the lease
Licenses	15 and 20 years
Subscriber relationships	4 years

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment, licenses and subscribers, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of income (loss) and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

Interest is capitalized during the construction of the Company's networks by allocating a portion of borrowing costs to the expenditures incurred on assets under construction.

Goodwill

Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is tested annually or more often if events or changes in circumstances indicate it might be impaired. The impairment test consists of a comparison of the fair value of the reporting unit to which goodwill is assigned to its carrying amount. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the impairment loss, if any. In such case, the implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination. Any impairment loss in the carrying amount compared with its fair value is charged to income in the year in which the loss is recognized.

Financing Costs

Share and equity instrument issue costs are recorded as a reduction of the related accounts. Debt issue costs are deferred and are amortized over the life of the debt to which they relate using the effective interest rate method.

Discontinued Operations

The results of discontinued operations are included in the statement of income (loss) but reported separately for current and prior periods.

Income Taxes

The Company follows the liability method in accounting for income taxes. Deferred tax balances reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are established when it is more likely than not deferred tax assets will not be realized. The Company does not recognize differences that result from subsidiaries' functional currency re-measurement.

Foreign Currency Translation

The functional currency of the Company is the U.S. dollar. Transactions arising in currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate on the applicable transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies other than U.S. dollars are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of income (loss).

Oskar Mobil's results, which are measured in Czech Koruna, are translated using the monthly average exchange rates, while Oskar Mobil's assets and liabilities are translated using the current rates at each balance sheet date. The resulting exchange gains or losses are accumulated in the cumulative translation adjustment account included as a component of shareholders' equity.

Romania had a highly inflationary economy until June 30, 2003 and accordingly, the financial statements of MobiFon for periods prior to June 30, 2003 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently, Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be its functional currency.

Revenue Recognition

Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, the Company considers this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among the separate units of accounting based on their relative fair values. When prepaid cards are sold to dealers, the revenue from the airtime is measured at the amount paid by the subscriber and is recorded when services are provided. Commissions to dealers are classified within selling, general and administrative expenses.

Loyalty Programs

Qualified post-paid customers are awarded points, based on their total bill, which can be redeemed for handsets or for services. The Company records an expense for the ultimate expected incremental cost of the redemption of such awards with the exception of that portion of such awards which is expected to be used to purchase handsets in conjunction with the signing of a 12 month contract. The cost of points expected to be redeemed in this manner has been deferred until such time as the handset sale and related redemption takes place. The ultimate points to be redeemed and the expected manner of redemption are estimated based on many factors, including the average percentage of customers who remain with the Company for more than one year and redemption patterns to date. The balance sheet liability for unredeemed points may be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions.

Subscriber Acquisition Costs

The excess between the cost of handsets to the Company over the amount recovered from sales to subscribers is recognized upon the sale of the handsets and is recorded in cost of equipment.

Advertising Costs

Advertising costs are expensed as incurred.

Earnings per Share

Basic earnings (loss) per share are calculated using the weighted average number of voting shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method and are calculated taking into consideration the effect of the exercise of securities which have a dilutive effect. Contingently issuable shares are not considered in the calculation of diluted earnings per share except for options and restricted share units [see Note 7].

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Derivative Financial Instruments

Interest rate option and swap agreements, cross currency swap and forward purchase agreements and currency call options are used by the Company to hedge cash flow risk on certain of its variable rate long-term debt and fixed rate foreign denominated debt. The gains (losses) on these instruments are recognized in the consolidated statements of income when the hedged item affects earnings. The Company assesses the effectiveness of the hedging relationship at the inception of such relationship and on a periodic basis thereafter to support the assessment that the relationship is and will continue to be effective and to determine whether hedge accounting remains appropriate. If the Company terminates its designation of a hedging relationship or a hedging relationship ceases to be effective, hedge accounting is not applied to gains, losses, revenues or expenses arising subsequently. However, the hedge accounting applied to the hedging relationship in prior periods is not reversed. Any gains, losses, revenues or expenses deferred previously as a result of applying hedge accounting continue to be carried forward for subsequent recognition in income in the same period as the corresponding gains, losses, revenues or expenses associated with the hedged item.

Employee Stock-based Compensation

Compensation expense for options granted under the Company's stock option plan and restricted share units ("RSUs") granted under the Company's RSU plan subsequent to January 1, 2003 is recognized when stock options and RSUs are issued to employees and directors with no cash settlement features. Such stock-based compensation expense and pro-forma disclosure of the stock-based compensation expense for all options and RSUs issued under the Company's option and RSU plans is determined using the fair value method. The fair value of the stock options is determined using the Black-Scholes Option Pricing Model and the fair value of RSUs is determined to be the equivalent of the Company's common shares' trading price on the date of grant. The fair value of options and RSUs granted is amortized over the vesting period of such options and RSUs. Any consideration paid by employees on exercise of stock options together with the related portion previously credited to additional paid-in capital when compensation costs were charged against income is credited to share capital. When RSUs vest, any related portion of compensation expense previously credited to additional paid-in capital when compensation costs were charged against income is also credited to share capital. [See Notes 3 and 7].

3. CHANGE IN CANADIAN ACCOUNTING POLICIES

Employee Stock-based Compensation

As a result of amendments made in October 2003 to the provisions of the CICA Handbook Section 3870; effective January 1, 2003, the Company changed its method of accounting for employee stock-based compensation and adopted the fair value based method of accounting for all its stock-based compensation. The Company decided to adopt these changes using the prospective application transitional alternative in accordance with the transitional provisions of CICA Handbook Section 3870 and SFAS No. 148. Accordingly, the fair value based method is applied to awards granted, modified or settled on or after January 1, 2003. Prior to the adoption of the fair value based method, the Company, as permitted by Section 3870, had chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees.

The compensation cost charged against income for the plan was $12.6 million for the year ended December 31, 2004 [$0.3 million in 2003] and this amount is included with selling, general and administrative expenses. The counterpart has been recorded as additional paid-in-capital.

3. CHANGE IN CANADIAN ACCOUNTING POLICIES (CONT'D)

The compensation cost was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	5%
Dividend yield	Nil
Expected volatility	50%
Expected life	3 to 5 years

The prospective method omits the effects of awards granted, modified or settled before January 1, 2003. As required by Section 3870, the Company provides pro-forma disclosure of the compensation costs based on the fair value method for all awards granted under the employee stock option plan [see Note 7].

Asset Retirement Obligations

Effective January 1, 2004, the Canadian Institute of Chartered Accountants issued the standard set forth in Section 3110 of the Handbook entitled Asset Retirement Obligations, which harmonizes Canadian GAAP with U.S. Financial Accounting Standards Board's Statement No. 143, Accounting for Asset Retirement Obligations. The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. The asset retirement cost is capitalized as part of the related asset and is amortized into earnings over time. Over time, the corresponding liability is increased each period to reflect an accretion element considered in its initial measurement at fair value and reduced as related payments are made.

Under its site leases, the Company is generally committed to returning each site to its original state. In 2003, in an effort to be in conformity with SFAS 143, the Company determined its obligation for asset retirement in accordance with Section 3110 not to be significant and did not adjust its opening deficit because the amount was not material and was compensated by charges made under the prior accounting policy which was to expense such costs as incurred. In order to calculate a provision for asset retirement obligations, the Company used the following significant assumptions: the Company expects that most of its lease sites will be renewed at their expiry consistent with its history of lease renewals; the Company expects that approximately 1% of its sites per year will have to be changed based on operational needs or vocation changes and as a result, the Company will have to return these sites to their original state; remediation costs that are indicative of what third party vendors would charge the Company to remediate the sites; and credit adjusted risk-free rates that approximate the Company's incremental borrowing rates. On a periodic basis management reassess its obligations for asset retirement and, as at December 31, 2004, determined that its recorded asset retirement obligation remained not significant. The Company accounts for changes in its estimated asset retirement obligations from January 1, 2003, the date on which we applied Section 3110, on a prospective basis. The Company will continue to evaluate on a periodic basis whether the estimated asset retirement obligations and related financial statement amounts continue to be reasonably stated.

4. INVESTMENTS AND OTHER ASSETS

As at December 31,	2004	2003
Share of assets of Hexacom	–	14,056
Funds held in trust	–	6,784
Other	2,634	1,010
	2,634	21,850

4. INVESTMENTS AND OTHER ASSETS (CONT'D)

[a] Investments and Other Assets

Share of Assets of Hexacom

On November 20, 2003, the Company acquired 70.3% of the outstanding shares of TIW Asia N.V., for 659,577 shares of the Company having a value of $4.7 million increasing its interest in TIW Asia N.V., whose only significant asset consisted of Hexacom India Limited ("Hexacom") to 99.9%. This transaction was accounted for using the purchase method and resulted in goodwill of $0.1 million.

In connection with the Company's acquisition of 70.3% of the outstanding shares of TIW Asia N.V., described above in exchange for 659,577 shares of the Company, affiliates of a significant shareholder who were holders of shares of TIW Asia N.V., received their proportionate share of the consideration given which was 222,204 shares of the Company having an aggregate value of $1.6 million.

In December 2003, the Company accepted a binding offer to sell its 27.5% direct equity interest in Hexacom India Limited ["Hexacom"] for proceeds of $22.5 million. The Company provided its co-shareholders in Hexacom with the required notices to trigger certain rights of first refusal provided for in the Hexacom Shareholders' Agreement. During the first quarter of 2004, the Company's co-shareholders exercised their right of first refusal and paid the $22.5 million purchase price as stipulated in the December 12, 2003 binding offer. As a result, the company realized a gain on disposal of its investment in Hexacom of $11.7 million net of costs of $0.8 million in the year ended December 31, 2004.

Funds Held in Trust

On December 24, 2001, the Company transferred $5.5 million to a trust for the contingent payments under an incentive retention plan for its key employees and this amount was included with investments and other assets. As at December 31, 2003, the trust's assets consisted of $3.4 million of marketable securities and $3.3 million of prepaid contingent employee taxes. On December 31, 2003, the Company gave notice to the trustee to terminate the trust and consequently, the trust's cash and cash equivalents reverted to the Company in January 2004 and the prepaid contingent taxes were received in July 2004.

[b] Investments and Divestitures

ClearWave

On June 30, 2002, the remaining Units outstanding after the recapitalization described in Note 8, expired and the Company's equity ownership in ClearWave which was previously 100% for accounting purposes decreased to 85.6%.

On June 30, 2003, as a result of the cash received from the issuance of senior notes by MobiFon Holdings [see Note 6], ClearWave made distributions for an aggregate amount of $142.1 million of which $20.5 million was paid to non-controlling interests.

On November 5, 2003, the Company acquired 1,009,300 Class A subordinate voting shares of ClearWave in exchange for the issuance of 1,374,666 common shares of the Company having a value of $10.3 million. The 1,009,300 ClearWave Class A shares acquired represent a 1.2% equity interest and a 0.4% voting interest in ClearWave and increased the Company's equity and voting interest in ClearWave from 85.6% and 94.9% respectively, to 86.8% and 95.3% respectively. The acquisition was accounted for using the purchase method.

In March 2004, the Company acquired 10,942,625 class A subordinate voting shares of ClearWave from two institutional shareholders, for an aggregate consideration of $139.9 million, consisting of 10,874,731 common shares of the Company and $35.7 million in cash. The aggregate consideration also included costs of which $0.8 million was paid to an affiliate of the employer of a board member. On May 25, 2004, ClearWave launched an offer to all remaining holders of its outstanding 186,560 class A Subordinate Voting Shares ("ClearWave Shares") to purchase the ClearWave Shares they held for Cdn$16.64 [$12.48] in cash per share. As of December 31, 2004,

4. INVESTMENTS AND OTHER ASSETS (CONT'D)

177,351 of the ClearWave Shares were tendered under the offer for aggregate consideration of $2.2 million. The ClearWave Shares acquired through these transactions represents a 13.0% equity interest and a 4.6% voting interest in ClearWave and as a result, the Company's direct and indirect equity and voting interest in ClearWave increased to 99.99% and 100.0%, respectively. These acquisitions were accounted for using the purchase method.

MobiFon

During 2002, as a result of dividends declared and paid by MobiFon, $10.1 million was paid to non-controlling interests. In October 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares up to June 30, 2003 in order to realize their pro-rata share of this distribution. Distributions of $25.4 million were made in the last quarter of 2002 of which $0.7 million was paid to non-controlling interests. During 2003, the remaining shareholders tendered their shares and $13.4 million relating to such tender was distributed.

In March 2003, the Company sold a 5.9% equity interest in MobiFon to EEIF Melville B.V., and certain of its affiliates, together referred to as EEIF, for aggregate cash consideration of $42.5 million. EEIF was an unrelated party to the Company and although, as described below, the Company repurchased this interest from EEIF in March 2004 it was neither the Company's intent nor its unilateral right to reacquire this interest. Accordingly, after deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction, non-controlling interests was increased by $15.8 million and goodwill and licenses were reduced by $4.4 million and $1.5 million, respectively.

In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion ($59.1 million) of which $25.6 million was paid to minority shareholders and in July 2003, the shareholders of MobiFon approved distributions of Lei 1,188 trillion ($35.7 million) by means of a par value reduction; this was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders.

On March 17, 2004, the Company reacquired from EEIF the 5.9% of MobiFon sold in 2003 in exchange for the issuance of 12,971,119 common shares of the Company. Pursuant to the terms of the sale, the selling shareholder had the right to receive 5.9% of the dividends paid in 2004 by MobiFon relating to MobiFon's 2003 earnings up to an aggregate maximum of $5.2 million which was fully paid as of December 31, 2004. The aggregate purchase price for the MobiFon interest acquired was $143.9 million including fees of which $1.5 million was paid to an affiliate of the employer of a board member. This acquisition was accounted for using the purchase method.

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138.0 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon's senior loan agreements. In April, July and October 2004, an aggregate of $39.8 million of such dividends were distributed to non-controlling interests. As at December 31, 2004, the amount payable to non-controlling interests based on the conditions of such loan agreements, was $3.2 million and is included with current liabilities.

On September 15, 2004, the Company acquired 15.46% of MobiFon from certain minority shareholders for a combination of cash and common shares of the Company. One of our significant shareholders had an ultimate equity interest of 28.2% in one of the selling minority shareholders from whom we acquired 14.4% of MobiFon.

Under the terms of the agreement, the Company acquired in aggregate 25,185,168 shares of MobiFon in exchange for 28,358,499 common shares of the Company and an additional 4,203,310 shares of MobiFon for $36.6 million in cash. Pursuant to the terms of the sale, the selling shareholders had the right to receive up to Lei 260.2 billion ($7.9 million) of the dividends declared in March 2004 of which $5.7 million was paid as of December 31, 2004. As a result, the Company increased its ultimate equity interest in MobiFon from 63.5% to 79.0%. The aggregate purchase price amounted to $298.5 million including transaction expenses of which $3.2 million was paid to an affiliate of the employer of a board member. This transaction was accounted for using the purchase method.

4. INVESTMENTS AND OTHER ASSETS (CONT'D)

Oskar Mobil [see Note 18]

Following the capital calls of Oskar Mobil, in 2001 and 2002, in which the shareholders other than the Company's subsidiary did not participate, the equity interest of Oskar Holdings in Oskar Mobil, increased from 94.1% to 95.5% at December 31, 2001 and further increased to 96.3% on January 17, 2003 as a result of the registration of the shares issued pursuant to the December 2001 and March and June 2002 calls. No goodwill resulted from these transactions.

In July 2003, the shareholders of Oskar Holdings made additional equity contributions totaling €22.0 million ($24.9 million) of which €16.7 million ($18.9 million) was made by non-controlling interests.

On October 6, 2003, a minority shareholder of Oskar Mobil gave notice of its intention to exercise its option to sell its 3.62% share in Oskar Mobil to Oskar Holdings at a price of approximately 600 million Czech Koruna for which the Company entered into a foreign exchange hedge fixing the future cash obligation at $22.0 million. Oskar Holdings financed the acquisition during the first quarter of 2004 via shareholder contributions totaling $22.0 million of which $16.7 million was made by minority shareholders. The acquisition was accounted for using the purchase method as of the date of the exercise of the put option in October 2003.

As part of the March 17, 2004 acquisition of shares in MobiFon, the selling minority shareholder of MobiFon who also had a minority position in Oskar Holdings N.V., sold to the Company a 2.9% equity interest in Oskar Holdings for a cash consideration that the selling shareholder agreed to reinvest into 1,650,595 additional common shares of the Company. The aggregate purchase price for the Oskar Holdings interest acquired was $17.7 million. This transaction was accounted for using the purchase method.

Purchase Price Allocation of Acquisitions of Minority Shareholders' Interests in Subsidiaries

The acquisitions of 5.9% and 15.46% of MobiFon on March 17, 2004 and September 15, 2004, respectively, the acquisitions of 3.62% and 2.9% of Oskar Holdings on October 6, 2003 and March 17, 2004, respectively, and the acquisition of 1.2% of ClearWave acquired on November 15, 2003 and 13% of ClearWave acquired from March 2004 through September 2004, were accounted for using the purchase method whereby their aggregate consideration of $634.4 million was allocated to the fair value of the assets acquired and liabilities assumed based on management's best estimates.

The Company's existing interests in ClearWave, MobiFon and Oskar Mobil, prior to these acquisitions, were reflected in its consolidated financial statements on a consolidated basis. The aggregate purchase price for the above transactions exceeded the carrying value of net assets acquired by $545.2 million. Such excess has been preliminarily allocated as follows which includes the reallocation of the excess of the purchase price over the net assets acquired related to the above 2003 transactions:

	Romania Cellular	Czech Republic Cellular	Corporate and Other	Total
Decrement of property, plant and equipment	(24,500)	(7,900)	–	(32,400)
Increment of subscriber relationships	43,100	1,700	–	44,800
Increment of long-term debt	–	–	(5,822)	(5,822)
Related deferred tax	(6,417)	–	2,009	(4,408)
Goodwill	501,862	41,155	–	543,017
	514,045	34,955	(3,813)	545,187

The increment of long-term debt is being amortized over the term of the debt.

5. PROPERTY, PLANT AND EQUIPMENT, LICENSES AND SUBSCRIBER RELATIONSHIPS

As at December 31, 2004	Cost	Accumulated Depreciation	Net Carrying Value
Property, plant and equipment			
Network equipment	1,657,298	653,097	1,004,201
Buildings and leasehold improvements	29,031	12,443	16,588
Computer equipment and software	290,297	192,265	98,032
Other equipment	32,378	21,810	10,568
Construction in progress	32,472	–	32,472
	2,041,476	879,615	1,161,861
Licenses	152,102	66,596	85,506
Subscriber relationships	44,800	5,315	39,485

As at December 31, 2003			
Property, plant and equipment			
Network equipment	1,400,205	456,276	943,929
Buildings and leasehold improvements	34,903	11,579	23,324
Computer equipment and software	244,254	149,866	94,388
Other equipment	29,515	19,865	9,650
Construction in progress	30,766	–	30,766
	1,739,643	637,586	1,102,057
Licenses	145,627	55,987	89,640

Depreciation and amortization includes asset writedowns amounting to $10.1 million ($6.7 million in 2003) for property, plant and equipment, the majority of which have already been removed from service.

6. FINANCING ARRANGEMENTS

Short-term Credit Facilities

As at December 31, 2004, MobiFon and Oskar Mobil have available operating credit facilities totaling $20.0 million and €9.0 million [$12.3 million] respectively. The €9.0 million facilities in Oskar Mobil consist of a €4.0 million facility and a €5.0 million facility. The €4.0 million facility bears interest at a rate of EURIBOR, PRIBOR or LIBOR plus 0.6% per annum for EURO, Koruna and U.S. dollar drawings, respectively. The €5.0 million facility bears interest at a rate of EURIBOR or PRIBOR plus 0.95% per annum for EURO and Koruna drawings respectively, however it is not available for drawing until certain conditions are fulfilled.

MobiFon has two uncommitted operating credit facilities totaling $20.0 million, $10.0 million each. The first $10.0 million overdraft facility which also permits the issuance of letters of guarantee to third parties can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank's cost of funds plus 5.0% per annum. The second $10.0 million facility is repayable on demand and bears interest at the rate of the lender's U.S. dollar prime rate plus 3.5% per annum.

As at December 31, 2004 and December 31, 2003, there were no outstanding borrowings under any of the facilities however bank guarantees of $3.1 million have been issued by MobiFon under these facilities.

In 2002 and 2003, the Company made interest and fee payments of $5.5 million and $1.2 million, respectively, on its Corporate credit facility to affiliates of two of the Company's significant shareholders who had extended an aggregate of 57% of the loans outstanding under this facility. The facility was fully repaid in 2003.

6. FINANCING ARRANGEMENTS (CONT'D)

Long-Term Debt

As at December 31	2004	2003
Corporate		
MobiFon Holdings, 12.5% Senior Notes, including fair value adjustments of $5.1 million (nil in 2003) and net of unamortized discount of $4.5 million as at December 31, 2004 [$4.9 million as at December 31, 2003]	223,389	220,057
Equity subordinated debentures due December 31, 2006 [Note 8]	1,029	953
Other	–	530
	224,418	221,540
MobiFon		
Syndicated senior credit facility	270,000	300,000
Sale and lease back financing	–	12,700
	270,000	312,700
Oskar Mobil		
New syndicated senior credit facility		
Tranche "A" [€24.0 million and Koruna 3.0 billion]	167,733	–
Tranche "B" [Koruna 0.9 billion]	42,200	–
Senior Notes [€325.0 million]	442,709	–
Syndicated senior credit facility		
Tranche "A" [€269.1 million and Koruna 3.8 billion]	–	486,593
Tranche "B" [€26.6 million and Koruna 1.7 billion]	–	100,578
	652,642	587,171
	1,147,060	1,121,411
Less current portion	45,000	61,677
	1,102,060	1,059,734

MobiFon Holdings – 12.5% Senior Notes

On June 27, 2003, MobiFon Holdings issued $225 million of 12.5% Senior Notes ["Notes"] by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds to MobiFon Holdings from the offering, after deducting issuance expenses of $9.8 million, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders, which has been reflected as short-term restricted investments on the balance sheet, and $182.5 million was distributed to ClearWave. The short-term investment consists of term deposits and highly liquid debt instruments purchased with a maturity of less than six months. As at December 31, 2004, the debt service reserve was $27.8 million representing approximately two interest payments and the interest rate on the short-term investments held in the reserve account is 1.43%.

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate of 12.5% per annum commencing on June 27, 2003 and is payable in cash semi-annually in arrears on each January 31 and July 31. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the MobiFon Holdings' future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holdings' existing and future unsecured senior indebtedness. Within 30 days after July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The Notes will be callable at the option of the Company after July 31, 2007, at decreasing redemption prices starting at 106.25% of the principal amount of the Notes. The indenture governing the Notes, contains customary restrictive covenants which among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional

6. FINANCING ARRANGEMENTS (CONT'D)

debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon nor to reduce its ownership in MobiFon to below 50.1%.

On November 17, 2003, the Notes were exchanged for substantially identical Notes registered under the United States Securities Act.

In August 2004, in accordance with the terms of the Notes, the Company made an offer to acquire up to $15.6 million in principal of the notes at a purchase price equal to the principal amount of the Notes plus accrued and unpaid interest. In connection with this offering, the Company repurchased $2.3 million in principal of the Notes in September 2004. As a result, the Company recognized an additional financing charge of $0.1 million representing the proportionate share of the unamortized issuance discount as well as acceleration in the amortization of related deferred financing costs. In future periods, the Company will account for the additional financial charges representing the proportionate share of the unamortized issuance discount as well as acceleration in the amortization of related deferred financing costs, based on the principal amount tenderable over the total debt outstanding, when such future tenders are likely to occur.

MobiFon – Syndicated Senior Credit Facility

On August 27, 2002, MobiFon closed a $300 million syndicated senior credit facility. This new facility is composed of two tranches. Tranche 1 consists of a long-term loan of $238 million, fully drawn as at December 31, 2002, for which the proceeds were used to repay the interest and principal balance of loans outstanding under previous long-term facilities. A loss on extinguishment of debt of $10.1 million was recognized in 2002 on early payment which consisted of penalties and fees totaling $5.0 million and $5.1 million of unamortized deferred financing costs. The facility was fully drawn by December 31, 2003 and the loans outstanding are repayable in quarterly installments which commenced in January 2004 and continue through maturity in October 2008. The interest rate ranges from LIBOR plus 2.5% to LIBOR plus 4.0% depending on certain financial ratios. As of December 31, 2004, the interest rate was LIBOR plus 3.0%. As permitted by the loan agreement, the LIBOR portion of the interest rates on $89.4 million [$99.4 million in 2003] has been fixed at rates ranging from 3.20% to 3.64%.

The term of the facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. Under a unanimous security agreement, the shareholders of MobiFon have encumbered their shares by way of pledge in favor of MobiFon's lenders. The facility is also secured by substantially all of the assets of MobiFon.

MobiFon entered into interest rate swap arrangements on notional principal amounts of $90 million [$100 million in 2003] and $27 million [$30 million in 2003] whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate applicable to the outstanding loans as of December 31, 2004 is 6.77% [6.63% in 2003].

MobiFon Sale and Leaseback Financing

On January 30, 2004, MobiFon sold for $2.9 million its option to buy the shares of a company whose only asset consisted of a building which was the object of a sale and leaseback financing and accounted for as a capital lease with a net book value of $10.9 million included in buildings and leasehold improvements and a related obligation under capital lease of $12.7 million as at December 31, 2003. In addition, MobiFon concluded an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement became effective on July 4, 2004 and MobiFon has the option to renew the lease for an additional 6 years.

6. FINANCING ARRANGEMENTS (CONT'D)

The gain from the sale of the option and the gain originating from the difference in the carrying value of the assets and obligations under the capital lease, which aggregate to $4.7 million, have been deferred and are being amortized as a reduction of rental expenses over the terms of the new lease.

Oskar Mobil – Syndicated Senior Credit Facilities and Senior Notes

On October 13, 2004, Oskar Mobil issued, in a private placement, €325 million [$442.6 million] Senior Notes ("Oskar Notes") due October 15, 2011. Oskar Mobil has also entered into a credit agreement for a €250 million [$340.4 million] equivalent senior credit facility (the "New Senior Credit Facility") on the same date.

The Oskar Notes bear interest at 7.5% which is payable semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2005. The net proceeds were approximately €313.1 million [$384.2 million], after deducting underwriting discounts and other related expenses. The Oskar Notes will be callable at the option of the Company after October 2008 at decreasing redemption prices starting at 103.75% of the principal amount of the Oskar Notes.

The New Senior Credit Facility consists of a 5.0 billion Czech Koruna and €40.0 million (approximately $279.5 million in aggregate) five year amortizing Tranche A maturing in 2009, and amortizing in quarterly instalments from March 2007 through maturity in October 2009 and a 1.6 billion Czech Koruna (approximately $70.3 million) six year Tranche B repayable in full at maturity in October 2010. Both tranches bear interest at EURIBOR or PRIBOR, depending on the currency of the borrowings, plus an applicable margin of 187.5 basis points for Tranche A and 200.0 basis points for Tranche B, subject to adjustment based on Oskar Holdings' financial performance. The New Senior Credit Facility is available for drawing, on a revolving basis, until October 2006.

The indebtedness under the New Senior Credit Facility ranks pari passu with the Oskar Notes as to security. The New Senior Credit Facility and the Oskar Notes both are senior secured obligations of Oskar Mobil and both are guaranteed on a senior secured basis by Oskar Holdings and Oskar Finance B.V. ("Oskar Finance") a newly created holding company incorporated under the laws of The Netherlands which holds the Oskar Holdings interest in Oskar Mobil. The obligations of Oskar Mobil, Oskar Holdings and Oskar Finance under the Oskar Notes and the guarantees are secured by substantially all of their respective assets.

An affiliate of a significant shareholder of the Company was an initial purchaser of the Oskar Notes and provided an underwriting commitment and acted as a mandated lead arranger and book-runner for the New Senior Credit Facility. Aggregate fees and initial purchasers' discount of €7.9 million ($9.7 million) were paid to this related party prior to any reallocation of fees to credit facility syndicate members. This related party also provides a €15.0 million ($20.4 million) commitment under Tranche A of the facility.

Concurrent with the issuance of the Oskar Notes, Oskar Mobil proceeded with an initial draw of 4.0 billion Czech Koruna and €24 million from Tranches A and B of its New Senior Credit Facility, representing approximately $184.0 million at the draw date.

The net proceeds from the issuance of €325 million of the Oskar Notes, together with the net proceeds from the initial drawdown under the New Senior Credit Facility of 4.0 billion Czech Koruna and €24 million, were approximately $560.7 million, after deducting underwriting discounts and other related expenses of $21.9 million. The Company used the net proceeds along with cash on hand, to repay in full and cancel the existing Oskar Mobil senior credit facility in the amounts of 5.4 billion Czech Koruna and €290.6 million (in aggregate $567.1 million) and to terminate certain currency and interest rate hedging agreements. As a result of the retirement of the current facility and the unwinding of the related hedging agreements, the Company recognized a loss on early extinguishment of debt and related hedges of approximately $25.7 million during the fourth quarter consisting of $17.3 million of the then unrealized loss of such hedging contracts and $8.4 million of unamortized deferred financing costs. In connection with the unwinding of existing hedges an amount of €29.0 million ($35.6 million), consisting of the fair value of the unwound hedges, was paid to counterparts including €13.1 million ($16.1 million) to an affiliate of a significant shareholder of the Company.

6. FINANCING ARRANGEMENTS (CONT'D)

In connection with the new financing, on October 13, 2004, the Company entered into currency hedge agreements to manage the currency exposure related to the Oskar Notes which represent significantly all of its aggregate Euro exposure. Specifically, the Company entered into cross currency swaps for a notional principal amount of €325 million maturing in April 2009 which establish a fixed exchange rate of 31.625 Czech Koruna to one Euro and a fixed interest rate of 8.52%. An affiliate of a significant shareholder of the Company and of Oskar Holdings was a counterpart for €162.5 million of notional principal amount of those new swap agreements. Furthermore, to manage exposure to interest rate risk through drawings on its New Senior Credit Facility, Oskar Mobil entered into interest rate swap agreements for a notional amount of 2.4 billion Czech Koruna [$107.3 million] which fixed the interest rate, excluding applicable margins on this portion at 3.83%.

In addition to the aforementioned unwind payment, the Company paid an aggregate amount of $5.0 million in payments ($7.5 million in 2003 and $4.5 million in 2002) under interest rate swap, foreign exchange and other hedging arrangements to an affiliate of a significant shareholder of the Company.

This significant shareholder's affiliate, who was also a party to Oskar Mobil's senior credit facility that was repaid in October 2004, received interest and fees of approximately $1.9 million, $1.4 million and $1.5 million in the years 2002, 2003 and 2004, respectively.

The risk of non-performance by counter-parties to the swap and option agreements in MobiFon and Oskar Mobil are low, as the agreements have been concluded with large, credit worthy financial institutions. Derivative financial instruments' positions amount to $14.6 million and $6.6 million as at December 31, 2004 and 2003, respectively, and are included with other non current liabilities.

Minimum annual principal repayments of long-term debt during the next five years as at December 31, 2004 are as follows:

	$
2005	45,000
2006	61,029
2007	102,955
2008	145,911
2009	83,866

Covenants

Under the debt agreements and credit facilities described above, the Company is committed to respect certain financial covenants including debt to operating cash flows and certain restrictive covenants including limitations on the ability to incur indebtedness, pay dividends, use proceeds from sale of assets, make certain other payments, create liens, sell assets and engage in mergers. As at December 31, 2004 the Company was in compliance with all such financial covenants.

7. SHARE CAPITAL, WARRANTS AND ADDITIONAL PAID-IN CAPITAL

Authorized

An unlimited number of Common Shares; each Common Share carries the right to cast one vote. An unlimited number of non-voting Preferred Shares, issuable in series with rights and conditions as may be determined by the Board of Directors. Series 1 Preferred Shares are non-voting, convertible into Common Shares at the holder's option on a five-for-one basis and rank pari-passu with the Common Shares.

In connection with its Recapitalization [See Note 8], on February 5, 2002, all of the previously outstanding multiple voting shares issued were converted 1:1 into Common Shares and on May 17, 2002, the Articles of Incorporation of the Company were amended to eliminate the multiple voting shares from the Company's authorized share capital.

7. SHARE CAPITAL, WARRANTS AND ADDITIONAL PAID-IN CAPITAL (CONT'D)

On June 23, 2003, the Company's shareholders adopted a special resolution approving a consolidation of the Company's Common Shares on the basis of one post-consolidated share for five pre-consolidated shares. As a result, the exchange ratio of the then outstanding Preferred Shares, 7% Equity Subordinate Debentures, and the number and exercise price of all stock options issued under the stock option plan have also been adjusted to reflect the consolidation. All share and per share amounts as well as terms and conditions of debt and equity instruments included in the consolidated financial statements have been adjusted to reflect the share consolidation.

Issued

		SHARE CAPITAL					
	Series 1 Preferred Shares		Multiple Voting Shares		Common Shares		Total
	Number	$	Number	$	Number	$	$
Balance as at December 31, 2001	–	–	163,492	18,115	3,101,940	678,839	696,954
Recapitalization [Note 8]	35,000,000	21,438	(163,492)	(18,115)	90,332,430	356,318	359,641
Balance as at December 31, 2002	35,000,000	21,438	–	–	93,434,370	1,035,157	1,056,595
Issuance of shares for ClearWave acquisition [Note 4]	–	–	–	–	1,374,666	10,310	10,310
Issuances of shares for TIW Asia acquisition [Note 4]	–	–	–	–	659,577	4,674	4,674
Issuance of shares on exercise of options, for cash	–	–	–	–	2,566,574	9,498	9,498
Balance as at December 31, 2003	35,000,000	21,438	–	–	98,035,187	1,059,639	1,081,077
Primary offering including over allotment, for cash	–	–	–	–	8,050,000	72,156	72,156
Conversion of preferred shares	(35,000,000)	(21,438)	–	–	7,000,000	21,438	–
Issuances of shares on exercise of options, for cash of $5.9 million and vesting of RSUs	–	–	–	–	2,253,022	8,722	8,722
Issuance of shares for acquisitions [Note 4]:			–	–			
ClearWave	–	–	–	–	10,874,731	103,310	103,310
Oskar Holdings	–	–	–	–	1,650,595	17,447	17,447
MobiFon	–	–	–	–	41,329,618	387,454	387,454
Balance as at December 31, 2004	–	–	–	–	169,193,153	1,670,166	1,670,166

7. SHARE CAPITAL, WARRANTS AND ADDITIONAL PAID-IN CAPITAL (CONT'D)

On March 25, 2004, the Company issued 7 million common shares at $9.50 per share from treasury for gross proceeds of $66.5 million. The net proceeds of the offering were $62.7 million after deducting underwriting fees and other expenses. On March 31, 2004, the underwriters of the offering exercised the over-allotment option that they had been awarded to purchase an additional 1,050,000 million common shares of TIW at a price of $9.50 per share from treasury. The over-allotment option closed on April 5, 2004 resulting in net proceeds to the Company from the exercise of this over-allotment option of $9.5 million. Of the aggregate fees paid, $1.0 million was paid to an affiliate of a significant shareholder and $0.5 million to an affiliate of the employer of a board member. On March 25, 2004, the 35,000,000 issued and outstanding preferred shares were converted into 7,000,000 common shares. This conversion has been accounted for at the carrying value of the preferred shares.

| | WARRANTS AND ADDITIONAL PAID-IN CAPITAL | | | | |
| | Special Warrants | | 2002/2003 Warrants | | Additional Paid-in Capital |
	Number	$	Number	$	$
Balance as at December 31, 2001	4,900,000	14,502	–		–
Recapitalization [Note 8]	(4,900,000)	(14,502)	6,898,197	2,231	243,958
Expiry of 2002 Warrants	–	–	(3,734,346)	(917)	917
Balance as at December 31, 2002	–		3,163,851	1,314	244,875
Expiry of 2003 Warrants	–		(3,163,851)	(1,314)	1,314
Stock-based compensation expense	–		–	–	308
Balance as at December 31, 2003	–		–	–	246,497
Stock-based compensation expense	–		–	–	12,646
Exercise of stock options and vesting of RSUs	–	–	–	–	(2,798)
Balance as at December 31, 2004	–	–	–	–	256,345

Stock Option Plan and Restricted Share Unit Plan for Senior Executives, Key Employees and Directors

The Company has a stock option plan [the "Plan"], to issue up to 10 million Common Shares at an exercise price not less than the market price on the date of grant. Unless otherwise decided by the Board of Directors essentially all of the options granted under the Plan may be exercised within a maximum period of five years following the date of grant, as follows: (i) on or after the first anniversary of the date of grant as to one-third of the optioned shares or any part thereof; (ii) on or after the second anniversary of the date of grant as to an additional one-third of the optioned shares or any part thereof; and (iii) on or after the third anniversary of the date of grant, as to the remaining third of the optioned shares or any part thereof. Options become 100% vested upon a change of control of the Company. Where deemed appropriate, the Board of Directors of the Company has the discretion to use a different vesting schedule. Option grants made in 2004 had a weighted average grant date fair value of $11.43 per option.

On February 24, 2004, the Board of Directors authorized the creation of a Restricted Share Unit Plan ("RSU Plan") subject to regulatory and shareholders' approvals, which were obtained in the second quarter of 2004. Under the RSU Plan, restricted share units ("RSUs") are granted to designated directors (other than those who are employees or consultants of the principal shareholders of the Company), officers and employees.

The RSUs are phantom shares that rise and fall in value based on the value of the Company's Common Shares and are redeemed for actual Common Shares on the vesting dates. The RSUs typically vest after the first anniversary of the date of grant as to one-third, after the second anniversary as to an additional one-third and after the third anniversary as to the remaining one-third but become 100% vested upon a change of control of the Company. Where deemed appropriate, the Board has the discretion to use a different vesting schedule. The total number of

7. SHARE CAPITAL, WARRANTS AND ADDITIONAL PAID-IN CAPITAL (CONT'D)

RSUs issuable under the plan is 6,250,000. The amortization of the fair value of the RSUs over their vesting period is included in the determination of the Company's stock-based compensation described in Note 3. The fair value of the RSUs has been determined to be the equivalent of the share price on the date of their grant. The weighted average of the grant date fair value of RSUs granted was $10.17. [See Note 18].

A summary of the status of the changes in the stock options and RSUs outstanding, including 120,000 RSUs granted in 2004 in exchange for the cancellation of 333,334 options which were determined to have the same fair value for purposes of the determination of stock-based compensation, are as follows:

| | Options to Purchase Common Shares | | RSUs |
	Number	Weighted Average Exercise Price	Number
Outstanding, December 31, 2000	129,647	371.82	–
Granted	20,956	91.89	–
Forfeited	(53,944)	311.71	–
Outstanding, December 31, 2001	96,659	326.23	–
Granted	9,414,005	4.11	–
Forfeited	(20,739)	288.08	–
Outstanding, December 31, 2002	9,489,925	7.16	–
Granted	3,350,400	8.01	–
Exercised	(2,566,574)	3.67	–
Forfeited	(3,280,370)	14.17	–
Outstanding, December 31, 2003	6,993,381	5.36	–
Granted	221,400	11.43	1,148,547
Exercised/Redeemed for RSUs	(1,975,535)	3.03	(277,487)
Forfeited	(417,561)	7.30	(989)
Outstanding, December 31, 2004	4,821,685	6.42	870,071

The following table summarizes information about stock options outstanding as at December 31, 2004:

| Range of Exercise Price | Options Outstanding | | | Options Exercisable | |
	Number Outstanding as at December 31, 2004	Weighted Average Contractual Life	Weighted Average Exercise Price	Number Exercisable as at December 31, 2004	Weighted Average Exercise Price
1.81 to 3.94	1,224,437	2.75	2.15	515,813	2.15
3.95 to 5.99	429,850	1.85	4.00	364,850	4.01
6.00 to 8.12	1,938	1.42	6.01	1,938	6.01
8.13 to 9.23	2,943,516	1.99	8.13	1,157,247	8.13
9.24 to 11.57	17,600	4.46	10.13	–	–
11.58 to 12.00	203,800	3.00	11.58	–	–
12.01 and above	544	2.89	252.14	544	252.14
	4,821,685	2.22	6.42	2,040,392	5.95

Prior to January 1, 2003, had compensation cost been determined using the fair value based method at the date of grant for awards granted under the Employee Stock Option Plan, the Company's pro-forma net income (loss), earnings (loss) per share and diluted earnings (loss) per share would have been as presented in the table below and includes recapture of prior periods compensation expense due to the forfeiture of options by employees.

7. SHARE CAPITAL, WARRANTS AND ADDITIONAL PAID-IN CAPITAL (CONT'D)

	2004	2003	2002
Pro-forma net income (loss)	54,243	24,111	(131,463)
Pro-forma earnings (loss) per share:			
Basic	0.38	0.23	(1.47)
Diluted	0.37	0.23	(1.47)

These pro-forma amounts include a compensation cost calculated using the Black-Scholes option pricing model with the following assumptions for options granted prior to 2003.

	2002	2001
Risk-free interest rate	8.52%	6.00%
Dividend yield	Nil	Nil
Expected volatility	44.8%	40.0%
Expected life	4.0 years	5.0 years

8. RECAPITALIZATION, CONVERTIBLE DEBENTURES AND UNITS

Between December 15, 2001 and March 13, 2002, the Company completed several transactions contemplated by an agreement between Telesystem Ltd., then the Company's largest shareholder and certain of the Company's other stakeholders (the "Recapitalization").

7% Equity Subordinate Debentures

On February 5, 2002, the Company repurchased substantially all of its 7.00% Equity Subordinate Debentures ["ESD"] and amended the terms of these remaining outstanding.

A total of Cdn$150.0 million [$98.6 million] of ESDs due February 15, 2002 were originally issued on February 15, 1999 for net cash proceeds of $95.8 million. The debentures bore interest at the rate of 7% per annum payable semi-annually, in August and February of each year. Each debenture was convertible on maturity into Common Shares of the Company.

Pursuant to a purchase offer and consent request, the Company paid Cdn$6.8 million, issued 0.5 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$8.05 at any time before March 31, 2003, which expired unexercised, issued approximately 7.5 million Common Shares and approximately 0.7 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$8.05 at any time before September 30, 2002, which also expired unexercised, in exchange for substantially all of the EDSs. The difference in the carrying value of the ESDs acquired of $97.8 million and the fair value of the Common Shares [$30.2 million], Warrants [$0.4 million], and cash [$5.7 million] given totaling $36.3 million including expenses of $1.4 million, has been proportionately reflected as additional paid-in capital of $60.0 million and as a $1.5 million gain on redemption.

The Company amended the terms of the ESDs to, among other things, extend the maturity of the ESDs to December 2006, reduce the principal amount of each ESD from Cdn$1,000 to Cdn$250, provide for the right of the Company to convert the ESDs at maturity into Common Shares at a price equal to the greater of Cdn$5.00 and the then current market price of the Common Shares and provide for the optional conversion at maturity by holders of the ESDs into Common Shares at a price of Cdn$22.00. Consequently, the Company has amended and reduced the remaining outstanding principal of an aggregate of approximately Cdn$5.0 million in principal amount of ESDs to an aggregate of approximately Cdn$1.2 million [$1.0 million] in principal amount.

8. RECAPITALIZATION, CONVERTIBLE DEBENTURES AND UNITS (CONT'D)

7.75% Convertible Debentures

On March 8, 2000, the Company issued $300.0 million of 7.75% Convertible Debentures ("CDs") for net cash proceeds of $291.0 million. The CDs bore interest at the rate of 7.75% per annum payable semi-annually, commencing on September 9, 2000, at the option of the Company, in cash or securities including the repayment of principal at maturity.

On February 5, 2002, the Company converted all of the CDs and the accrued and unpaid interest of $11.6 million due September 2001, for 30.9 million Common Shares. The Company has also issued warrants to certain holders to purchase up to a total of 3 million Common Shares at $5.00 per share on or before September 30, 2002 which expired unexercised. The difference in value assigned to both the share issuance of $123.8 million and the fair value of warrants issued of $0.7 million and the carrying value of the CDs as at February 5, 2002, of $309.9 million, was recognized as additional paid-in-capital of $183.9 million, net of expenses of $2.5 million.

Units and Equity Financing

On February 14, 2001, the Company issued 43.8 million Units, including 16.8 million to Telesystem Ltd, for proceeds of Cdn$396.5 million [$260.4 million] before issue costs of Cdn$18.2 million [$11.9 million] pursuant to an offer for sale under a rights issue to holders of the Company's Multiple Voting and Common Shares.

Each Unit consisted of one Class A Subordinate Voting Share of ClearWave, and twenty five Units entitled the holder to acquire one Common Share of the Company for no additional consideration by tendering twenty five Units back to the Company at anytime on or prior to June 30, 2002 [the exchange option]. Holders of the Units were to be deemed to have exercised their exchange option if less than $100 million of the Units, based on the issuance price, had not been exercised [the "Deemed Conversion"]. On February 15, 2001, the Company issued 2.1 million additional Units in connection with the acquisition of shares of MobiFon, held by minority shareholders. The Units were accounted for initially as equity under Canadian GAAP as a result of the existence of the contingency as to the ultimate method of settlement, which was outside of the control of both the Company and the individual holders of such Units as a result of the existence of the Deemed Conversion.

In December 2001 through February 2002, the Company initiated an exchange offer to the holders of Units in advance of their expiration. The offer originally consisted of 1.092 Common Shares [5.46 pre share consolidation] of the Company for each Unit. Certain Unit holders' objected to the exchange offer due to the fact that certain significant Unit holders' had agreed to tender their Units into the offer such that Unit holders not tendering would likely be subject to the Deemed Conversion on the expiry of the Units in June 2002. As a result, a court judgement was issued on February 4, 2002 which resulted in the Units no longer being subject to the Deemed Conversion and the offer being amended to extend to Unit holders the right to tender one Unit for 1.092 Common Shares and the right to subscribe to shares and warrants on the same terms as those offered to other shareholders who made financing commitments under the Recapitalization. Accordingly, the offer was amended to provide Unit holders the right to exchange a Unit for 1.092 Common Shares and to subscribe, for additional consideration of Cdn$1.4857, to 0.305 Common Shares and 0.186 of a warrant, entitling the holder thereof to purchase one Common Share per 5 warrants at a price of Cdn$7.95 [Cnd$ 1.59 prior to the share consolidation].

On March 13, 2002, the Company converted all outstanding Special Warrants issued in connection with the Recapitalization into 35 million Series 1 Preferred Shares for no additional consideration.

In connection with the Company's above described exchange offer to the holders of its outstanding Units and the financing commitments under the Recapitalization, the Company reacquired 33.7 million Units and raised $51.7 million in gross proceeds of which $42.4 million was received in connection with the Units exchange offer. This new financing is in addition to the December 14, 2001 issuance of 4.9 million Special Warrants for net proceeds of $14.5 million. In consideration for this new financing and the payments of Units tendered under the exchange offer, the Company has issued (a) an additional 53.8 million in aggregate of Common Shares and Special Warrants (b) 0.9 million warrants, each allowing the holder to purchase one Common Share at a price $5.00 on

8. RECAPITALIZATION, CONVERTIBLE DEBENTURES AND UNITS (CONT'D)

or before March 31, 2003, which expired unexercised, and (c) 1.7 million warrants, each allowing the holder to purchase one Common Share at a price Cdn$7.95 on or before March 31, 2003, which expired unexercised.

From the date of the court judgment, the Unit holders had the unilateral right to exercise their option to tender a Unit for an asset of the Company, being the ClearWave shares included within the Units and accordingly the Units were treated as debt under Canadian GAAP. U.S. GAAP also treated the Units as a liability due to their hybrid nature.

As a result of the Unit exchange offer and financing commitments under the Recapitalization, the Company realized a gain on exchange of Units, having a carrying value of $191.8 million, of $46.1 million net of expenses of $5.3 million and issued Common Shares, Preferred Shares and Warrants having a carrying value of $184.3 million, $21.4 million and $1.1 million, respectively. This Unit exchange resulted in an increase in the Company's equity interest and voting rights in ClearWave from 45.5% and 80.7% respectively, to 85.6% and 94.9% respectively.

From February 4, 2002, the remaining Units were presented within current liabilities until their expiry on June 30, 2002 at which date they were accounted for as non-controlling interests and a gain on disposal of the ClearWave shares contained in the expired Units of $44.0 million was recognized being the difference between the carrying value of the Units and the related ClearWave shares.

In connection with these transactions, Telesystem Ltd., contributed $20.9 million under the equity financing and tendered 16.8 million Units under the Units exchange offer for an aggregate of approximately 25.2 million common shares and 0.8 million warrants which expired unexercised in March 2003.

9. SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND CONSOLIDATED BALANCE SHEETS

For the years ended December 31	2004	2003	2002
Depreciation and amortization			
Property, plant and equipment	218,654	195,856	146,273
Licenses	9,041	8,855	8,175
Subscriber relationships	5,315	–	–
	233,010	204,711	154,448
Interest expense			
Interest on long-term debt	83,228	70,694	88,782
Amortization of deferred financing costs	5,939	6,990	7,511
Other interest and financial charges	147	15,558	9,909
	89,314	93,242	106,202

License amortization for the next five years is expected to be $10.5 million per year. Subscriber relationships are being amortized over a period of 4 years and amortization is expected to be $11.2 million per year. Advertising costs were $45.7 million, $37.2 million and $29.4 million for 2004, 2003 and 2002, respectively.

In connection with MobiFon's and Oskar Mobil's loyalty point programs implemented in 2004 and accounted for in accordance with the Company's accounting policy described in Note 2, operating income for the year ended December 31, 2004 includes an expense of $7.4 million and other current assets and accrued liabilities as of December 31, 2004 include amounts of $2.5 million and $6.0 million, respectively related to these retention programs.

9. SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND CONSOLIDATED BALANCE SHEETS (CONT'D)

Other Information

	2004	2003	2002
Allowance for doubtful accounts			
Balance, beginning of year	8,296	7,503	8,510
Bad debt expenses	10,201	9,740	7,363
Uncollectible accounts written off,			
net of recoveries	(4,087)	(9,385)	(8,401)
Foreign exchange translation difference	2,081	438	31
Balance, end of year	16,491	8,296	7,503

During 2004, $3.0 million was paid to an affiliate of a significant shareholder for insurance premiums, $1.1 million of which has been included in selling, general and administration expenses in 2004 and $1.9 million has been included with prepaid expenses.

10. EARNINGS PER SHARE

The reconciliation of the numerator and denominator for the calculation of earnings (loss) per share is as follows:

For the years ended December 31	2004	2003	2002
Numerator			
Income from continuing operations	55,206	20,696	61,959
Accretion of equity component of convertible debentures	–	–	(2,260)
Income from continuing operations – basic and diluted	55,206	20,696	59,699

For the years ended December 31	2004	2003	2002
Denominator (in thousands)			
Weighted average number of Common and Preferred			
Shares outstanding	142,834	101,156	91,006
Dilutive effect of options and RSUs	3,033	2,264	–
Weighted average number outstanding – diluted	145,867	103,420	91,006

11. INCOME TAXES

Income tax expense in 2004 and 2003 of $63.5 million and $52.8 million, respectively, relates primarily to Romanian taxes and is comprised of $65.9 million and $52.7 million of current income tax, respectively. Income tax expenses for 2004 and 2003 also include a deferred income tax recovery of $2.4 million and a deferred income tax expense of $0.1 million, respectively. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for

11. INCOME TAXES (CONT'D)

income tax purposes except for those which originate from differences in functional currency re-measurement. Significant components of the Company's deferred tax assets and liabilities, which arose principally from operating subsidiaries, are as follows:

As at December 31	2004	2003
Deferred tax assets		
Loss carryforwards – Oskar Mobil	21,957	31,892
Loss carryforwards – Corporate	31,631	17,825
Carrying value of liabilities in excess of their tax value	2,380	327
Tax value of assets in excess of their carrying value	96,479	66,620
Total deferred tax assets	152,447	116,664
Valuation allowance	(142,716)	(116,337)
Deferred tax assets	9,731	327
Deferred tax liabilities		
Carrying value of assets in excess of their tax value	14,036	2,660
Net deferred tax liabilities	(4,305)	(2,333)

As at December 31, 2004, the Company had net operating loss carryforwards, which are available to reduce taxable income in future years, as follows:

	Oskar Mobil	Corporate	Total
Losses expiring:			
2008	86,500	–	86,500
2009	5,000	63,200	68,200
2010	–	15,000	15,000
2011	–	5,000	5,000
	91,500	83,200	174,700

The tax loss carryforwards above are subject to finalization of the tax returns and the tax assessment process. Furthermore, the amount of such losses may be adjusted due to the utilization of other temporary differences in which case, there is no impact on total temporary differences. The deferred tax assets relating to both Oskar Mobil and corporate have been fully offset by a valuation allowance due to their history of losses.

The tax benefits relating to operating losses carried forward and temporary differences in Oskar Mobil which existed as of the date of the business combinations described in Note 4 (b) were not recorded. Accordingly, if and when it is more likely than not that the tax benefits of these unrecognized losses carried forward and temporary differences will be realized, they will be first applied to reduce unamortized intangible assets. During 2004, no amount of tax benefits related to these losses or temporary differences were realized.

In addition, the Company's tax base of its investments in foreign affiliates exceeds the carrying value of these assets and is available to reduce future income tax on capital gains.

The components of consolidated income from continuing operations before income taxes and non-controlling interests were as follows:

	2004	2003	2002
Corporate and other	(38,970)	(23,337)	31,539
Romania	211,177	152,084	109,428
Czech Republic	(12,984)	(25,999)	(73,693)
	159,223	102,748	67,274

11. INCOME TAXES (CONT'D)

The reconciliation of income tax computed at the statutory Canadian tax rates with income tax expense from continuing operations is as follows:

For the years ended December 31	2004	2003	2002
Tax expense at statutory rate	60,505	39,044	25,734
Tax deductible interest on convertible debentures	–	–	(1,000)
Differences in effective rate attributable to income taxes of other countries	(25,276)	(17,737)	(8,520)
Non taxable gains on investments	(4,430)	(7,417)	–
Differences related to assets and liabilities re-measured from local currency into functional currency and other permanent differences	21,798	25,530	13,173
Stock-based compensation	4,805	116	–
Valuation allowance	6,133	13,304	3,115
	63,535	52,840	32,502

Romania and the Czech Republic currently have a number of laws related to various taxes imposed by governmental authorities. Applicable taxes include value added tax, corporate tax, and payroll (social) taxes. In addition, laws related to these taxes have not been in force for significant periods, in contrast with more developed market economies; therefore, implemented regulations are often unclear or nonexistent. Accordingly, few precedents with regard to tax issues have been established. Often, differing opinions regarding legal interpretations exist both among and within government ministries and organizations; thus, creating uncertainties and areas of conflict. Management believes that it has adequately provided for tax liabilities in the accompanying financial statements.

12. SUPPLEMENTARY CASH FLOW INFORMATION

For the years ended December 31	2004	2003	2002
Changes in operating assets and liabilities			
Trade debtors	(32,407)	(25,368)	(9,811)
Inventories	2,539	(5,902)	(647)
Prepaid expenses and other assets	3,965	4,829	(5,099)
Deferred revenues	11,975	4,563	6,098
Other current operating liabilities	31,040	27,555	(1,289)
	17,112	5,677	(10,748)
Significant non-cash investing and financing activities			
Acquisition of property, plant and equipment financed under supply contracts in Oskar Mobil	–	19,668	27,180
Acquisition of additional subsidiaries' shares in exchange for shares of the Company [Note 4]	508,208	14,984	–
Other cash flow information			
Interest paid	82,141	76,282	75,631
Income tax paid	50,543	42,230	24,431

The above significant non-cash activities exclude the non-cash Recapitalization transactions described in Note 8.

13. SEGMENTED INFORMATION

The Company has two reportable segments: operations in Romania and operations in the Czech Republic. The Company's reportable segments are strategic business units that operate in different countries. They are managed separately because each business requires different marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on service revenues, operating income (loss) and operating income (loss) before depreciation and amortization.

Information about the reportable segments, which is reconciled to consolidated operating income, acquisitions and carrying value of property, plant and equipment, licenses, subscriber relationships and goodwill and total assets, is summarized as follows:

For the year ended December 31, 2004	Romania	Czech Republic	Corporate and Other	Total
Revenues				
Services	686,283	523,268	–	1,209,551
Equipment	37,212	28,799	–	66,011
	723,495	552,067	–	1,275,562
Cost of services	146,755	209,340	–	356,095
Cost of equipment	69,060	45,865	–	114,925
Selling, general and administrative expenses	162,746	134,867	19,640	317,253
Depreciation and amortization	118,904	114,068	38	233,010
Operating income (loss)	226,030	47,927	(19,678)	254,279
Acquisitions of property, plant and equipment and licenses	135,822	92,574	28	228,424
Property, plant and equipment, licenses and subscriber relationships as at December 31, 2004	531,028	755,698	126	1,286,852
Goodwill as at December 31, 2004	545,004	43,619	–	588,623
Total assets as at December 31, 2004	1,269,951	936,431	134,327	2,340,709
Operating income (loss) before depreciation and amortization	344,934	161,995	(19,640)	487,289

13. SEGMENTED INFORMATION (CONT'D)

For the year ended December 31, 2003	Romania	Czech Republic	Corporate and Other	Total
Revenues				
Services	529,520	385,388	–	914,908
Equipment	28,531	23,646	–	52,177
	558,051	409,034	–	967,085
Cost of services	104,714	163,494	–	268,208
Cost of equipment	53,301	36,053	–	89,354
Selling, general and administrative expenses	118,841	106,143	9,950	234,934
Depreciation and amortization	110,458	94,187	66	204,711
Operating income (loss)	170,737	9,157	(10,016)	169,878
Acquisitions of property, plant and equipment and				
licenses including non-cash items	107,639	69,748	–	177,387
Property, plant and equipment and licenses				
as at December 31, 2003	503,940	687,621	136	1,191,697
Goodwill as at December 31, 2003	51,710	15,164	53	66,927
Total assets as at December 31, 2003	725,320	821,733	120,535	1,667,588
Operating income (loss) before depreciation				
and amortization	281,195	103,344	(9,950)	374,589

For the year ended December 31, 2002	Romania	Czech Republic	Corporate and Other	Total
Revenues				
Services	425,567	227,342	–	652,909
Equipment	21,214	20,331	–	41,545
	446,781	247,673	–	694,454
Cost of services	81,462	122,741	–	204,203
Cost of equipment	39,160	25,594	–	64,754
Selling, general and administrative expenses	94,613	79,143	9,707	183,463
Depreciation and amortization	86,919	67,367	162	154,448
Operating income (loss)	144,627	(47,172)	(9,869)	87,586
Acquisitions of property, plant and equipment and				
licenses including non-cash items	100,336	106,560	57	206,953
Operating income (loss) before depreciation				
and amortization	231,546	20,195	(9,707)	242,034

14. OTHER COMMITMENTS AND CONTINGENCIES

Commitments under Long-term Operating Leases

The future minimum lease payments for the next 5 years under operating leases, relate primarily to properties and sites are as follows:

	$
2005	31,478
2006	24,710
2007	23,131
2008	19,375
2009	19,169
Total	117,863

Not included in the above are annual line lease payments and annual microwave lease payments of approximately $7.6 million and $11.3 million, respectively, the contracts for which can be generally terminated, subject to a 6 month lease payment penalty. Rental expenses amounted to $26.4 million, $19.6 and $14.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

MobiFon has issued bank guarantees in the aggregate value of $3.1 million in 2004 ($3.0 million in 2003) to cover any proven claims for MobiFon's non performance of its obligation to lessors.

The Company is also committed to two long-term service agreements for the right to use "dark" fiber optic capacity and technical space, the earliest of which commenced in 2002 for 17 years and the second which commenced in 2004 for a period of 7 years. The service agreement charges are offset by a reciprocal agreement whereby MobiFon provides capacity on the "lit" fiber back to the primary service provider. The annual value of the combined transactions is approximately $7.0 million and the payments and receipts are expected to largely offset one another. The estimated cost to the Company to enable the "dark" fiber to be utilized is $8.5 million of which $1.2 million remains to be incurred.

The Company's operating subsidiaries have purchase commitments of approximately $37.1 million with network equipment and systems support providers.

License Agreements

The Company's operational subsidiaries are committed to pay minimum annual spectrum fees and other regulatory fees totalling approximately $27.7 million in 2005. The conditions to the various license agreements require the Company's operational subsidiaries to substantially meet the deployment plans set out in their license agreements and, in certain instances, to provide a specified level of services in their respective coverage areas.

Romanian UMTS License

In November 2004, the Romanian government advised MobiFon that it was successful in its application for a UMTS license in Romania. As a result, MobiFon will be required to pay a total of $35.0 million to the Romanian Government, of which $10.5 million will be payable within 120 days from the date, the Company was notified of the license grant, being November 23, 2004 and the remainder in five annual installments of $4.9 million, commencing in 2006. MobiFon will also be required to honour certain license conditions, including coverage requirements. The license has an initial term of 15 years with the option to renew for an additional 10 years. As of December 31, 2004, MobiFon had not yet received license documentation. Upon receipt of such documentation, a liability and corresponding asset will be recorded.

14. OTHER COMMITMENTS AND CONTINGENCIES (CONT'D)

Regulatory Claims

In the normal course of business, the Company's operational subsidiaries' actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against the Company for alleged breaches to different regulations including arrangements for interconnection fees. The Company believes that the ultimate outcome of any of such proceedings currently in progress will not be materially adverse to the Company.

15. FINANCIAL INSTRUMENTS

Fair Value

The carrying amounts of cash and cash equivalents, short-term investments, trade debtors, accounts payable, accrued liabilities, accrued interest payable, accrued dealers' commissions, amounts receivable from and payable to non-controlling interests, taxes recoverable and payable approximate their fair values due to the short-term maturities of these instruments.

The fair value of the portion of MobiFon's senior credit facility representing $89.4 million of principal at December 31, 2004, for which the interest rate has been fixed approximates $90.4 million [$100.9 million fair value for $99.4 million of principal in 2003]. The fair value and effective interest rate of the MobiFon Holdings 12.5% Senior Notes, based on their trading on the over-the-counter market, were approximately $262.8 million and 6.8% respectively. The fair value and effective interest rate of Oskar Mobil's Notes based on their trading on the over-the-counter market, were approximately $478.1 million and 6.0%, respectively. [See Note 17[f] for the fair value of derivative financial instruments which have been determined based on third party mark to market quotes].

The carrying amounts of short-term loans and other long-term debt approximate their fair values because their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company.

Interest Rate Risk

The Company has exposure to interest rate risk for floating interest rate instruments. Fluctuations in interest rates will have an effect on the valuation and the collection or repayment of these instruments.

Credit Risk

The Company has a limited concentration of credit risk due to the composition of its customer base, which includes a large number of individuals and businesses. The Company evaluates the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establishes an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. Cash and cash equivalents and short-term investments are contracted with a limited number of financial institutions. However, risk of losses is managed by the Company through a policy of dealing only with large, creditworthy financial institutions.

15. FINANCIAL INSTRUMENTS (CONT'D)

Currency Risk

MobiFon operates in a developing economy with high rates of inflation and significant currency fluctuations. There is a consequent risk of loss in value in respect to net monetary assets held in Romanian lei. As at December 31, 2004, the net monetary position held in Romanian lei and expressed in U.S. dollars was $3.0 million [$10.6 million as at December 31, 2003].

In addition the Company is exposed to currency risk with regards to fluctuations between the Euro and U.S. dollar and Czech Koruna, as a result of unhedged Euro denominated borrowings by Oskar Mobil and certain revenue and expenditures which are Euro-denominated in both operations.

16. DISCONTINUED OPERATIONS

On March 5, 2002, the Company adopted a formal plan to dispose of its Brazilian cellular operations by way of a sale of its equity interest. On March 26, 2003, the Company completed the sale of its discontinued Brazilian Cellular operations for gross proceeds of $70 million and settled or terminated all litigation related to such interest. Although all such litigation has now been settled or terminated as part of the sale of the Company's interest in Telpart, the parties may recommence the litigation should such sale be unwound for any reason. Furthermore, the Company may be subject to future claims in relation to its past equity participation in Telpart.

For the year ended December 31, 2003, the loss from discontinued operations amounts to $8.8 million and represents the difference in the net proceeds and the net carrying value of the Company's Brazilian Cellular Operations. For the year ended December 31, 2002, the loss from discontinued operations amounted to $189.1 million and is related to Brazilian cellular operations. The loss from discontinued operations is presented net of income tax expense of nil in 2003 and $0.1 million in 2002.

The revenues and operating income from discontinued operations are as follows:

For the years ended December 31	2004	2003	2002
Brazilian Cellular Operations			
Revenues	–	–	144,653
Operating income	–	–	18,828

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements were prepared in accordance with accounting principles generally accepted in Canada ["Canadian GAAP"]. The following material adjustments to the Company's financial statements would be required to conform with accounting principles generally accepted in the United States ["U.S. GAAP"]:

Reconciliation of Consolidated Income

For the years ended December 31	2004	2003	2002
Income from continuing operations under Canadian GAAP	55,206	20,696	61,959
Gain on recapitalization [Note 17 [c]]	–	–	244,607
Accounting for forgiveness of debt [Note 17 [g]]	–	40,991	41,506
Convertible debentures [Note 17 [d]]	–	–	(3,329)
Income from continuing operations under U.S. GAAP	55,206	61,687	344,743
Loss from discontinued operations under Canadian GAAP	–	(8,811)	(189,133)
Discontinued operations - [Note 17 [h]]	–	–	(41,983)
Loss from discontinued operations under U.S. GAAP	–	(8,811)	(231,116)
Net income under U.S. GAAP	55,206	52,876	113,627
Basic earnings (loss) per share:			
Income from continuing operations	0.39	0.61	3.80
Discontinued operations	–	(0.09)	(2.54)
Net earnings	0.39	0.52	1.26
Diluted earnings (loss) per share:			
Income from continuing operations	0.38	0.60	3.80
Discontinued operations	–	(0.09)	(2.54)
Net earnings	0.38	0.51	1.26

Reconciliation of Consolidated Cash Flow Captions

A cash flow statement prepared under US GAAP is not required as there are no material differences between cash or funds flows reported in the cash flow statement prepared under Canadian GAAP and cash flows that would be reported in a statement of cash flows prepared in accordance with accounting principles generally accepted in the United States.

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D)

Reconciliation of Consolidated Balance Sheets

As at December 31	2004 Canadian GAAP	2004 Adjustments	2004 U.S. GAAP
ASSETS			
Current assets	415,162	35 (f)	415,197
Property, plant and equipment	1,161,861	–	1,161,861
Licenses	85,506	–	85,506
Subscriber relationships	39,485	–	39,485
Goodwill	588,623	1,861 (f)	590,484
Deferred financing costs	38,331	–	38,331
Deferred income tax assets	9,107	–	9,107
Investments and other assets	2,634	–	2,634
	2,340,709	1,896	2,342,605
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities	307,939	(1,288)(f)	306,651
Long-term debt	1,102,060	–	1,102,060
Deferred income tax liabilities	14,036	–	14,036
Other non-current liabilities	22,952	20,968 (f)	43,920
Non-controlling interests	145,241	(14,316)(f)	130,925
Shareholders' equity			
Share capital	1,670,166	–	1,670,166
Additional paid-in capital	256,345	(243,958)(c) 78,655 (a)	91,042
Deficit	(1,188,358)	243,958 (c) (78,655)(a)	(1,023,055)
Other comprehensive income:			
Cumulative translation adjustment	10,328	–	10,328
Fair value of derivative instrument	–	(3,468)(f)	(3,468)
Total shareholders' equity	748,481	(3,468)	745,013
Total liabilities and shareholders' equity	2,340,709	1,896	2,342,605

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D)

Reconciliation of Consolidated Balance Sheets

As at December 31	2003 Canadian GAAP	2003 Adjustments	2003 U.S. GAAP
ASSETS			
Current assets	358,674	733 [f]	359,407
Property, plant and equipment	1,102,057	–	1,102,057
Licenses	89,640	–	89,640
Goodwill	66,927	–	66,927
Deferred financing costs	28,440	(1,285)[f]	27,155
Investments and other assets	21,850	(3,600)[b]	18,250
	1,667,588	(4,152)	1,663,436
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities	289,627	(1,433)[f]	288,194
Long-term debt	1,059,734	–	1,059,734
Deferred income tax liabilities	2,660	–	2,660
Other non-current liabilities	10,204	(3,600)[b] 29,800 [f]	36,404
Non-controlling interests	213,590	(22,301)[f]	191,289
Shareholders' equity			
Share capital	1,081,077	–	1,081,077
Additional paid-in capital	246,497	(243,958)[c] 78,655 [a]	81,194
Deficit	(1,243,564)	243,958 [c] (78,655)[a]	(1,078,261)
Other comprehensive income:			
Cumulative translation adjustment	7,763	–	7,763
Fair value of derivative instrument	–	(6,618)[f]	(6,618)
Total shareholders' equity	91,773	(6,618)	85,155
Total liabilities and shareholders' equity	1,667,588	(4,152)	1,663,436

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D)

Consolidated Statements of Changes in Shareholders' Equity (Deficiency)
Under U.S. GAAP

	Share Capital	Additional Paid-in Capital	Special Warrants	2002-2003 Warrants	Deficit	Accumulated Other Comprehensive Income(Loss)	Total Shareholders' Equity (Deficiency)
Balance as at December 31, 2001	696,954	78,655	14,502	–	(1,244,764)	(116,333)	(570,986)
Issuance of Shares/ Warrants	359,641	–	(14,502)	2,231	–	–	347,370
Expiry of 2002 Warrants	–	917		(917)	–	–	–
Comprehensive Income	–	–	–	–	113,627	111,760	225,387
Balance as at December 31, 2002	1,056,595	79,572	–	1,314	(1,131,137)	(4,573)	1,771
Expiry of 2003 Warrants	–	1,314	–	(1,314)	–	–	–
Stock-based Compensation	–	308	–	–	–	–	308
Issuance of Shares	24,482	–	–	–	–	–	24,482
Comprehensive Income	–	–	–	–	52,876	5,718	58,594
Balance as at December 31, 2003	1,081,077	81,194	–	–	(1,078,261)	1,145	85,155
Stock-based Compensation	–	12,646	–	–	–	–	12,646
Issuance of Shares	589,089	(2,798)	–	–	–	–	586,291
Comprehensive Income	–	–	–	–	55,206	5,715	60,921
Balance as at December 31, 2004	1,670,166	91,042	–	–	(1,023,055)	6,860	745,013

[a] Convertible Shares

In 1997, under U.S. GAAP, shares that were convertible based on a conversion factor which depended upon the level of the annual internal rate of return on funds invested in equity, required that the excess, if any, of the estimated fair market value of the shares over their carrying value be recorded as an expense over the vesting period, when it became probable that they would be converted. In 1997, an amount of $78.7 million was expensed for U.S. GAAP purposes, with a corresponding increase in additional paid-in capital. This transaction was a non-cash transaction with no effect on cash flows and total equity of the Company.

[b] Investments in Joint Ventures

The Company accounts for investments in joint ventures using the proportionate consolidation method. Under U.S. GAAP, such investments are accounted for using the equity method. This results in reclassifications of balance sheet captions which are illustrated in the balance sheet reconciliation as presented above. Such reclassification has no impact on net income (loss) and shareholders' equity.

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D)

[c] Recapitalization Plan

Between January 1, 2002 and March 13, 2002, the Company completed, among other transactions, an issuer bid to acquire the Cdn$150 million 7% Equity Subordinate Debentures ("ESD") and converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest thereon. These financial instruments were classified as debt for U.S. GAAP whereas they were considered equity instruments for Canadian GAAP. Consequently, the difference in the fair value of the consideration given for them and their carrying value is being recognized as a gain on debt restructuring, whereas the difference in their carrying value and the consideration given in exchange for them was recorded as additional paid-in capital for Canadian GAAP purposes.

[d] Convertible Debentures

7% Equity Subordinate Debentures

Under Canadian GAAP, the debt component of the 7% Equity Subordinate Debentures due February 15, 2002 was determined and accounted for separately from the equity component. The debt component was determined by discounting the semi-annual interest coupons at the Company's prevailing borrowing market rate for debt without such conversion features. Interest expense has been computed at the discount rate on the debt component. Under Canadian GAAP, debt issue costs were proportionally allocated between the debt and equity components. The costs related to the debt component were being amortized over the term of the debt.

7.75% Convertible Equity Debentures

Under Canadian GAAP, the entirety of the 7.75% Convertible Equity Debentures were classified as equity as the Company had the option to pay both interest and principal through the issuance of additional Subordinate Voting Shares. The related issue costs were allocated against equity.

Under U.S. GAAP, both debentures were considered debt and their related issue costs would be deferred and amortized over the term of the debt. Interest expense consisted of the coupon rates of interest of 7% and 7.75% and the unrealized foreign currency gains or losses arising from the translation of the debt would be included in income as they arise. The impact on net loss for the year ended December 31, 2002 and on shareholders' equity as at December 31, 2002 under U.S. GAAP had been determined as follows:

For the years ended December 31	2002
Additional interest expense	(2,902)
Amortization of additional deferred financing costs	(185)
Foreign currency translation loss	(242)
Impact on net loss	(3,329)
Prior years' impact on net loss	(57,549)
Cumulative interest paid in shares on convertible debenture charged to deficit	23,288
Cumulative accretion of equity component of convertible debentures charged to deficit	36,933
Net change as a result of recapitalization [c]	657
Impact on shareholders' equity (end of year)	–

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D)

[e] FAS 130 "Comprehensive Income"

U.S. GAAP establishes standards for reporting and display of comprehensive income (loss) and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Under U.S. GAAP, all components of comprehensive income must be reported in the financial statements in the period in which they are recognized. A total amount for comprehensive income shall be displayed in the financial statements where the components of other comprehensive income are reported.

For the years ended December 31	2004	2003	2002
Net income under U.S. GAAP	55,206	52,876	113,627
Foreign currency translation adjustment	2,565	3,561	113,774
Change in fair value of derivative financial instruments [f]	3,150	2,157	(2,014)
Comprehensive income under U.S. GAAP	60,921	58,594	225,387

[f] Accounting for Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Company adopted SFAS 133, which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income net of tax and minority interest and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. All of the Company's derivatives, which are described in Note 6, that are designated as hedges at December 31, 2004 are designated as cash flow hedges.

As further described in Note 6, concurrent with the repayment of Oskar Mobil's senior credit facility, the Company terminated its related currency and interest rate hedging arrangements. The net loss associated with these arrangements which, under US GAAP, would have been recorded in Accumulated Other Comprehensive Income ("AOCI") within shareholders' equity and amounted to $5.9 million as of December 31, 2003, was entirely recognized in income in 2004. $4.6 million of this amount is included with the loss on early extinguishment of debt while the remainder was recognized as interest expense prior to the October 13, 2004 refinancing.

In addition, as also described in Note 6, to hedge the variable interest rates and Euro based debt currency exposures which arose from the new financing, Oskar Mobil entered into a number of new cross currency and interest rate swap arrangements, all of which have been designated as cash flow hedges. As of December 31, 2004, unrealized losses, net of minority interests, of approximately $3.9 million related to these swap agreements were, under US GAAP, recorded in AOCI since the Company's assessment of the hedging relationship revealed no ineffectiveness.

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D)

For the years ended December 31, 2004 and 2003, the decrease in the fair value of the Company's interest rate swap and foreign currency cash flow hedges, inclusive of the aforementioned swap terminations, totaled $0.8 million and $10.3 million [$13.9 million increase in 2002], of which $9.1 million and $4.7 million [$1.9 million in 2002] was reflected under Canadian and U.S. GAAP in income against the change in carrying value of the related hedged foreign currency debt or as an increase in interest expense. The remaining change in fair value, under U.S. GAAP was reflected in Other Comprehensive Income since the Company's assessment of the hedging relationship revealed no ineffectiveness. This remaining change, net of taxes of $0.7 million, $0.2 million and $0.9 million and net of minority interest of $6.1 million, $3.4 million and $9.1 million in 2004, 2003 and 2002 was $3.2 million, $2.2 million and $2.0 million respectively.

A rollforward of Accumulated Other Comprehensive Income related to these hedges is provided below:

	MobiFon	Oskar Mobil	Total
Balance as of December 31, 2001	1,771	4,990	6,761
Expiration of hedge in April 2002	(1,771)	—	(1,771)
Net change in derivative fair value during the year	1,482	2,303	3,785
Balance as of December 31, 2002	1,482	7,293	8,775
Net change in derivative fair value during the year	(783)	(1,374)	(2,157)
Balance as of December 31, 2003	699	5,919	6,618
Unwind of hedges in October, 2004	–	(4,687)	(4,687)
Net change in derivative fair value during the year	(1,105)	2,642	1,537
Balance as of December 31, 2004	(406)	3,874	3,468

[g] Gain on Forgiveness of Debt

Under Canadian GAAP, the gain on the Senior Notes exchange in 2001 was determined as the difference between the accreted value of the original debt net of unamortized deferred costs less the face value of the new debt and the cash payment of $50.0 million. Under U.S. GAAP, all future cash payments including interest and contingent additional payments relative to the 14% Notes specified by the terms are netted against the realized gain on forgiveness of debt thereby reducing the realized gain. Thereafter, all cash payments under the terms of the 14% Notes will be accounted for as reductions of the carrying amount of the 14% Notes and no interest expense will be recognized on the 14% Notes for any period between the restructuring and repayment of the 14% Notes and accordingly, interest and accrued contingent payments have been reversed in 2001 through 2003 for U.S. GAAP purposes. Upon the repayment of the Notes in 2003, the difference between the carrying value of the 14% Notes for U.S. GAAP purposes and the cash payment made was recognized as a gain on debt repayment.

[h] Discontinued Operations

Commencing January 1, 2002, the Company was required to adopt FASB Statement No. 144, Accounting for the impairment or disposal of Long Lived Assets ("FAS 144"). Under FAS 144, the discontinued operations of Brazilian Cellular Operations continued to be reported as continuing operations until the financial statements encompassing the date the decision to dispose of the operations were issued. The decision to dispose of the remaining Brazilian Cellular Operations occurred on March 5, 2002 and accordingly, these operations were presented as discontinued operations in the subsequent reporting periods starting in the three months ended March 31, 2002 whereas under Canadian GAAP, these operations were presented as discontinued operations for the year ended December 31, 2001. Consequently, the estimated exit costs and the loss resulting from the partial realization of the cumulative translation adjustment, which were recognized for Canadian GAAP in the year ended of December 31, 2001, were recognized in 2002 under U.S. GAAP.

18. SUBSEQUENT EVENTS

Acquisition of Non-controlling Interests in Oskar Holdings

In November 2004, the Company entered into an agreement in principal to acquire from non-controlling shareholders 72.9% of Oskar Holdings in exchange for the issuance of 46.0 million common shares of the Company's treasury stock having an aggregate value of $521.9 million including costs of which $6.0 million was paid to an affiliate of the employer of a board member. Closing occurred on January 12, 2005 and the Company increased its indirect ownership in Oskar Holdings and Oskar Mobil to 100.0% and 99.87%, respectively. Two of the Company's significant shareholders are shareholders of Oskar Holdings and received 17.4 million and 7.0 million common shares, respectively. The acquisition will be accounted for using the purchase method.

Performance RSUs

In February 2005, the Board of Directors of the Company authorized the grant of 2,043,000 performance based RSUs. The performance based RSUs will vest in three years from the date of their grant. However, the number of RSUs that will vest is dependent upon the Company's future stock price appreciation from the date of grant. The stock prices at which performance RSUs will vest range from $15 to $18 and the weighted average of such prices is $16.70. The expected aggregate fair value of the grant will be amortized as stock-based compensation expense over the vesting period of the performance RSUs. The aggregate fair value of the RSUs consists of the fair value of each RSU, on the date of grant, times the expected number of performance RSUs that will vest determined using a binomial model and assumptions consistent with those used to determine the fair value of the Company's stock option grants. The expected number of performance RSUs that will vest will be re-estimated at each future reporting period.

UMTS License in Czech Republic

On February 23, 2005, the Czech Telecommunications Offices awarded a UMTS license to Oskar Mobil. The UMTS license was awarded for a term of 20 years and requires Oskar to honour certain license conditions, including minimum coverage requirements. The CZK 2 billion ($89.4 million) agreed upon price is payable in annual instalments from December 2005 through December 2009.

Sale of Operations to Vodafone

On March 15, 2005, the Company entered into definitive agreements with Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc, ("Vodafone") for the sale of all of its interests in ClearWave for a cash consideration of approximately $3.5 billion. ClearWave owns all of the Company's interest in Oskar Mobil and MobiFon through its 100% ownership of Oskar Holdings and MobiFon Holdings. The consideration is payable in cash upon closing of the sale. At closing, net proceeds from the sale along with net assets at the Company level, which consist primarily of cash and cash equivalents, are expected to equate to $16 per fully-diluted share and are intended to be distributed to shareholders pursuant to a court supervised plan of arrangement.

18. SUBSEQUENT EVENTS (CONT'D)

Closing of the sale is subject to (i) court approval pursuant to the plan of arrangement, (ii) shareholder' approval on a basis to be determined by the court (expected to be $66^2/_3$% of the votes), and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislations. Closing of the sale will take place as soon as practicable after receipt of such regulatory approvals, which is expected to occur in the third quarter of 2005.

The Board of Directors of the Company has approved the sale transaction and has recommended that the shareholders of the Company vote in favor of the sale transaction, which will be included in the plan of arrangement which will also address distributions to shareholders and liquidation of the Company.

19. COMPARATIVE FIGURES

Certain comparative figures were reclassified to conform to the presentation adopted in 2004.

FINANCIAL RETROSPECTIVE

FIVE-YEAR REVIEW

(in thousands of U.S. dollars, except per share data)	2004	2003	2002	2001	2000
Revenues	1,275,562	967,085	694,454	526,225	354,052
Operating income before depreciation and amortization	487,289	374,589	242,034	121,567	5,362
Depreciation and amortization	233,010	204,711	154,448	122,008	90,384
Operating income (loss)	254,279	169,878	87,586	(441)	(85,022)
Income (loss) from continuing operations	55,206	20,696	61,959	162,389	(19,672)
Loss from discontinued operations	-	(8,811)	(189,133)	(416,103)	(335,684)
Net Income (loss)	55,206	11,885	(127,174)	(253,714)	(355,356)
Basic earnings (loss) per share					
From continuing operations	0.39	0.21	0.66	38.59	(14.13)
From discontinued operations	-	(0.09)	(2.08)	(119.98)	(107.76)
Net earnings (loss)	0.39	0.12	(1.42)	(81.39)	(121.89)
Diluted earnings (loss) per share					
From continuing operations	0.38	0.20	0.66	20.21	(14.13)
From discontinued operations	-	(0.09)	(2.08)	(51.52)	(107.76)
Net earnings (loss)	0.38	0.11	(1.42)	(31.31)	(121.89)
Total assets	2,340,709	1,667,588	1,441,628	1,906,666	3,294,165
Long-term debt (excluding current maturities)	1,102,060	1,059,734	739,313	784,183	1,013,725
Shareholders' equity	748,481	91,773	51,537	169,057	76,389

QUARTERLY FINANCIAL DATA 2004

(in thousands of U.S. dollars, except per share data)	First	Second	Third	Fourth	Year
Revenues	278,420	301,397	328,929	366,816	1,275,562
Operating income before depreciation and amortization	107,484	120,947	133,858	125,000	487,289
Depreciation and amortization	57,274	54,663	56,285	64,788	233,010
Operating income	50,210	66,284	77,573	60,212	254,279
Income from continuing operations	15,683	13,907	20,674	4,942	55,206
Loss from discontinued operations	-	-	-	-	-
Net Income	15,683	13,907	20,674	4,942	55,206
Basic earnings per share					
From continuing operations	0.13	0.10	0.14	0.03	0.39
From discontinuing operations	-	-	-	-	-
Net earnings	0.13	0.10	0.14	0.03	0.39
Diluted earnings per share					
From continuing operations	0.13	0.10	0.14	0.03	0.38
From discontinuing operations	-	-	-	-	-
Net earnings	0.13	0.10	0.14	0.03	0.38

QUARTERLY FINANCIAL DATA 2003

(in thousands of U.S. dollars, except per share data)	First	Second	Third	Fourth	Year
Revenues	199,918	232,163	257,217	277,787	967,085
Operating income before depreciation and amortization	81,442	97,426	101,212	94,509	374,589
Depreciation and amortization	51,056	48,978	51,284	53,393	204,711
Operating income	30,386	48,448	49,928	41,116	169,878
Income (loss) from continuing operations	11,848	6,500	3,075	(727)	20,696
Loss from discontinued operations	(8,811)	-	-	-	(8,811)
Net Income (loss)	3,037	6,500	3,075	(727)	11,885
Basic earnings (loss) per share					
From continuing operations	0.12	0.07	0.03	(0.01)	0.21
From discontinuing operations	(0.09)	-	-	-	(0.09)
Net earnings (loss)	0.03	0.07	0.03	(0.01)	0.12
Diluted earnings (loss) per share					
From continuing operations	0.12	0.07	0.03	(0.01)	0.20
From discontinuing operations	(0.09)	-	-	-	(0.09)
Net earnings (loss)	0.03	0.07	0.03	(0.01)	0.11

SHARE PRICES

	2004			2003		
Toronto Stock Exchange (In Canadian dollars)	High	Low	Close	High	Low	Close
Per Common Share						
First Quarter	20.10	11.25	14.95	3.15	1.10	1.75
Second Quarter	16.85	11.46	13.13	5.70	1.68	5.20
Third Quarter	14.12	11.02	12.05	7.50	4.80	5.86
Fourth Quarter	14.70	11.84	13.45	12.00	5.80	10.85
Nasdaq (in U.S. dollars)	High	Low	Close	High	Low	Close
Per Common Share						
First Quarter	15.15	8.70	11.37	2.10	0.75	1.20
Second Quarter	12.80	8.55	9.79	4.25	1.15	3.84
Third Quarter	10.90	8.44	9.46	5.49	3.35	4.35
Fourth Quarter	12.30	9.34	11.19	9.25	4.26	8.36

December 31,	2004
Number of outstanding common shares	169,193,153
Stock list symbol	
Toronto stock exchange	TIW
Nasdaq stock exchange	TIWI

OTHER INFORMATION

CORPORATE

**Telesystem International
Wireless Inc.**
1250 René-Lévesque Boulevard West
38th Floor
Montréal, Québec
H3B 4W8
Canada
Tel.: (514) 673-8497

PRINCIPAL
BUSINESS UNITS

Oskar Mobil a.s. (Oskar)
Vinice, Vinohradska 167
100 00 Praha 10
Czech Republic
Tel. : 420 (2) 7117-1111

MobiFon S.A. (Connex)
3 – 5 Avrig St.
021571 Bucharest
Romania
Tel. : 40 (2) 130-21-000

BOARD OF DIRECTORS

Bruno Ducharme
Chairman of the Board
and Chief Executive Officer -
TIW Inc.

DIRECTORS

Thierry Baudon[2]
Chief Executive Officer and Managing
Director, Emerging Markets
Partnership C.V.

Jonathan Charles Carter-Meggs[2]
Partner
J.P. Morgan Partners, LLC

Jacques A. Drouin[2]
Managing Director,
Lazard Brothers & Co. Limited
and Canada Country Head,
based in London, England

Michael R. Hannon[1]
Partner
J.P. Morgan Partners, LLC

C. Kent Jespersen[1]
Lead Board Director -
TIW Inc.
Chairman of the Board -
La Jolla Resources
International Ltd.

François Laurin[1]
Vice-President Investments,
Communications - Capital d'Amérique
CDPQ Inc.

1 Member of the Audit Committee

2 Member of the Human Resources
   and Governance Committee

CORPORATE OFFICERS

Bruno Ducharme
Chairman and
Chief Executive Officer

Alexander Tolstoy
President and
Chief Operating Officer

André Gauthier
Executive Vice-President
and Chief Financial Officer

Margriet Zwarts
General Counsel & Secretary

Terry Enepekides
Vice-President, Corporate
Finance and Chief Accounting Officer

OPERATIONS HEADS

Alexander Tolstoy
Chief Executive Officer
Oskar Mobil a.s. and MobiFon S.A.

Karla D. Stephens
Chief Operating Officer
Oskar Mobil a.s.

Edward Lattimore
President and
Chief Operating Officer
MobiFon S.A.

Investor Relations

Telesystem International Wireless Inc.
1250 René-Lévesque Boulevard West
38th floor
Montréal, Québec
H3B 4W8
Canada
(514) 673-8466
www.tiw.ca

Transfert Agent and Registrar

The transfer agent and registrar for the Common Shares in Canada is Computershare Trust Company of Canada, at its principal offices in Vancouver, Calgary, Toronto and Montréal. The transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company, Inc., at its principal office in Denver.

Trustee

The trustee for the 13¼% Senior Discount Notes is Bank of Nova Scotia Trust Company of New York, at its principal office in New York. The trustee for the 7% Equity Subordinated Debentures is Computershare Trust Company of Canada, at its principal office in Montréal.

Stock Exchange Listings

The Corporation's Common Shares are listed on the Toronto Stock Exchange under the symbol TIW, and on the Nasdaq under the symbol TIWI. The Corporation's 7% Equity Subordinated Debentures are listed on the Toronto Stock Exchange under the symbol TIW.DB.A.

Securities Commission Filings

In addition to its annual report, the Corporation files a management proxy circular with the Canadian Securities Commissions. It also files a Form 20-F with the U.S. Securities and Exchange Commission and with the Canadian Securities Commissions.

Auditors

Ernst & Young L.L.P.,
Chartered Accountants
1 Place Ville Marie
Suite 2400
Montréal, Québec
H3B 3M9 Canada

CONNEX and MobiFon are trademarks of MobiFon S.A. OSKAR is a trademark of Oskar Mobil a.s.

Pour obtenir un exemplaire de la version française du rapport annuel, veuillez communiquer avec le service des Relations avec les investisseurs.



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